As filed with the Securities and Exchange Commission on October 8, 2013

Registration No. 333-191004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Citizens Independent Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Ohio	6022	31-1441050
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

188 West Main Street
Logan, Ohio 43138
(740) 385-8561

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Donald P. Wood, Chairman of Board
188 West Main Street
Logan, Ohio 43138
(740) 385-8561

(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:

Michael D. Martz
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215
Telephone: (614) 464-6400
Facsimile: (614) 464-6350

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Subscription Rights, each to purchase one common share, no par value per share	—	—	—	—	(2)
Common Shares, no par value per share, underlying the Subscription Rights(1)			$6,000,000	$818.40	(3)
Warrants		—	—	—	(4)
Common Shares underlying the Warrants	—	—	$3,000,000	$409.20	(3)
Total	—	—	$9,000,000	$1,227.60

(1)	This Registration Statement relates to (a) subscription rights to purchase common shares, (b) common shares deliverable upon the exercise of the subscription rights, (c) warrants deliverable upon the purchase of every two common shares and (d) the common shares deliverable upon exercise of the warrants.

(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

(4)	Pursuant to Rule 457(g), no separate registration fee is payable with respect to the warrants being offered hereby since the warrants are being registered in the same registration statement as the securities to be offered pursuant thereto.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

 SUBJECT TO COMPLETION, DATED OCTOBER 8, 2013

PROSPECTUS

Citizens Independent Bancorp, Inc.

$6,000,000 of Common Shares,
and Warrants to purchase up to $3,000,000 of Common Shares

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase up to      common shares, without par value. In the rights offering, you will receive one subscription right for each one common share you hold as of 5:00 p.m. Eastern Time, on            , 2013, the record date of the rights offering.

Our Board of Directors is not making a recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 8.

The offering will expire on       , 2013 at 5:00 pm Eastern Time. Our Board of Directors may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than      , 2013. We may offer any of the common shares that remain unsubscribed at the expiration of the rights offering to the public at $[    ] per share. Any offering of common shares that remain unsubscribed shall be on a best efforts basis.

The maximum aggregate gross proceeds to be raised in the rights offering and the public offering is $6.0 million and the minimum is $2.5 million. If we do not raise a minimum of $2.5 million in these transactions, the rights offering will be terminated.

For each two shares purchased in the rights offering or public offering, purchasers will receive, without charge, a warrant to purchase one additional common share at a price per share equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date. The warrant will be exercisable for a period of two years from the closing of the offering, may be exercised only by cash payments and will be non-transferable.

We may in our sole discretion cancel the rights offering at any time and for any reason. If we cancel this offering, the subscription/escrow agent will return all subscription payments it has received for the cancelled rights offering without interest or penalty.

This is not an underwritten offering. Management is selling the shares on a best efforts basis.

Our common shares are not traded on a national securities exchange and are not quoted on any over-the-counter market, so there will be no active trading market for your shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These common shares are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

STOCK OFFERING SUMMARY
PRICE: $[    ] PER SHARE

	Minimum		Maximum
Number of shares
Gross stock offering proceeds		$2,500,000		$6,000,000
Estimated offering expenses		$151,000		$151,000
Net proceeds		$2,349,000		$5,849,000
Net proceeds per share	$		$

The date of this prospectus is [           ], 2013.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights and warrants offering and sale of common shares in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any common shares in Arizona, California, Minnesota, New York or Wisconsin or in any other jurisdiction in which such offer or solicitation is not permitted. No action is being taken in Arizona, California, Minnesota, New York or Wisconsin or in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in such jurisdictions are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, all references to the “Company,” “Corporation,” “Bancorp,” “we,” “us” and “our” refer to Citizens Independent Bancorp, Inc. and its subsidiaries, unless the context otherwise requires or where otherwise indicated. References to “Citizens Bank” or the “Bank” mean our wholly-owned banking subsidiary. In this prospectus, we will refer to the rights offering and the public offering collectively as the “stock offering.”

i

SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information contained in the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Information,” and “The Rights Offering,” our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2012, and the unaudited financial statements for the six-month period ended June 30, 2013 in their entirety before you decide to exercise your subscription rights.

Overview

Bancorp was organized under the laws of the State of Ohio in 1994 as the bank holding company for The Citizens Bank of Logan, Ohio under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). The Company is headquartered in Logan, Ohio, and offers a broad range of financial services through Citizens Bank, an Ohio chartered commercial bank. The Bank is currently regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Ohio Division of Financial Institutions (“DFI”). The Company is regulated by the Federal Reserve Bank of Cleveland (“FRB”).

Citizens Bank is engaged in the business of commercial and retail banking. The Bank’s primary market area is Hocking, Fairfield and Athens Counties, Ohio. The Bank serves this market through four full service locations, which include the Bank’s main office located at 188 West Main Street, Logan, Hocking County, Ohio, and four limited service locations. The Bank maintains drive-up facilities as well as ATM equipment at all branches. The principal economic activities in the Bank’s market area include manufacturing, the service sector for local universities, tourism, construction, healthcare, retailing, and food services.

The Bank grants residential real estate, commercial real estate, commercial and industrial and consumer loans to customers primarily located in the Bank’s footprint of Hocking, Athens and Fairfield counties.

The Bank has two subsidiaries with assets. Citizens Independent Mortgage Company is an Ohio corporation that owns two parcels of real estate, neither of which generates income. Citizens Travel Center LLC is a travel agency that was organized as an Ohio limited liability company. It has two employees and operates out of two locations. On July 31, 2013, the Company announced that the Citizens Travel Center will be closed prior to November 30, 2013.

Regulatory Agreements

The Bank entered into a Consent Order with the FDIC on July 6, 2011, which was replaced with a new Consent Order on October 23, 2012. The Bank also entered into a written agreement with the DFI on July 11, 2011, which was revised on October 31, 2012 (the “DFI 2012 Agreement”). The purpose of the DFI 2012 Agreement and Consent Order are to address certain regulatory matters identified in regular examinations conducted by the FDIC and DFI. These documents are substantially similar and require the Bank to do several things, including to: (i) achieve a Tier I Leverage Capital ratio of 8.5% and Total Risk Based Capital ratio of 11.5% by February 20, 2013, (ii) seek approval from the FDIC prior to paying a dividend, (iii) retain qualified management, including a new chief financial officer, (iv) increase Board participation and add two, new, independent members to the Board, (v) create and submit to the FDIC an expense reimbursement policy, affiliate transactions policy, liquidity plan, interest rate risk plan, plan to reduce loan concentrations, and profit plan, (vi) not extend additional credit to any classified borrowers, (vii) reduce delinquencies and classified assets, (vii) review the adequacy of the Bank’s allowance for loan and lease losses, and (viii) correct deficiencies identified by the FDIC in its examination of the Bank. As of June 30, 2013, the Bank’s Tier I Leverage Capital ratio was 5.52% and its Total Risk Based Capital ratio was 9.47%.

On April 5, 2013, the Bank entered into a memorandum of understanding with the FDIC (the “FDIC 2013 MOU”). The FDIC 2013 MOU focuses on deficiencies in the Bank’s compliance function that were identified by the FDIC in an October 2012 examination report, and requires the Bank to, among other things, (i) train and ensure accountability of its compliance officer, (ii) require the compliance officer to report directly to the Board of Directors each month, (iii) implement a written compliance policy, (iv) revise and implement written compliance-related policies and procedures, (v) implement a training program for all Bank employees and directors, and (vi) establish an audit program.

On July 5, 2011, Bancorp entered into a memorandum of understanding with the FRB (the “FRB 2011 MOU,” and together with the DFI 2012 Agreement and FDIC 2013 MOU, the “Informal Agreements”). The FRB 2011 MOU restricts Bancorp from (i) paying dividends to its shareholders, (ii) receiving dividends or any other forms of payment from the Bank, (iii) incurring, increasing or guaranteeing any debt, (iv) purchasing or redeeming any of Bancorp’s shares that would serve to reduce capital at the Bank, (v) appointing any new director or senior executive officer, or changing the responsibilities of any senior executive officer without the FRB’s prior approval, or (vi) taking any action that would not comply with the restrictions on indemnification and severance payment provisions of the Federal Deposit Insurance Act.

The Informal Agreements are informal administrative actions that are not publically available. The Consent Order is a public document, and a copy is available from the FDIC’s website at www.fdic.gov.

Capital Requirements

Like many financial institutions across the United States, the Bank has been adversely affected by the recent economic crisis, resulting in increased loan loss experience and limited opportunities to originate new loan relationships. The impact of the financial crisis has emphasized the need for maintaining an adequate capital position to protect against potential loss and to assist in mitigating liquidity risk. In addition, Company is subject to various regulatory capital requirements established by federal banking agencies. Under these capital adequacy guidelines, the Company is expected to act as a source of financial strength for the Bank. The Bank is also subject to capital adequacy guidelines and must meet all regulatory capital requirements, including as imposed under the Consent Order and DFI 2012 Agreement. Failure to meet the requirements of these regulatory actions could result in additional enforcement actions by our banking regulators.

We are engaging in the stock offering, in part, in order to raise capital to move the Bank closer to meeting its capital requirements. Assuming that $6.0 million in common shares are sold in the rights offering, we estimate that net proceeds after estimated expenses will be $5.849 million We intended to contribute $     million to the Bank for general operating purposes and to move the bank closer to meeting the required minimum capital ratios stated within the Consent Order and DFI 2012 Agreement. The remainder of the proceeds not invested in the Bank will be retained by the Company to service holding company debt and for general operating purposes. Based upon our results of operation through June 30, 2013, it is unlikely that the Bank will be able to meet the required regulatory capital ratios even if the stock offering is fully subscribed. As of June 30, 2013, the Company would be required to invest approximately $6.5 million in the Bank to achieve the required capital levels as of that date.

Initiative to Return Bancorp to Profitability

Bancorp initiated a project in January 2013 to return to profitability after experiencing three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign. First, the Board of Directors and senior management has been focused on building a qualified, competent team of directors and senior managers. Since October 2012, six directors and four executive officers have left the Company and the incumbent directors and senior managers have built a quality team to replace them. Second, the management team developed a profitability plan to return to profitability in 2013 through a $1.4 million expense reduction initiative that included both interest and non-interest expense. Partly as a result of these initiatives, the first two quarters of 2013 have been profitable.

Finally, the Board of Directors and management developed a capital enhancement strategy, the result of which is this stock offering. The plan is to use the proceeds of this stock offering to enhance the capital ratios of the Bank and the liquidity position of the Company.

Stock Offering Summary

The following summary describes the principal terms of the stock offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered
We are distributing to you, at no charge, one non-transferable subscription right for each one common share that you owned as of 5:00 p.m., Eastern Time, on , 2013, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers or other nominees on your behalf, as a beneficial owner of such shares.
Subscription Price
[$ ] per common share which represents 90% of the book value of a common share on [ ]. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.
Record Date
5:00 p.m., Eastern Time, on , 2013.
Expiration of the Rights Offering
5:00 p.m., Eastern Time, on , 2013. We may extend the rights offering without notice to you until , 2013.
Use of Proceeds
We intend to use the proceeds of the stock offering to invest in Citizens Bank to improve its regulatory capital position and retain the rest at Bancorp to service debt and for general corporate purposes.
Basic Subscription Privilege
The basic subscription privilege of each subscription right entitles you to purchase one common share at a subscription price of $[ ] per share. The number of rights you may exercise appears on your rights certificate. You may not be able to exercise all of your rights. See the allocation procedures described below under the heading “Basic Subscription Privilege.”
Over-Subscription Privilege
In the event that you purchase all of the common shares available to you pursuant to your basic subscription privilege, you may also choose to subscribe for a portion of any common shares that are not purchased by our shareholders through the exercise of their basic subscription privileges. You may subscribe for common shares pursuant to your over-subscription privilege, subject to the purchase and ownership limitations described below under the heading “Limitations on the Purchase of Shares.”
Limitations on the Purchase of Shares
Each participant in this stock offering is subject to an overall beneficial ownership limit of 9.9%, calculated based on the approximately common shares potentially outstanding after the consummation of this rights offering, if all rights are exercised. Any rights exercised for common shares that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common shares not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this offering.
We will not issue common shares pursuant to the exercise of basic subscription or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of , 2013, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.
In addition, we may not issue common shares pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.
Non-Transferability of Rights
The subscription rights may not be sold, transferred or assigned.
No Board Recommendation
Our Board of Directors is making no recommendation regarding the exercise of your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.
Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.
Revocation
All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase common shares in the rights offering.
Material U.S. Federal Income Tax Consequences
For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of a subscription right. You should consult with your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.
Maximum and Minimum
The maximum aggregate gross proceeds to be raised in the stock offering is $6.0 million and the minimum is $2.5 million. If we raise the maximum, we will have issued virtually all of our available common shares. We intend to seek an increase in our authorized common shares at our annual shareholders meeting expected to be in April 2014. If we do not raise the minimum of $2.5 million in the stock offering, the rights offering will be terminated.
Expiration of the Offering
The Rights Offering will expire on , 2013 at 5:00 p.m. Eastern Time. Our Board of Directors may in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than , 2013.

Extension and Cancellation
Although we do not presently intend to do so, we have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond , 2013. Our Board of Directors may cancel the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.
Public Offering
If common shares remain available for sale after the closing of the rights offering, we may offer and sell some or all of the remaining shares to the public on a best efforts basis at the same $[ ] per share subscription price.
Procedures for Exercising Rights
To exercise your subscription rights, you must take the following steps:

•

If you hold a Bancorp share certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription/escrow agent to be received before 5:00 p.m., Eastern Time, on            , 2013. You may deliver the documents and payment by U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. You should instruct your nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on            , 2013.

Subscription Agent
Registrar and Transfer Company, the subscription/escrow agent, will hold funds received in payment for common shares in a segregated account pending completion of the rights offering. The subscription/escrow agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.
Warrants
All purchasers of common shares in the rights offering will receive, without additional charge, one warrant to purchase one additional common share for each two common shares purchased in the rights offering. The warrants will be exercisable for two years from the completion of the rights offering at an exercise price equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two common shares in the stock offering will receive one warrant and a purchaser purchasing three common shares also will receive one warrant, while a purchaser purchasing four common shares will receive two warrants.
Common Shares Outstanding Before the Stock Offering
345,368 common shares were outstanding as of June 30, 2013.
Common Shares Outstanding After Completion of the Stock Offering
Assuming $6.0 million in shares are sold in the rights offering, we expect approximately common shares will be outstanding immediately after completion of the rights offering. If we raise the maximum of $6.0 million in the stock offering, once all warrants are exercised, we will have issued virtually all of our available common shares. We intend to seek an increase in our authorized common shares at our annual shareholders’ meeting expected to be in April 2014.
No Market
Our common shares are not traded on a national securities exchange and are not quoted on any over-the-counter market, so there will be no active trading market for your shares. Accordingly, you should be prepared to hold your shares indefinitely.
Risk Factors
Before you exercise your subscription rights or warrants to purchase common shares, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights or warrants to purchase common shares.
Shareholders Residing in Certain States
The rights offering is not being made available to shareholders who are residents of Arizona, California, Minnesota, New York or Wisconsin, nor will this prospectus or any rights certificates be mailed to any residents of those states. We have been advised that such states may require us to register the rights offering in those states at considerable expense to the Company. Therefore, our Board of Directors determined that it was in the best interest of the Company to not conduct the rights offering in those states.
Questions
You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to Registrar and Transfer Company, by calling, (800) 866-1340 ext. 2991 (toll free).

RISK FACTORS

An investment in our common shares involves certain risks. You should carefully consider the risks described below, together with the other information contained in this prospectus before making a decision to invest in our common shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to the Stock Offering

The future price of our common shares may be less than the $[    ] purchase price per share in the stock offering.

If you exercise your subscription rights to purchase common shares in the rights offering or purchase shares in the public offering, you may not be able to sell them later at or above the $[    ] purchase price in the stock offering. The actual market price of our common shares could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them, even if we decide to extend the rights offering. If you exercise your subscription rights and, afterwards, the public trading market price of our common shares decreases below the subscription price, you will have committed to buying common shares at a price above the prevailing market price and could have an immediate unrealized loss. There is no market for our common shares.

Our common shares are not traded on any national securities exchange and are not quoted on any over-the-counter market. We do not intend to apply for listing on any national securities exchange or stock market of any common shares sold in this stock offering. In the absence of a trading market, you may be unable to liquidate your investment or make any profit from the investment. We cannot assure you that the market price of our common shares will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common shares at any price.

The subscription price of the shares in this offering has been determined by our Board of Directors and does not necessarily represent the price at which a buyer can be found for the shares now or in the future.

Our Board of Directors has not elected to receive a fairness opinion with respect to the consideration to be paid to Bancorp prior to the closing of the stock offering. In determining the subscription price, our Board of Directors considered a number of factors, including:

•	the earnings per share and the per share book value of our common shares;
•	the trading history of our common shares;
•	our operating history and prospects for future earnings;
•	our current performance;
•	the prospects of the banking industry in which we compete;
•	the general condition of the securities markets at the time of the offering; and
•	the prices of equity securities and equity equivalent securities of comparable companies.

The stock offering may reduce your percentage ownership in Bancorp.

If you do not exercise your subscription rights or you exercise less than all of your rights, and other shareholders fully exercise their rights or exercise a greater proportion of their rights than you exercise, you will suffer dilution of your percentage ownership of our equity securities relative to such other shareholders. As of June 30, 2013, there were 345,368 common shares outstanding. If the maximum of $6.0 million in common shares is sold in this stock offering, we will issue      common shares, which represents approximately     % of the      common shares potentially outstanding upon the completion of the stock offering.

You may not revoke your exercise of rights, even if the rights offering is extended; we may terminate the rights offering.

Once you exercise your subscription rights, you may not revoke or change the exercise unless we are required by law to permit revocation. If we decide to extend the duration of the rights offering you still may not revoke the exercise of your subscription rights. Accordingly, if you exercise your subscription rights and later learn information about us that you consider unfavorable, you will be committed to buying shares and may not revoke or change your exercise. We may terminate the rights offering if we do not reach the $2.5 million minimum or at our discretion. If we terminate the rights offering, neither Bancorp nor the subscription/escrow agent will have any obligation to you with respect to the rights except to return any payment received by the subscription/escrow agent, without interest or penalty.

The subscription rights and warrants are non-transferable and thus there will be no market for them.

You may not sell, transfer or assign your subscription rights or warrants to anyone else. We do not intend to list the subscription rights or warrants on any securities exchange or any other trading market. Because the subscription rights and warrants are non-transferable, there is no market or other means for you to directly realize any value associated with them.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription/escrow agent, and all payments clear, prior to the expiration of the rights offering period. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription/escrow agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription/escrow agent, and all payments clear, prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering or your payment does not clear prior to the expiration of the rights offering period, the subscription/escrow agent may, depending on the circumstances, reject your subscription or accept it only to the extent of any payment that has been received and has cleared. Neither we nor the subscription/escrow agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

We have broad discretion in the use of proceeds of the stock offering.

Other than an investment in Citizens Bank and servicing Bancorp’s debt, we have not designated the anticipated net proceeds of the stock offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the stock offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Risks Related to Our Business

We expect to continue to be subject to restrictions and conditions of the Consent Order and Informal Agreements. As a result, we have incurred and expect to continue to incur significant additional regulatory compliance expenses that will negatively affect our results of operations.

Bancorp and the Bank continue to be under the conditions of the Consent Order and Informal Agreements as a result of various regulatory concerns. Bancorp has incurred and expects to continue to incur significant additional regulatory compliance expense in connection with these directives and will incur ongoing expenses attributable to compliance with their terms. Although Bancorp does not expect it, it is possible regulatory compliance expenses related to the directives could have a materially adverse impact on us in the future.

Our capital levels currently do not comply with the higher capital requirements required by the Consent Order or DFI 2012 Agreement, and this stock offering will not result in us meeting those requirements.

Under the Consent Order and DFI 2012 Agreement, the FDIC and DFI required the Bank to raise its Tier 1 Leverage Capital ratio to 8.5% and its Total Risk Based Capital ratio to 11.5% by February 20, 2013. As of June 30, 2013, the Bank needed approximately $6.5 million in additional capital based on assets at such date to meet these requirements. We currently do not have any capital available to invest in the Bank. This rights offering is designed to raise additional capital, but even if we raise the maximum of $6.0 million, we will not meet the capital requirements set forth in the Consent Order and DFI 2012 Agreement. Moreover, any further increases to our allowance for loan losses, additional deterioration of our real estate owned portfolio and operating losses would negatively impact our capital levels and make it more difficult to achieve the capital level directed by the FDIC and DFI. As a result, there is no assurance that we will not need to raise additional capital in the near future to provide the capital required to meet the regulators’ requirements and provide liquidity for Bancorp. Moreover, the registration of the common shares issued in this offering and regulatory compliance arising out of being a publicly registered company for the remainder of fiscal year 2013 will increase our costs.

If we raise additional capital by issuing equity securities, the percentage ownership of our existing shareholders may be reduced, and accordingly these shareholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common shares. If we raise the maximum in this stock offering, though, we will have issued virtually all of our available common shares. In order to sell additional common shares, we would first be required to seek an increase in our authorized common shares at a shareholders’ meeting.

Debt financing, if obtained, may involve agreements that include liens on our assets, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets be provided as a security for such debt. Debt financing would also be required to be repaid regardless of our operating results.

There can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to seek a merger partner. Based on our failure to meet the required capital levels, the FDIC or DFI could take additional enforcement action against us.

In addition to the Consent Order and Informal Agreements, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

In addition to the requirements of the Consent Order and Informal Agreements, Bancorp is subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products Bancorp may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States. There are a number of reform provisions that are likely to significantly impact the ways in which banks and bank holding companies, including Bancorp and Citizens Bank, do business. For example, the Dodd-Frank Act changes the assessment base for federal deposit insurance premiums by modifying the deposit insurance assessment base calculation to equal a depository institution’s consolidated assets less tangible capital and permanently increases the standard maximum amount of deposit insurance per customer to $250,000. The Dodd-Frank Act creates the Consumer Financial Protection Bureau as a new agency empowered to promulgate new and revise existing consumer protection regulations which may limit certain consumer fees or otherwise significantly change fee practices. The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies by, among other things, imposing leverage ratios on bank holding companies and prohibiting new trust preferred issuances from counting as Tier I capital. The Dodd-Frank Act also repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts. Other significant changes from provisions of the Dodd-Frank Act include, but are not limited to: (i) changes to rules relating to debit card interchange fees; (ii) new comprehensive regulation of the over-the counter derivatives market; (iii) reform related to the regulation of credit rating agencies; (iv) restrictions on the ability of banks to sponsor or invest in private equity or hedge funds; and (v) the implementation of a number of new corporate governance provisions, including, but not limited to, requiring companies to “claw back” incentive compensation under certain circumstances, providing shareholders the opportunity to cast a non-binding vote on executive compensation, new executive compensation disclosure requirements and considerations regarding the independence of compensation advisors.

Many provisions of the Dodd-Frank Act have not been implemented and will require interpretation and rule making by federal regulators. Bancorp is closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on Bancorp cannot currently be determined, the law and its implementing rules and regulations are likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on our operations, all of which may have a material adverse effect on Bancorp’s operating results and financial condition.

We may not be able to attract and retain skilled people.

Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in our market area with the knowledge and experience required to successfully implement our recovery plan. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If Bancorp is not able to promptly recruit qualified personnel, which Bancorp requires to conduct our operations, our business and our ability to successfully implement our recovery plan could be affected.

We have a relatively high percentage of non-performing loans and classified assets relative to our total assets. If our allowance for loan losses is not sufficient to cover our actual loan losses, our ability to become profitable will be adversely affected.

At June 30, 2013, our non-performing loans totaled $10.8 million, representing 6.80% of total loans and 5.05% of total assets. In addition, loans that management has classified as either substandard, doubtful or loss totaled $13.9 million, representing 8.78% of total loans and 6.52% of total assets. At June 30, 2013, our allowance for loan losses was $4.7 million, representing 43.80% of non-performing loans. In the event our loan customers do not repay their loans according to their terms and the collateral securing the payment of these loans is insufficient to pay any remaining loan balance, Bancorp may experience significant loan losses, which could have a materially adverse effect on our operating results. Bancorp makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, Bancorp reviews loans and our loss and delinquency experience, and evaluates economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable losses in our loan portfolio, resulting in additions to our allowance. The additions to our allowance for loan losses would be made through increased provision for loan losses, which would reduce our income.

Since 2008, our loan quality has been negatively impacted by deteriorating conditions within the commercial real estate market and economy as a whole, which has caused declines in commercial real estate values and deterioration in financial condition of various commercial borrowers. Additionally, increases in delinquent real estate mortgage loans have occurred as a result of deteriorating economic conditions and a decline in the housing market across our geographic footprint that reflected declining home prices and increasing inventories of houses for sale. These conditions have led Bancorp to downgrade the loan quality ratings on various commercial real estate loans through its normal loan review process. In addition, several impaired loans have become under-collateralized due to reductions in the estimated net realizable fair value of the underlying collateral. As a result, Bancorp’s provision for loans losses, net charge-offs and nonperforming loans in recent quarters have continued to be higher than historical levels. The additional provisions for loan losses in this period were largely attributed to the aforementioned issues.

Bank regulators periodically review Citizens Bank’s allowance for loan losses and may require it to increase the allowance for loan losses. Any increase in the allowance for loan losses as required by these regulatory authorities could have a material adverse effect on Bancorp’s results of operations and financial condition.

A large percentage of our loans are collateralized by real estate, and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

Our results of operations have been, and in future periods will continue to be significantly impacted by the economy in Ohio.

Deterioration of the economic environment Bancorp is exposed to, including a continued decline or worsening declines in the real estate market and single-family home re-sales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that Bancorp will continue to experience some level of credit losses and high provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of some of our commercial real estate borrowers and guarantors.

The same deterioration noted above can affect our real estate owned portfolio and if the economic environment continues to decline or worsen it could significantly impair the value of the portfolio and our ability to sell the properties in a timely manner.

Difficult economic conditions and market volatility have adversely impacted the banking industry and financial markets generally and may significantly affect our business, financial condition, or results of operation.

The continued deteriorating economic conditions in our markets may negatively affect the Corporation. Falling home prices and increasing foreclosures; unemployment and underemployment have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting write-downs to assets of financial institutions have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to seek government assistance or bankruptcy protection.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management’s actions will effectively mitigate these external factors. Accordingly, the resulting lack of available credit, lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect Bancorp’s business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, Bancorp may face the following risks in connection with these events:

•	Inability of borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.
•	Increased regulation of the financial services industry, including heightened legal standards and regulatory requirements or expectations. Compliance with such regulation will likely increase costs and may limit Bancorp’s ability to pursue business opportunities.
•	Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.
•	Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies, which may adversely affect Bancorp’s ability to market our products and services.

Volatility in the economy may negatively impact the fair value of our shares.

The market price for Bancorp’s common shares has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future, including:

•	announcements of developments related to our business;
•	fluctuations in our results of operations;
•	sales of substantial amounts of our securities into the marketplace;
•	general conditions in our markets or the worldwide economy;
•	a shortfall in revenues or earnings compared to securities analysts’ expectations;
•	our inability to pay cash dividends;
•	changes in analysts’ recommendations or projections; and
•	our announcement of other projects.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) interest income on interest-earning assets, principally loans and investment securities, and (ii) interest expense on deposit accounts and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. While Bancorp has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. Bancorp originates loans for sale and for our portfolio. Increasing interest rates may reduce the volume of origination of loans for sale and consequently the volume of fee income earned on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

We rely, in part, on external financing to fund its operations and the availability of such funds in the future could adversely impact its growth strategy and prospects.

The Bank relies on deposits, advances from the FHLB and other borrowings to fund its operations. Although the Company considers such sources of funds adequate for its current capital needs, the Company may seek additional debt or equity capital in the future to achieve its long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to the Company shareholders, and debt refinancing arrangements may require the Company to pledge some of its assets and enter into covenants that would restrict its ability to incur further indebtedness. Additional financing sources, if sought, might be unavailable to Bancorp or, if available, could be on terms unfavorable to it. If additional financing sources are unavailable, not available on reasonable terms or the Company is unable to obtain any required regulatory approval for additional debt, the Company’s growth strategy and future prospects could be adversely impacted.

Credit risks could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or that the value of the collateral securing loans may decrease. Bancorp extends credit to a variety of customers based on internally set standards and judgment. Bancorp attempts to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. However, conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may increase our credit risk. Such adverse changes in the economy may have a negative impact on the ability of borrowers to repay their loans. Because Bancorp has a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. In addition, substantially all of our loans are to individuals and businesses in Ohio. Consequently, any decline in the economy of this market area could have a materially adverse effect on our financial condition and results of operations.

We operate in extremely competitive markets, and our business will suffer if we are unable to compete effectively.

In our market area, Bancorp encounters significant competition from other commercial banks, savings associations, savings banks, insurance companies, consumer finance companies, credit unions, other lenders and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than Bancorp does and may offer services that Bancorp does not or cannot provide.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management’s accounting policies and methods are fundamental to how Bancorp records and reports our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. The most critical estimates are the level of the allowance of loan losses, other real estate owned valuation and the valuation allowance on the deferred tax asset. Due to the inherent nature of these estimates, Bancorp cannot provide absolute assurance that it will not significantly increase the allowance for loan losses or sustain loan losses that are higher than the provided allowance.

Our organizational documents may have the effect of discouraging a third party from acquiring us.

Our articles of incorporation and code of regulations, as amended, contain provisions that make it more difficult for a third party to gain control over or acquire us. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions. These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to utilize alternative methods to complete financial transactions that historically have involved banks. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We may be named as a defendant from time to time in a variety of litigation and other actions.

Bancorp or one of its subsidiaries may be named as a defendant from time to time in a variety of litigation arising in the ordinary course of their respective businesses. Such litigation is normally covered by errors and omissions or other appropriate insurance. However, significant litigation could cause Bancorp to devote substantial time and resources to defending its business or result in judgments or settlements that exceed insurance coverage, which could have a material adverse effect on Bancorp’s financial condition and results of operation. Further, any claims asserted against Bancorp, regardless of merit or eventual outcome may harm Bancorp’s reputation and result in loss of business. In addition, Bancorp may not be able to obtain new or different insurance coverage, or adequate replacement policies with acceptable terms.

Our allowance for loan losses may not be adequate to cover actual losses.

The Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company’s allowance for loan losses may not be adequate to cover actual loan losses and future provisions for loan losses could materially and adversely affect the Company’s operating results. The Company’s allowance for loan losses is based on its historical loss experience, as well as an evaluation of the risks associated with its loans held for investment. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company’s loans and allowance for loan losses. While the Company believes that its allowance for loan losses is adequate to cover current losses, Bancorp could need to increase its allowance for loan losses or regulators could require it to increase this allowance. Either of these occurrences could materially and adversely affect Bancorp’s earnings and profitability.

Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted.

Bancorp has generated net operating losses (“NOLs”) as a result of our recent losses. Bancorp generally is able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change generally occurs if, among other things, the shareholders (or specified groups of shareholders) who own or have owned, (directly, indirectly, or constructively under Section 382 and the Treasury regulations) 5% or more of a corporation’s common shares or are otherwise treated as 5% shareholders under Section 382 and the Treasury regulations caused an increase in their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the shares owned by these shareholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s shares on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

Bancorp does not anticipate that the rights offering will cause an “ownership change” within the meaning of Section 382. However, Bancorp cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, Bancorp could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

A material breach in our security systems may have a significant effect on our business and reputation.

Bancorp collects processes and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by both Bancorp and third party service providers. Bancorp has security and backup and recovery systems in place, as well as a business continuity plan, to ensure the computer systems will not be inoperable, to the extent possible. Bancorp also has security to prevent unauthorized access to the computer systems and requires its third party service providers to maintain similar controls. However, management cannot be certain that these measures will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information could result in a loss of customers’ confidence and, thus, loss of business.

Risks Related to Ownership of Our Common Shares

The absence of a trading market in our common shares may adversely affect your ability to resell shares at prices that you find attractive, or at all.

Our common shares are not traded on any national securities exchange and are not quoted on any over-the-counter market, and we do not intend to apply for listing on any national securities exchange or stock market. In the absence of a trading market, investors may be unable to liquidate their investment or make any profit from the investment. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

Our ability to pay cash dividends is subject to prior FRB approval.

The FRB 2011 MOU prohibits the Company from paying dividends without the FRB’s prior approval. Bancorp does not know how long this restriction will remain in place. Even if Bancorp is permitted to pay a dividend, Bancorp is dependent primarily upon the earnings of Citizens Bank for funds to pay dividends on our common shares. The payment of dividends by Citizens Bank is subject to certain regulatory restrictions. Currently, Citizens Bank is prohibited from paying any dividends to Bancorp without the prior approval of the FDIC and the DFI. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter and or continue to be undercapitalized. As a result, any payment of dividends in the future by Bancorp will be dependent, in large part, on Citizens Bank ability to satisfy these regulatory restrictions and our subsidiaries’ earnings, capital requirements, financial condition and other factors.

We may issue additional common shares or convertible securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per common share and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 900,000 common shares and 100,000 preferred shares. As of June 30, 2013, we had 345,368 common shares and no preferred shares outstanding. We will issue up to      additional common shares in this stock offering and up to      additional common shares through the exercise of warrants issued in the rights offering. Although we presently do not have any intention of issuing additional common shares (other than pursuant to the exercise of warrants issued in this stock offering), we may do so in the future in order to meet our capital needs and regulatory requirements, and we may be able to do so without shareholder approval. Our Board of Directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued common shares for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future to meet regulatory requirements and service Bancorp debt. Any issuance of additional common shares or convertible securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per common share.

An investment in our common shares is not an insured deposit.

Our common shares are not a bank deposit and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common shares is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common shares in any company. As a result, our shareholders may lose some or all of their investment in our common shares.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, Bancorp’s common shares and our business.

What is the Board’s Plan to Return the Bancorp to Profitability?

The Company initiated a project in January 2013 to return the Company to profitability after three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign.

Stabilization of Board & Senior Management.  Since October 2012, six directors and four executive officers have left the Company. Replacing these employees and directors with qualified, competent individuals has been a top priority for incumbent board members and senior managers. Biography information for the new directors and executive officers is provided in this prospectus under “Management.”

Expense Management.  The 2013 profitability plan developed by management projected a return to profitability in 2013 based upon a $1.4 million expense reduction initiative that included both interest and non-interest expense. The expense reduction initiative was developed with input from the entire management team and its success depends upon the efforts of all employees. Partly as a result of these initiatives, the first two quarters of 2013 have been profitable.

Capital Campaign.  The Board of Directors and management developed a capital enhancement strategy that revolved primarily around the undertaking of a successful capital campaign during 2013 to enhance the capital ratios of the Bank and the liquidity position of the Company.

What is the Rights Offering?

We are distributing to holders of our common shares as of 5:00 p.m., Eastern Time, on            , 2013, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase our common shares. You will receive one subscription right for each common share you owned as of 5:00 p.m., Eastern Time, on            , 2013. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege, which are described below. The common shares to be issued in the rights offering, like our existing common shares, will not be traded on any national securities market nor quoted on any over-the-counter market.

Why are We Conducting the Stock Offering?

The Bank has entered into agreements with its regulators that require it to maintain Tier I Leverage Capital ratio of 8.5% and Total Risk Based Capital ratio of 11.5%. See “Summary — Regulatory Agreements” below. Currently, it does not meet those requirements. We are engaging in the stock offering to raise equity capital to improve Citizens Bank’s capital position and to retain additional capital at Bancorp. See “Use of Proceeds.” Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future. Based on our capital ratios at June 30, 2013 if we sell $6.0 million in the stock offering, we anticipate that our Tier 1 Leverage Capital ratio will be 8.0% and Total Risk Based Capital ratio will be 14.02%. If only the minimum of $2.5 million is sold, we anticipate our Tier 1 Leverage Capital ratio will be 6.0% and Total Risk Based Capital will be 11.62%. Thus, even if the rights offering is fully subscribed, Citizens Bank will not meet the capital requirements imposed by its regulators.

How Was the Subscription Price Determined?

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering; the need to offer the common shares at a price that would be attractive to shareholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is equal to 90% of the book value of a common share as of [    ]. The subscription price is not indicative of the Company’s net worth or any other established criteria of value and may or may not be considered the fair value of our common shares to be offered in the rights offering.

We cannot assure you that the market price of our common shares will not decline during or after the stock offering. We also cannot assure you that you will be able to sell the common shares purchased during the stock offering at a price equal to or greater than the subscription price or at all.

What is the Basic Subscription Privilege?

The basic subscription privilege of each subscription right gives our shareholders the opportunity to purchase one common share at a subscription price of $[    ] per share. We have granted to you, as a shareholder of record as of 5:00 p.m., Eastern Time, on the record date, one subscription right for each common share you owned at that time. For example, if you owned 100 common shares as of 5:00 p.m., Eastern Time, on the record date, you would have received 100 subscription rights and would have the right to purchase 100 common shares for $[    ] per share, subject to certain limitations and allotment. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase any additional shares by using your over-subscription privilege. It is possible that the requests for exercise of subscription rights in the basic subscription privilege will exceed the number of common shares available to be purchased pursuant to the basic subscription privilege. If this occurs, we will allocate the available common shares among shareholders who subscribed by multiplying the number of shares requested by each shareholder through the exercise of their basic subscription privileges by a fraction equal to (i) the number of shares available to be issued through the rights offering divided by (ii) the total number of shares requested by all subscribers through the exercise of their basic subscription privileges.

If you hold a Bancorp share certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company (DTC) will issue one subscription right to the nominee record holder for each common share that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the Over-Subscription Privilege?

In the event that you purchase all of the common shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any common shares that are not purchased by our other shareholders through the exercise of their basic subscription privileges. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient common shares are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of common shares available to be purchased pursuant to the over-subscription privilege, we will allocate the available common shares among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder through the exercise of their over-subscription privileges by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of common shares that may be available to you. For that calculation, you must assume that no other shareholder, other than you, will subscribe for any common shares pursuant to their basic subscription privilege. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

How Can I Receive Warrants to Purchase Additional Common Shares?

For every two subscription rights you exercise, you will receive a warrant to purchase one common share at a price per share equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date, which is the date that you provide us with written notice that you want to exercise the warrant. The warrants will be exercisable for two years following completion of the stock offering. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two common shares also will receive one warrant and a purchaser purchasing three common shares will receive one warrant, while a purchaser purchasing four common shares will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common shares, or subdivide, combine or reclassify outstanding common shares such as in stock split or reverse stock split.

Am I Required to Exercise All of the Subscription Rights I Receive in the Rights Offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of common shares you own will not change and you will not receive any warrants to acquire Bancorp common shares. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common shares owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How Soon Must I Act to Exercise My Subscription Rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription/escrow agent must receive your completed and signed rights certificate and payment (and your payment must clear) prior to the expiration of the rights offering, which is            , 2013, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on            , 2013 by which you must provide it with your instructions to exercise your subscription rights and payment for your shares. Our Board of Directors may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than            , 2013. Our Board of Directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on            , 2013 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I Transfer My Subscription Rights or Warrants?

No. You may not sell, transfer or assign your subscription rights or warrants to anyone. Common shares, subscription rights and warrants will not be listed for trading on any national securities exchange or stock market. Rights certificates and warrants may only be completed by the shareholder who receives them.

Are We Requiring a Minimum Subscription to Complete the Rights Offering?

Yes, the maximum aggregate gross proceeds to be raised in the rights offering and the public offering is $6.0 million and the minimum is $2.5 million. If we do not raise the minimum aggregate gross proceeds of $2.5 million in this stock offering, the rights offering will be terminated. If we terminate the rights offering, any money received from subscribing shareholders will be refunded promptly, without interest or deduction.

Has Our Board of Directors Made a Recommendation to Our Shareholders Regarding the Rights Offering?

No. Our Board of Directors is not making a recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade and, therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Are There Any Limits on the Number of Shares I May Purchase in the Rights Offering or Own As A Result of the Rights Offering?

Each participant in this offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately      common shares potentially outstanding after the consummation of this rights offering if all rights are exercised. Any rights exercised for common shares that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common shares not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this stock offering.

We will not issue common shares pursuant to the exercise of basic or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of            , 2013, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other shareholders pursuant to their subscription rights and will thereafter be available in the public offering of shares.

In addition, we may not issue common shares pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.

When does the Rights Offering expire?

The Rights Offering will expire on             , 2013 at 5:00 p.m. Eastern Time. Our Board of Directors may in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than            , 2013.

How Do I Exercise My Subscription Rights if I Own Shares in Certificate Form?

If you hold a Bancorp share certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver a properly completed and signed rights certificate, and related subscription documents, to the subscription/escrow agent before 5:00 p.m., Eastern Time, on , 2013; and
•	deliver payment to the subscription/escrow agent (as described below) before 5:00 p.m., Eastern Time, on , 2013.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to Bancorp. You are solely responsible for completing delivery to the subscription/escrow agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription/escrow agent so that they are received by the subscription/escrow agent by 5:00 p.m., Eastern Time, on            , 2013.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares in the rights offering and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest, following the expiration of the rights offering.

What Form of Payment is Required to Purchase the Common Shares?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full United States currency by:

•	check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon a United States bank;
•	bank check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon The Citizens Bank of Logan, Ohio; or
•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent.

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of any certified check or bank check drawn upon The Citizens Bank of Logan, Ohio or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

What Should I Do If I Want To Participate In The Rights Offering, But My Shares Are Held In The Name Of A Custodian Bank, Broker, Dealer Or Other Nominee?

If you hold your common shares through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the common shares you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time,            , 2013 expiration date that we have established for the rights offering.

When Will I Receive My New Shares and Warrants?

All shares that you purchase in the rights offering and warrants to which you are entitled will be issued in book-entry, or uncertificated, form. When issued, the shares and warrants will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the subscription/escrow agent will arrange for the issuance of the common shares purchased in the rights offering and the warrants. Subject to state securities laws and regulations, we have the discretion to delay distribution of any warrants and shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

After I Send in My Payment and Rights Certificate, May I Cancel My Exercise of Subscription Rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase common shares in the rights offering.

Will Our Directors and Officers Participate in the Stock Offering?

All holders of our common shares as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase common shares as described in this prospectus. To the extent that our directors and officers held common shares as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering. Our directors and executive officers have indicated that they may purchase approximately $300,000 of our common shares in the stock offering through their basic and oversubscription privileges and through the public offering. If they purchased $300,000 of common shares in the stock offering, they would own approximately     % of the total outstanding common shares immediately after the completion of the rights offering, assuming all of the rights are subscribed for in the rights offering.

What Effects Will the Stock Offering Have on Our Outstanding Common Shares?

As of June 30, 2013, we had 345,368 common shares issued and outstanding. Assuming all shares are sold in the rights offering, we expect approximately      shares of our common shares will be outstanding immediately after completion of the rights offering. If only the minimum of $2.5 million is sold in the stock offering, we expect approximately      common shares will be outstanding after completion of the stock offering.

The issuance of common shares in the rights offering will dilute, and thereby reduce, your proportionate ownership in our common shares unless you fully exercise your basic subscription privilege and a certain level of your over-subscription privilege. In addition, the issuance of common shares at a subscription price which is less than the market price as of            , 2013 would likely reduce the price per share of common shares held by you prior to the stock offering.

How Much Will We Receive in Net Proceeds from the Stock Offering?

We expect the aggregate stock offering proceeds, net of expenses, to be approximately $     million prior to the exercise of any warrants and assuming all rights are exercised, or $     million if only the minimum amount of common shares is sold. We intend to invest a majority of the net proceeds in Citizens Bank to improve its regulatory capital position, and retain the remainder of the net proceeds in Bancorp for general corporate purposes. Please see “Use of Proceeds.”

Are There Risks in Exercising My Subscription Rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional common shares and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the Rights Offering is Not Completed, Will My Subscription Payment be Refunded to Me?

Yes. The subscription/escrow agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your subscription payment because the subscription/escrow agent will return payments through the record holder of your shares.

What is the Public Offering of Shares?

If common shares remain available for sale after the closing of the rights offering, we may offer and sell all or some of those remaining shares to the public on a best efforts basis at the same $[    ] per share subscription price.

Will I Receive Interest on Any Funds I Deposit with the Subscription/Escrow Agent?

No. You will not be entitled to any interest on any funds that are deposited with the subscription/escrow agent pending completion or cancellation of the rights offering. If the rights offering is cancelled for any reason, the subscription/escrow agent will return this money to subscribers, without interest or penalty, as soon as practicable.

What are the U.S. Federal Income Tax Consequences of Exercising My Subscription Rights?

The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences.”

What Fees or Charges Apply if I Purchase Common Shares in the Rights Offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights or warrants (other than the subscription or warrant price). If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

Who Should I Contact if I Have Other Questions?

If you have other questions regarding Bancorp, Citizens Bank or the stock offering, or if you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact Registrar and Transfer Company at (800) 866-1340 ext. 2991 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 5:00 p.m., Eastern Time.

To Whom Should I Send My Forms and Payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Bancorp.

By mail, hand or overnight courier:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Attn: Reorg/Exchange Department

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription/escrow agent of your subscription rights election form and other documents and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription/escrow agent and clearance of payment before the expiration of the rights offering period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing.

All statements other than statements of historical fact included in this prospectus regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;
•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
•	retention of our existing customer base and our ability to attract new customers;
•	the development of new products and services and their success in the marketplace;
•	the adequacy of the allowance for loan losses; and
•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

The forward-looking statements contained in this prospectus are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared and involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

•	competition in the industry and markets in which we operate;
•	levels of non-performing assets;
•	changes in general interest rates;
•	loan demand;
•	rapid changes in technology affecting the financial services industry;
•	real estate values;
•	changes in government regulation; and
•	general economic and business conditions.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet table for June 30, 2013, and the pro forma income statement and earnings per share table for the fiscal year ended December 31, 2012 presented below have been prepared by management to illustrate the impact of a fully subscribed rights offering pursuant to which shareholders of the Company are entitled to purchase up to      common shares at a subscription price of $[    ] per share. The adjustments for the stock offering noted below include the $6 million of maximum proceeds, offset by the estimated offering expenses of $151,000.

Consolidated Pro Forma Balance Sheet (Unaudited)

The pro forma consolidated balance sheet assumes that the stock offering occurred on June 30, 2013.

	June 30, 2013	Adjustments for Stock Offering	June 30, 2013
	($ in Thousands)
	(as Reported)		(Pro Forma)
ASSETS
Cash and cash equivalents	$13,625	$5,849	$19,474
Securities available for sale, at market	38,434		38,434
Other investment securities	859		859
Loans held for sale – at lower of cost or fair value	807		807
Loans receivable – net	154,007		154,077
Office premises and equipment – net	3,480		3,480
Real estate acquired through foreclosure	1,269		1,269
Accrued interest receivable	535		535
Other	1,326		1,326
Total assets	$214,342	$5,849	$220,191
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$198,375		$198,375
Borrowed funds	6,466		6,466
Accounts payable and accrued liabilities	3,777		3,777
Total liabilities	208,618		208,618
Shareholders’ equity:
Preferred shares – no par value; authorized 100,000 shares; no shares outstanding
Common shares – no par value	9,307	5,849	15,156
Retained earnings	3,590		3,590
Accumulated other comprehensive income net of related tax effects	(583)		(583)
Treasury shares – shares at June 30, 2013, at cost	(6,590)		(6,590)
Total shareholders’ equity	5,724	5,849	11,573
Total liabilities and shareholders’ equity	$214,342	$5,849	$220,191

Pro Forma Income Statement and Earnings per Share (Unaudited)

The pro forma income statement assumes a fully subscribed rights offering for the year ended December 31, 2012. The Pro forma earnings per share assume that the Company completed the rights offering on January 1, 2012. There are no anticipated pro forma adjustments to the income statement for the offering.

	Year Ended December 31, 2012	Adjustments for Rights Offering	Year Ended December 31, 2012
	($ in Thousands)
	(as reported)		(Pro Forma)
Interest and dividend income
Loans	$9,565		$9,565
Investment securities	891		891
Other interest-bearing accounts	28		28
Total interest income	10,484		10,484
Interest expense
Deposits	2,296		2,296
Borrowings	525		525
Total interest expense	2,821		2,821
Net interest income	7,663		7,663
Provision for losses on loans	7,336		7,336
Net interest income after provision for losses on loans	327		327
Other income
Gain on sale of loans	179		179
Net Gain (Loss) on Sale of repossessed assets	(30)		(30)
Service charges and other fees on deposits	495		495
Gain on sale of investment securities	632		632
Credit card income and fees	719		719
Other	446		446
Total other income	2,441		2,441
General, administrative and other expense
Employee compensation and benefits	3,752		3,752
Occupancy and equipment	1,104		1,104
Federal deposit insurance premiums	400		400
Advertising	131		131
Franchise taxes	350		350
Postage, supplies and office expenses	138		138
Professional services	1,539		1,539
Credit Card Expense	346		346
Real estate owned and other expenses	5,344		5,344
Other Operating Expense	1,650		1,650
Total general, administrative and other expense	14,754		14,754
Earnings (loss) before federal income taxes	(11,986)		(11,986)
Total federal income taxes	456		456
NET EARNINGS (LOSS)	$(12,442)		$(12,442)
EARNINGS PER SHARE
Basic	$(39.25)		$—
Diluted	$(39.25)		$—
Weighted average shares:
Basic	317,025		—
Fully diluted	317,025		—

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of the common shares in the stock offering will be until the stock offering is completed, we estimate that the aggregate net proceeds from the stock offering, after deducting estimated offering expenses, will be approximately $5,849,000 million if the maximum number of shares are sold and $2,349,000 million if the minimum number of shares are sold. We intend to invest substantially all of the net proceeds in Citizens Bank to improve its regulatory capital position and then retain the remainder of the net proceeds at Bancorp. The net proceeds we retain may be used to service existing debt and for general corporate purposes. Other than an investment in Citizens Bank, we currently have no arrangements or understandings regarding any specific use of proceeds.

The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses will increase if common shares not purchased in the rights offering are sold in the public offering of shares.

DIVIDEND POLICY

On February 16, 2012, the Company declared a stock dividend where shareholders received one share for every four shares owned as of December 31, 2011, rounded down to the nearest whole share. The last cash dividend we paid was in December 2010 in the amount of $2.45 per share.

Our shareholders are entitled to receive distributions out of legally available funds as and when declared by the Board, in its sole discretion. In determining whether to declare distributions and, if made, the amount of the distributions, the Board considers many factors, including:

•	Bancorp and the Bank’s earnings and earnings potential;
•	Our present and anticipated future funding requirements;
•	our working capital needs;
•	our general financial condition;
•	the quality of our assets and the financial condition of the Bank;
•	any acquisitions or potential acquisitions under examination by us;
•	our obligation to maintain the Bank’s regulatory capital ratios at certain levels;
•	our obligation to holders of senior debt, subordinated debentures, trust preferred securities and preferred shares; and
•	other laws, regulations and restrictions on distributions applicable to us and the Bank.

Our general distribution policy is to retain earnings for growth and not to make significant distributions. We do not engage or presently intend to engage in separate business activities of a material nature. As a result, our ability to make distributions to our shareholders depends upon the dividends we receive from the Bank. However, the Consent Order and DFI 2012 Agreement entered into by Citizens Bank with the FDIC and DFI, respectively, require the Bank to, among other things, seek regulatory approval prior to declaring or paying any cash dividend. Further, the FRB 2011 MOU between Bancorp and the FRB require us to, among other things, obtain the written approval of the FRB prior to paying dividends. We do not believe that such regulatory approval is likely in the foreseeable future. As a result, our payment of dividends in 2013 and beyond is uncertain.

DILUTION

The Company’s net tangible book value is equal to its total assets less its total liabilities, intangible assets, and preferred shares. As of June 30, 2013, the Company’s net tangible book value was $5.7 million. This net tangible book value divided by the total number of common shares outstanding as of June 30, 2013 of 345,368, results in a pre-offering net tangible book value per share of approximately $16.59. After giving effect to the sale of      common shares in the stock offering, the Company’s net tangible book value as of June 30, 2013 would have been approximately $11.324,000, or $[    ] per share (before deducting expenses of the stock offering, which are estimated to be approximately $151 thousand).

The following table illustrates the net impact on per share book value for new purchasers, without deduction of offering expenses:

As Adjusted for Offering
Offering Price	$
Net tangible book value after the stock offering	$
Per Share accretion to purchasers in the stock offering(1)	$

(1)	Assumes shares are purchased in the stock offering.

The following table illustrates the net impact on per share book value for existing shareholders, without deduction of offering expenses:

As Adjusted for Offering
Net tangible book value as of June 30, 2013	$
Net tangible book value after the stock offering	$
Per Share dilution to existing shareholders(1)	$

(1)	Assumes shares are purchased in the stock offering.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common shares on the record date. If you hold your shares in a brokerage account or through a broker, dealer, custodian bank or other nominee, please also refer to “— Method of Exercising Subscription Rights — Subscription by Beneficial Owners”.

The Subscription Rights

We are distributing to holders of common shares as of 5:00 p.m., Eastern Time, on            , 2013, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase common shares at $[    ] per share. Each holder of record of our common shares will receive one subscription right for each common share owned by such holder as of 5:00 p.m., Eastern Time, on            , 2013. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege. The subscription rights entitle the holders of our common shares to purchase an aggregate of      common shares for an aggregate purchase price of up to $6.0 million. The shares to be issued in the rights offering, like our existing common shares, will not be traded on any national securities exchange or quoted on the OTC Bulletin Board or in the “pink sheets.”

Basic Subscription Privilege.  The basic subscription privilege of each subscription right provides the holder of the subscription right the opportunity to purchase one common share, subject to delivery of the required documents and payment of the subscription price of $[    ] per share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your oversubscription privilege.

Over-Subscription Privilege.  In the event that you purchase all of the common shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any common shares that are not purchased by other shareholders through the exercise of their basic subscription privileges. If sufficient common shares are available, we will seek to honor the oversubscription requests in full. If, however, over-subscription requests exceed the number of common shares available to be purchased pursuant to the over-subscription privilege, we will allocate the available common shares among shareholders who over-subscribed by multiplying the number of shares requested by each shareholder through the exercise of their over-subscription privileges by a fraction equal to (i) the number of shares available to be issued through over-subscription privileges divided by (ii) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of common shares that may be available to you. For that calculation, you must assume that no shareholder other than you will subscribe for any common shares pursuant to their basic subscription privilege.

We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full. We can only honor an over-subscription privilege to the extent sufficient common shares are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares actually available to you, and any excess subscription payments will be returned to you promptly, without interest or penalty.

To the extent the amount you paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Conditions and Termination

Closing of the rights offering is conditioned on us receiving at least $2.5 million in gross proceeds from the rights offering and the public offering. We also may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.

Public Offering of Remaining Shares

In the event all or any portion of the subscription rights are not exercised by the holders of common shares prior to the expiration of the rights offering, we may offer all or a portion of those remaining common shares to the public at $[    ] per share in a best efforts offering.

Warrants

All purchasers of common shares in the stock offering will receive, without additional charge, a warrant to purchase one additional common share for each two common shares purchased. The warrants will be exercisable for two years from the completion of the stock offering at an exercise price per share equal to 90% of the book value of a common share as reflected on the books of Bancorp on the last day of the month prior to the warrant exercise date. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two common shares also will receive one warrant and a purchaser purchasing three common shares will receive one warrant, while a purchaser purchasing four common shares will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common shares, or subdivide, combine or reclassify outstanding common shares such as in a stock split or reverse stock split.

Reasons for the Stock Offering

We are engaging in the stock offering to raise equity capital to improve Citizens Bank’s capital position and to retain additional capital at Bancorp. See “Use of Proceeds.” Our Board of Directors has chosen to raise capital through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional common shares. Our Board of Directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our Board of Directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

Determination of Subscription Price

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering; the need to offer the common shares at a price that would be attractive to shareholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is equal to     % of the book value of a common share as of     . The subscription price is not indicative of the Company’s net worth or any other established criteria of value and may or may not be considered the fair value of our common shares to be offered in the rights offering.

We cannot assure you that the market price of our common shares will not decline during or after the stock offering. We also cannot assure you that you will be able to sell the common shares purchased during the stock offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common shares before exercising your subscription rights.

Method of Exercising Subscription Rights

One non-transferable subscription right is being distributed for each common share that you owned as of 5:00 p.m., Eastern Time, on            , 2013. The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders.  If you are a registered holder of common shares, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription/escrow agent at the address set forth below under “— Subscription/Escrow Agent,” to be received prior to 5:00 p.m., Eastern Time, on            , 2013.

Subscription by Beneficial Owners.  If you are a beneficial owner of common shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for each common share that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for common shares in the rights offering.

If you hold your common shares in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time,            , 2013 expiration date that we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full United States currency by:

•	check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon a United States bank;
•	bank check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon The Citizens Bank of Logan, Ohio; or
•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent.

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of any certified check, bank check drawn upon Citizens Bank or wire transfer or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

Your subscription rights will not be considered exercised unless the subscription/escrow agent actually receives from you, your custodian bank, broker, dealer or other nominee, as the case may be, all of the required documents and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., Eastern Time, on            , 2013, the scheduled expiration date of the rights offering.

You should read and follow the instructions accompanying the rights certificate carefully. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

The method of delivery of payments of the subscription amount to the subscription/escrow agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to us.

There is no sales fee or commission payable by you. We will pay all fees charged by the subscription/escrow agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription/escrow agent, unless:

•	you provide on the rights certificate that shares are to be delivered in your name and to your address of record, as imprinted on the face of the rights certificate; or
•	you are an eligible institution.

Limit on How Many Common Shares You May Purchase in the Stock Offering

Each participant in this stock offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately      common shares potentially outstanding after the consummation of this rights offering, if all rights are exercised. Any rights exercised by a rights holder for common shares subscribed for by that holder that would cause such holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common shares not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this offering.

We will not issue common shares pursuant to the exercise of basic subscription privileges or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of            , 2013, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy over-subscription by other shareholders pursuant to subscription rights and will thereafter be available in the public offering of shares.

In addition, we may not issue common shares pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority or acquire, own or control such shares.

Missing or Incomplete Subscription Information

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

If you deliver your rights certificate and other documents or payment in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

Expiration Date

The subscription period during which you may exercise your subscription rights expires at 5:00 p.m., Eastern Time, on            , 2013. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue common shares to you if the subscription/escrow agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you. In no event will the expiration date be later than            , 2013. We may extend the expiration of the rights offering by giving oral or written notice to the subscription/escrow agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the Board of Directors extends the rights offering.

If you hold your common shares in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time,            , 2013, expiration date that we have established for the rights offering.

Subscription/Escrow Agent

The subscription/escrow agent for the stock offering is Registrar and Transfer Company. The subscription/escrow agent will maintain the list of subscriptions and calculate any necessary allocations of over-subscription privileges. If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Bancorp.

By Mail, Express Mail or Overnight Courier:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Attn: Reorg/Exchange Dept

No Fractional Shares

We will not issue fractional shares in connection with the rights offering. Fractional common shares resulting from the exercise of the basic or oversubscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest. No fractional warrants will be issued either.

Notice to Nominees

If you are a custodian bank, broker, dealer or other nominee who holds common shares for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial holder so instructs, you should complete the rights certificate and submit it to the subscription/escrow agent together with the form entitled “Nominee Holder Certification” and with the proper payment. We will provide the Nominee Holder Certification form to you with your rights offering materials. If you did not receive this form, you should contact the subscription/escrow agent to request a copy. If you hold common shares for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common shares on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription/escrow agent by submitting the Nominee Holder Certification form.

In the case of subscription rights that you hold of record on behalf of others through the DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the subscription/escrow agent’s DTC account, and by delivering to the subscription/escrow agent the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Beneficial Owners

If you are a beneficial owner of common shares and will receive your subscription rights through a custodian bank, broker, dealer or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your custodian bank, broker, dealer or other nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time,            , 2013, expiration date.

Shareholders Residing in Certain States

The rights offering is not being made available to shareholders who are residents of Arizona, California, Minnesota, New York or Wisconsin, nor will this prospectus or any rights certificates be mailed to any residents of those states. As a result, if you are a resident of one of those states, you will not be able to participate in the rights offering. We have been advised that such states may require us to register the rights offering in those states at considerable expense to the Company. Therefore, our Board of Directors determined that it was in the best interest of the Company to not conduct the rights offering in those states.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on any other stock exchange or market.

Validity of Subscriptions

We will resolve, in our sole discretion, all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. None of Bancorp or the subscription/escrow agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription/escrow agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received in payment for common shares in a segregated account pending completion of the rights offering. The subscription/escrow agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription/escrow agent will be returned to subscribers, without interest or penalty as soon as practicable.

Uncertificated Common Shares

All common shares that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering, the subscription/escrow agent will arrange for issuance to each subscription rights holder of record that has validly exercised its subscription rights the common shares purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Rights of Subscribers

You will have no rights as a shareholder with respect to the common shares purchased in the rights offering until your account, or your account at your broker, dealer, custodian bank or other nominee, is credited with such shares.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription/escrow agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription/escrow agent prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to the satisfaction of the subscription/escrow agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid, unless we are required by law to grant revocation rights. If we decide to extend the duration of the rights offering you still may not revoke the exercise of your subscription rights. All exercises of subscription rights are irrevocable, unless we are required by law to grant revocation rights, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the common shares offered pursuant to the rights offering.

Regulatory Limitation

We will not issue common shares pursuant to the exercise of basic subscription privileges or oversubscription privileges to any person or entity, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of            , 2013 such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy oversubscriptions by other shareholders pursuant to subscription rights and will be available thereafter in the public offering of shares.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of these subscription rights to purchase common shares for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our Board of Directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade and, therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Common Shares Outstanding After the Rights Offering

As of June 30, 2013, we had 345,368 common shares issued and outstanding. Assuming all shares are sold in the rights offering, we expect approximately      common shares will be outstanding immediately after completion of the stock offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any common shares from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

THE PUBLIC OFFERING OF REMAINING SHARES

Public Offering

Following completion of the rights offering subscription process, we may elect to sell all or a portion of the remaining registered shares in a public offering.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in the public offering in whole or in part on or before the public offering expiration date. We generally will accept subscriptions in the public offering in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the public offering expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancellation Rights

The public offering period will expire at the earlier of 5:00 p.m. Eastern Time,          , 2013 or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the prospectus supplement.

We may cancel the public offering of remaining shares at any time for any reason, including following the expiration date. If we cancel the public offering of any remaining common shares, we will return all subscription payments promptly, without interest.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received with an acknowledgement of subscription in a segregated account. The subscription/escrow agent will hold these funds in escrow until such time as we accept the subscription or until the public offering is cancelled. If the public offering of remaining shares is cancelled, the subscription/escrow agent will return the subscription payments promptly, without interest.

No Revocation or Change

Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid, even if the rights offering is extended. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgment of subscription unless you are certain that you wish to purchase common shares at the subscription price.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following description of our capital stock is based upon our Amended and Restated Articles of Incorporation, as amended (the “Articles”), our Amended and Restated Regulations (“Code of Regulations”) and applicable provisions of law. We have summarized certain portions of the Articles and Code of Regulations below. This summary is not complete. The Articles and Code of Regulations are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the Articles and Code of Regulations for the provisions that are important to you.

Pursuant to the Articles, our authorized capital stock consists of 900,000 common shares, no par value per share, and 100,000 preferred shares, no par value per share. As of June 30, 2013, there were 345,368 common shares outstanding. At that time, there were approximately 533 holders of record of our common shares. We do not have any preferred shares currently outstanding, although the board of directors has designated 1,000 of the preferred shares as Cumulative Series A Preferred Shares. Assuming the sale of all of the common shares available in this offering, we will have a total of [      ] common shares outstanding immediately following this offering.

Common Shares

Shareholders are entitled to one vote for each common share on any matter submitted to a vote of shareholders, including the election of directors. Our shareholders do not possess the rights to vote cumulatively in the election of directors.

A majority of our common shares then outstanding and entitled to vote, whether represented in person or by proxy, constitutes a quorum at any meeting of the shareholders sufficient to conduct business. At all elections of directors, where a quorum is present, the candidates receiving the greatest number of votes shall be elected. The affirmative vote of the holders of a majority of the voting power of the Company is required to decide other matters submitted to a vote of the shareholders, unless otherwise provided by law, the Articles or the Code of Regulations.

No shareholder has the pre-emptive right to purchase or subscribe for shares of any class or to purchase or subscribe for securities or other obligations convertible into or exchangeable for such shares.

Our board of directors has the power to cause Bancorp at any time to purchase, hold, sell, transfer or otherwise deal with shares of any class or series issued by it, securities or other obligations that may confer upon the holder the right to convert the same into shares of any such class or series, or any security or obligation that may confer upon the holder the right to purchase shares of any such class or series. Bancorp has the right to repurchase shares of any class, if and when a holder desires to sell, or if the holder is required to sell.

Preferred Shares

Our Articles authorize us to issue up to 100,000 preferred shares, each without par value. As of the date of this prospectus we do not have any preferred shares outstanding.

Our board of directors is authorized to adopt amendments to the Articles determining the express terms of the preferred shares or any series of the preferred shares before the issuance of any preferred shares or class of preferred shares, or before the issuance of any preferred shares of that series. The board of directors previously designated 1,000 preferred shares “Cumulative Series A Preferred Shares.” None of the Cumulative Series A Preferred Shares were ever issued.

Warrants

We do not currently have any warrants outstanding. Purchasers in the rights offering will receive one warrant for each two common shares purchased. The number of warrants issued will be rounded down to the next whole number. No fractional warrants will be issued. Each warrant will entitle the holder to purchase one common share.

Exercisability.  Each warrant will be immediately exercisable for a period of two years following the closing date of the rights offering at an exercise price per share equal to 90% of the book value of a common share as reflected on the Company’s books on the last day of the month prior to the warrant exercise date, which is the date that you provide notice to the Company that you want to exercise the warrant. Warrants may be exercised by completing and returning the Warrant Certificate and Subscription Form to the Company, along with payment of the exercise price in cash or by check. Warrants may be exercised at any time up to the close of business on the warrant expiration date. After the close of business on the warrant expiration date, unexercised warrants will become void.

Adjustments.  The exercise price and the number shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, reverse stock splits, stock dividends, stock combinations or similar events affecting our common shares. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common shares are converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to the reorganization event.

Transferability and Listing.  The warrants are not transferrable and may be exercised only by the original recipient thereof, except that warrants may be transferred by will or the laws of descent and distribution upon the death of the holder of the warrant. The warrants will not be listed for trading on any stock exchange, and we do not anticipate that the warrants will be quoted on the OTC Bulletin Board or in the “pink sheets.”

Anti-Takeover Effects of Our Articles of Incorporation and Code of Regulations

The following is a summary of certain provisions of our Articles and Code of Regulations that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and Code of Regulations.

While these provisions of our Articles and Code of Regulations might be deemed to have some “anti-takeover” effect, the principal purpose of these provisions is to protect our shareholders generally and to provide our board of directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

Affirmative Votes.  Unless two-thirds of the whole authorized number of directors of the Company recommend the approval of any of the following matters, the affirmative vote of the holders of shares entitling them to exercise not less than 80% of the voting power of the Company entitled to vote thereon is required to adopt:

•	A proposed amendment to the Articles;
•	Proposed new Code of Regulations, or an alteration, amendment or repeal of the Code of Regulations;
•	An agreement of merger or consolidation providing for the merger or consolidation of the Company with or into one or more other corporations;
•	A proposed combination or majority share acquisition involving the issuance of shares of the Company and requiring shareholder approval;
•	A proposal to sell, lease or exchange all or substantially all of the property and assets of the Company;
•	A proposed dissolution of the Company; or
•	A proposal to fix or change the number of directors by action of the shareholders of the Company.

Business Combination Approval Requirement.  The affirmative vote or consent of the holders of the greater of (i) four-fifths of the outstanding common shares entitled to vote, or (ii) that fraction of such outstanding common shares having as the numerator a number equal to the sum of the outstanding common shares beneficially owned by Controlling Persons (as defined below) plus two-thirds of the remaining number of outstanding common shares, and as the denominator a number equal to the total number of outstanding common shares entitled to vote, is required for the adoption or authorization of a Business Combination (as defined below).

The term “Controlling Person” means any person who beneficially owns shares of the Company entitling that person to exercise at least 20% of the voting power of the Company entitled to vote in the election of directors.

A “Business Combination” is defined as:

•	Any merger or consolidation of the Company with or into a Controlling Person or an affiliate of a Controlling Person or an associate of such Controlling Person or affiliate;
•	Any sale, lease, exchange, transfer or other disposition, including, without limitation, a mortgage or any other security device, of all or any substantial part of the assets of the Company, including, without limitation, any voting securities of a subsidiary, or of the assets of a subsidiary, to a Controlling Person, affiliate of a Controlling Person or associate of such Controlling Person or affiliate;
•	Any merger into the Company or into a subsidiary of a Controlling Person, an affiliate of a Controlling Person or an associate of such Controlling Person or affiliate;
•	Any sale, lease, exchange, transfer or other disposition to the Company or a subsidiary of all or any part of the assets of a Controlling Person, affiliate of a Controlling Person or associate of such Controlling Person or affiliate, but not including any disposition of assets which, if included with all other dispositions consummated during the same fiscal year of the Company by the same Controlling Person, affiliates thereof or associates of such Controlling Person or affiliates, would not result in dispositions during such year by all such persons of assets having an aggregate fair value (determined at the time of disposition of the respective assets) in excess of 1% of the total consolidated assets of the Company (as shown on the Company’s certified balance sheet as of the end of the fiscal year preceding the proposed disposition); provided, however, that in no event shall any disposition of assets be excepted from shareholder approval by reason of the preceding exclusion if such disposition, when included with all other dispositions consummated during the same and immediately preceding four fiscal years of the Company by the same Controlling Person, affiliates thereof and associates of such Controlling Person or affiliates, would result in disposition by all such persons of assets having an aggregate fair value (determined at the time of disposition of the respective assets) in excess of 2% of the total consolidated assets of the corporation (as shown on the Company’s certified balance sheet as of the end of the fiscal year preceding the proposed disposition);
•	Any reclassification of the common shares of the Company, or any recapitalization involving the common shares of the Company, consummated within five years after a Controlling Person becomes a Controlling Person; and
•	Any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

Such Business Combination approval is not required if (i) the Business Combination will result in an involuntary sale, redemption, cancellation or other termination of ownership of all the common shares of the Company owned by shareholders who do not vote in favor of, or consent in writing to, the Business Combination, and the cash or fair value of other readily marketable consideration to be received by such shareholders for such common shares is at least equal to a minimum price per share based on the market price and dividends recently paid by the Company; or (ii) a proxy statement responsive to the requirements of the

Securities Exchange Act of 1934, as amended, is mailed to the Company’s shareholders for the purpose of soliciting shareholder approval of the proposed Business Combination.

Ohio Merger Moratorium Statute.  We are an “issuing public corporation” as defined under Ohio law. Chapter 1704 of the Ohio Revised Code governs transactions between an issuing public corporation and either an “interested shareholder,” which generally means someone who becomes a beneficial owner of 10% or more of the shares of the corporation without the prior approval of the board of directors of the corporation, or persons affiliated or associated with an interested shareholder.

Chapter 1704 of the Ohio Revised Code does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Chapter 1704 of the Ohio Revised Code does not currently apply to the Company; however, the Articles currently contain more stringent interested shareholder acquisition restrictions, which are described in more detail above.

Ohio Control Share Statute.  Section 1701.831 of the Ohio Revised Code requires the prior authorization of the shareholders of an issuing public corporation in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of one-fifth or more of the voting power of that corporation in the election of directors.

Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that it does not apply. Pursuant to the Articles, Section 1701.831 of the Ohio Revised Code does not currently apply to the Company; however, the Articles currently contain more stringent control share acquisition restrictions, which are described in more detail above.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common shares. Otherwise than as described below for Mr. Wood, these persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of- pocket expenses incurred in connection with any solicitation. Other trained employees of Citizens Bank may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to our executive officers. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of common shares or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common shares underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common shares. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common shares.

The Company and Donald P. Wood entered into a consulting agreement dated May 1, 2013. The consulting agreement provides that Mr. Wood will assist with the stock offering by providing advice in the preparation of this prospectus, identifying and meeting with potential investors, and ensuring all investor questions are answered. Mr. Wood will receive a flat fee of $10,000 per month until the close of the stock offering and be reimbursed for all reasonable expenses incurred. The consulting agreement may be terminated by the Board of Directors at any time.

Delivery of Shares

As soon as practicable after the effective date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned common shares at 5:00 p.m., Eastern Time, on             , 2013.

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Bancorp.

By Mail, Express Mail or Overnight Courier:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Attn: Reorg/Exchange Department

See “The Rights Offering — Method of Exercising Subscription Rights.” If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call Registrar and Transfer Company at (800) 866-1340 ext. 2991, Monday through Friday (except bank holidays), between 8:00 a.m. and 5:00 p.m., Eastern Time.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial position and results of operations of Bancorp for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements included in this prospectus.

(Dollars in thousands)

	Six Month Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Summary Income Data:
Total interest income	$4,864	$10,484	$12,142
Total interest expense	1,070	2,821	4,091
Net interest income	3,794	7,663	8,051
Provision for loan losses	191	7,336	1,954
Non-interest income	706	2,441	2,340
Non-interest expense (benefit)	3,836	14,754	9,550
Income (loss) before income taxes	473	(11,986)	(1,113)
Income tax expense	0	456	(58)
Net income (loss)	$473	$(12,442)	$(1,055)
Per Share Income Data:
Earnings per common share	$1.49	$(39.25)	$(3.33)
Book value per share	$16.57	$18.51	$57.49
Outstanding shares(1)	345,368	317,025	317,025
Selected Balance Sheet Data (period end):
Total assets	$214,342	$226,561	$251,478
Securities available-for-sale	38,434	44,765	41,507
Loans, net of allowance for loan and lease losses	154,007	161,816	173,383
Allowance for loan and lease losses	(4,725)	(5,204)	(4,229)
Deposits	198,375	209,807	221,808
Shareholders’ equity	5,724	5,868	18,227
Performance Ratios (averages):
Return on shareholders’ equity (annualized)	17.97%	(131.04)%	(6.34)%
Return on assets (annualized)	0.41%	(5.17)%	(0.40)%
Net interest income to total assets (annualized)	3.36%	3.17%	3.09%
Shareholders’ equity to assets	2.33%	3.94%	6.37%
Asset Quality Data:
Nonperforming assets to total assets	6.57%	5.20%	7.97%
Nonperforming assets to capital	246.28%	200.95%	109.98%
Nonperforming loans to total loans	6.82%	5.38%	7.61%
Nonperforming loans to reserve for loan losses	229.14%	173.42%	298.53%
Reserve for loan losses to total loans	2.98%	3.12%	2.38%
Ratio of net charge-offs to total loans (annualized)	0.36%	1.63%	1.30%

(1)	December 31, 2011 per share data and outstanding share data has been restated to reflect the stock dividend declared in 2012.

MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis as of June 30, 2013

Overview.  The Company’s profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest earning assets, such as loans and security and the interest paid on interest bearing liabilities, principally deposits and borrowings. During a period of economic slowdown the lack of interest income from non-performing assets and additional provision for loan loss can greatly reduce profitability. Results of operations are also impacted by non-interest income, such as service charges on deposit accounts and fees on other services, income from lending services as well as non-interest expense such as salaries and employee benefits, occupancy expense, professional and other services and other expenses.

For the six months ended June 30, 2013, the Company earned net income of $473 thousand or $1.49 per share, compared to a net loss of $2.0 million or ($6.39) for the six months ended June 30, 2012. Return on average assets and return on average common equity were 0.41% and 17.97%, respectively, for the six months ended June 30, 2013, compared to -1.60% and -20.65% for the six months ended June 30, 2012.

During the last quarter of 2012 and the first two quarters of 2013, the Company experienced a nearly complete turnover at the Executive Management and Board of Directors level. Over the course of this period, six Directors and four Executive Officers left the Company. As of June 30, 2013, the Company has added five new directors and a new CEO. Please refer to Management section beginning on page 86 for a more detailed discussion of this topic.

Key items affecting the Corporation’s results for the first six months of 2013 —

•	Net interest income declined by $97 thousand year-over-year for the six months ended June 30, 2013. A $536 thousand decline in interest income was offset by a $439 thousand decrease in interest expense.
•	Non-interest income declined by $559 thousand to $706 thousand for the six months ended June 30, 2013. The decrease can primarily be attributed to a $412 gain on sale of investment securities that provided a one-time increase to 2012 non-interest income.
•	Non-interest expense declined by $678 thousand to $3.8 million for the six months ended June 30 2013. The decline in expense can be attributed to lower holding costs for OREO properties and reduced credit card processing expense.
•	Non-performing loans were $10.8 million and $9.0 million respectively as of June 30, 2013 and December 31, 2012, the period over period increase can primarily be attributed to a $3 million commercial loan relationship that was placed on non-accrual status in May 2013. Management believes that the loan is well collateralized and expects that all interest and principal due will be collected.
•	During the first six months of 2013, the Company sold 10 OREO properties with a carrying value of $1,584 thousand. The Company sold two more properties with a carrying value of $378 thousand in July 2013. The net effect of the transactions resulted in a $4 thousand gain on sale of OREO properties as of June 30, 2013.
•	Shareholder equity at the Company decreased by $144 thousand or 2.56% to $5.7 million on June 30, 2013 from $5.9 million on December 31, 2012. The Bank’s equity position increased $256 thousand to $11.3 million as of June 30, 2013. Tier I Leverage Capital and Total Risk Based Capital at the Bank were 5.52% and 9.47%, respectively, as of June 30, 2013 and 4.78% and 8.13% as of December 31, 2012. Both ratios are under the 8.5% and 11.5% required by the FDIC consent order. Refer to the Regulatory Agreements discussion on page 2 for further discussion of the FDIC consent order.

This Management Discussion and Analysis is intended to provide shareholders with a more comprehensive analysis of the issues facing management than can be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and selected financial data elsewhere in this prospectus.

Comparison of Results of Operations for the Six Months Ended June 30, 2013 and June 30, 2012

For the six months ended June 30, 2013, the Company earned net income of $473 thousand, a $2.5 million increase from the $2.0 million net loss reported as of June 30, 2012. The return to profitability can primarily be attributed to a $2.5 million reduction in loan loss provision and a $677 thousand reduction in non-interest expense for the six months ended June 30 2013 in comparison to the six months ended June 30, 2012. Net interest income for the six months ended June 30, 2013 was $3.6 million, a decrease of $97 thousand or 2.4% from the six months ended June 30, 2012.

Distribution of Assets, Liabilities, and Shareholders’ Equity
For the six months ended June 30, 2013, and 2012

	2013			2012
	Average Balance	Interest Income	Yield/Rate(2)	Average Balance	Interest Income	Yield/ Rate
Interest-Earning Assets:
Loans receivable(1),(2)	$165,481	$4,470	5.45%	$173,628	$4,939	5.74%
Securities(3)	42,614	371	1.76%	39,171	425	2.19%
Fed Funds Sold	5,100	5	0.20%	19,695	18	0.18%
FHLB stock	859	18	4.23%	859	18	4.23%
Total interest-earning assets	214,054	$4,864	4.58%	233,353	$5,400	4.67%
Non-interest-earning assets	11,873			20,208
Total Assets	$225,927			$253,561
Interest-Bearing Liabilities:
Interest-bearing deposits	$185,452	$836	0.91%	$201,038	1,265	1.27%
FHLB advances	—	—	0.00%	1,125	9	1.61%
Other borrowings	6,692	234	7.05%	6,720	235	7.05%
Total interest-bearing liabilities	192,144	1,070	1.12%	208,883	$1,509	1.46%
Non-interest bearing demand deposits	20,155	—		19,396	—
Total including non-interest-bearing demand deposits	212,299	$1,070		228,279	$1,509
Other non-interest liabilities	8,361			5,663
Total Liabilities	220,660			233,942
Shareholders’ equity	5,267			19,619
Total liabilities and shareholders’ equity	$225,927			$253,561
Net interest income; interest rate spread		$3,794	3.46%		$3,891	3.21%
Net interest margin			3.54%			3.33%
Average interest-earning assets to average interest-bearing liabilities			111.40%			111.71%

(1)	Loan fees are immaterial amounts
(2)	Non-accrual loans are included in average loan balance
(3)	Interest Income for tax-exempt securities is not calculated on a tax-exempt basis.

Volume and Rate Analysis

At June 30, (Dollars in Thousands)	2013 Compared to 2012
	Total	Volume	Rate
Increase (Decrease) in Interest Income
Federal Funds Sold	$(13)	$3	$(16)
Investment Securities	(54)	(190)	136
Loans	(469)	(1,179)	710
Total Interest Income	(536)	(1,366)	830
Interest Expense
Deposits	(429)	(190)	(239)
Borrowed Funds	(10)	(20)	10
Total Interest Expense	(439)	(210)	(229)
Net Interest Income	$(97)	$(1,156)	$1,059

Interest income for the six months ended June 30, 2013 was $4.9 million, a $536 thousand or 9.9% decrease from the $5.4 million earned during the six months ended June 30, 2012. The yield on earning assets declined 9 bps to 4.58% as of June 30, 2013 from 4.67% as of June 30, 2012. Interest Income earned from the loan portfolio decreased $469 thousand or 9.5% to $4.5 million as of June 30, 2013 from $4.9 million for the six months ended June 30, 2012. The decrease in net interest income from the loan portfolio can be attributed to both the $8.1 million decrease in average loans year-over year and a 29 bps decrease in the yield, which was 5.45% for the six months ended June 30, 2013. The yield on earning assets was impacted by the classification of $3.5 million of loan principal to non-accrual status, resulting in the reversal of $93 thousand of accrued interest income during the first six months of 2013. One loan relationship comprised $3.0 million of the non-accrual activity during the first six months of 2013. Management believes that the loan is adequately collateralized and expects that all principal and interest due will be collected.

Interest income from the investment portfolio declined $54 thousand or 12.2% to $389 thousand for the six months ended June 30, 2013 from $443 thousand for the six months ended June 30, 2012. The decline occurred despite a $3.4 million or 8.78% year-over-year increase in the average balance of the Investment Portfolio. The yield, however, decreased 43 bps year-over-year to 1.76% for the six months ended June 30, 2013. The decrease in yield can be attributed, in part, to transactions executed by management during 2012 that resulted in the sale of $17.3 million of investment securities yielding 2.66% and the purchase of $26.0 million in investment securities yielding 1.66%.

Interest expense for the six months ended June 30, 2013 was $1.1 million, a $439 thousand or 29.1% decrease from the $1.5 million of interest expense for the six months ended June 30, 2012. Interest expense for deposits declined $429 thousand or 33.9% to $836 thousand for the six months ended June 30, 2013 from $1.3 million for the six months ended June 30, 2012. The cost of deposits was 91bps as of June 30, 2013 and 1.27% as of December 31, 2012. The decrease resulted, in part, from a pricing strategy of setting competitive deposit rates but not being the market leader as had been the case in prior years. This strategy, in part, has resulted in a $15.6 million or 7.8% decline in average deposits year-over-year. The run off has been most prevalent in the money market savings (-$4.1 million YTD decrease) account and time deposits (-$7.7 million YTD decrease).

Interest expense for other borrowings was $234 for the six months ended June 30, 2013 and $244 for the six months ended June 30, 2012. Interest expense on borrowings is related to three unsecured loans to the holding company totaling $6.5 million as of June 30, 2013. Please refer to other borrowings section for details regarding these loans.

Provision for Loan Losses.  The Company establishes an allowance for loan losses through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Through the provision for loan losses, an allowance is maintained that reflects management’s best estimate of probable incurred loan losses related to specifically identified loans as well as the inherent risk of loss related to the remaining portfolio. In evaluating the allowance for loan losses, management considers various factors that include loan growth, the amount and composition of the loan portfolio, (including non-performing and potential problem loans), diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current delinquency levels, the estimated value of the underlying collateral, prevailing economic conditions and other relevant factors. Loan charge-offs are recorded to this allowance when loans are deemed uncollectible, in whole or in part. Impacting the provision for loan losses in any accounting period are several factors including the amount of loan growth during the period, broken down by loan type, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in risk ratings assigned to loans, specific loan impairments, credit quality, and ultimately, the results of management’s assessment of the inherent risks of the loan portfolio.

Provisions for loan losses totaled $191 thousand and $2.7 million for the six months ended June 30, 2013 and 2012, respectively. The 2012 provision for loan loss was largely driven by an increase in non-performing loans and the deterioration of collateral values for impaired loans. As non-performing loans and the collateral values for impaired loans subsequently stabilized, the provision for the first half of 2013 was lower as compared to the same period in 2012. Furthermore, the $2.5 million reduction in provision resulted from an $8.2 million or 4.7% decline in Gross Loans from the December 31, 2012 balance of $167.0 million.

During the first half of 2013, the Company refined the methodology it uses for calculating the allowance for loan losses. The Company adopted the revisions to adjust the portfolio segmentation used in the analysis and better reflect the impact of adjustments made to historic loss percentages, which are based on an evaluation of certain qualitative risk factors used in estimating credit losses inherent in the general component of the allowance for loan losses. The changes were made on an ongoing basis throughout the first half of 2013. The changes for the portfolio segmentation were effective for the December 31, 2012 allowance for loan loss calculation, while the qualitative risk factor adjustments were effective for the June 30, 2013 allowance for loan loss calculation.

Like the previously established model, the new methodology consists of a formula-based approach to estimate the allowance for segments of loans in the general component as well as specific allocations for individually identified impaired loans. Both the revised and previous methodologies use historical loss rates adjusted for qualitative factors. Prior to being formally adopted, the Company tested the updated methodology to ensure that the allowance was supported and directionally consistent with changes in overall credit quality and that fluctuations were explainable and supportable.

The Company evaluated the portfolio segmentation used in the analysis and concluded to increase the number of loan segments from four to nine. The nine segments provide further refinement of loans with similar risk characteristics. The change in portfolio segmentation resulted in a $393 thousand increase in the allowance for loan losses as of December 31, 2012.

The Company’s revised methodology also includes enhancements to the qualitative risk factors applied to the general component of the loan portfolio segments. Qualitative risk factors are adjustments for current market conditions that are likely to cause estimated credit losses to differ from historical loss experience. The most significant part of the change by the Company to its methodology includes additional economic and other qualitative inputs which are more reflective of current market conditions. The net effect of the changes in the methodology related to the qualitative risk factors was an increase in the allowance for loan losses of $166 thousand as of June 30, 2013.

Components of the methodology that did not change include the assumptions used for the computation of historical loss rates and loss estimates related to impaired loans.

Non-Interest Income.  Non-interest income, which consists primarily of fees and commissions earned on services that are provided to the Company’s banking customers, and to a lesser extent, gains on sales of OREO and other repossessed assets and other miscellaneous income, decreased $559 thousand or 44.2% to $706 thousand for the six months ended June 30, 2013 from $1.3 million for the six months ended June 30, 2012. The period-over-period decrease in non-interest income can primarily be attributed to a $412 thousand gain recognized from the sale of investment securities in 2012. The following is a discussion of significant year-over-year changes in other material non-interest income categories:

•	Income from services charges on deposit accounts increased by $22 thousand or 10.0% to $240 thousand for the six months ended June 30, 2013 from $218 thousand for the six months ended June 30, 2012. The increase can mostly be attributed to fee income realized from the overdraft privilege programs which increased by $19 thousand or 9.2%.
•	Other non-interest income decreased by $27 thousand or 14.36% to $161 thousand for the six months ended June 30, 2013 from $188.0 thousand for the six months ended June 30, 2012. Significant categories within this grouping include ATM fees ($48 thousand in 2013 $62 thousand in 2012), sales commissions ($30 thousand in 2013, $10 thousand in 2012), and miscellaneous income ($14 thousand in 2013, $35 thousand in 2012).

Non-Interest Expense.  Non-interest expense, which consists primarily of personnel, occupancy, equipment and other operating expenses, decreased by $678 thousand or 15.0% to $3.8 million for the six months ended June 30, 2013 from $4.5 million for the six months ended June 30, 2012.

The following is a discussion of significant year-over-year changes for other material non-interest expense categories:

•	Salary and benefit expense increased by $96 thousand or 5.3% to $1.9 million for the six months ended June 30, 2013 from $1.8 million for the six months ended June 30, 2012. The increase can partially be attributed to $36 thousand of additional pension expense, an $11 thousand increase in employee benefit expense (primarily medical insurance), and a $21 thousand increase in employee training costs.
•	Legal and other professional decreased 33.8% to $270 thousand as of June 30, 2013 from $408 thousand as of June 30, 2012.
•	Other non-interest expense decreased by $128 thousand or 6.3% to $631 thousand for the six months ended June 30, 2013 from $759 thousand for the six months ended June 30, 2012. The category is primarily comprised of ATM processing expense ($226 thousand in 2013, $187 thousand in 2012), director fees ($106 thousand in 2013, $97 thousand in 2012), postage ($96 thousand in 2013, $87 thousand in 2012) and other insurance ($124 thousand in 2013, $96 thousand in 2012).

Changes in Condition from December 31, 2012 to June 30, 2013.  Total assets declined $12.3 million or 5.4% to $214.3 million on June 30, 2013 from $226.6 million on December 31, 2012.

Loan Portfolio.  Gross loans decreased $8.3 million or 5.0% to $158.7 million as of June 30, 2013 from a balance of $167.0 million on December 31, 2012. The decrease is the net effect of new origination activity totaling $11.1 million, and $18.6 million of principal reduction for the first six months of 2013. Principal reductions also included loan charge-offs of $966 thousand. The new originations were primarily consumer loans, with mortgage originations totaling $6.6 million and other consumer loan originations of $3.5 million. The emphasis on consumer lending is part of a strategic initiative to re-balance the loan portfolio to be more equally weighted between commercial and consumer loans. This trend is expected to continue for the remainder of 2013.

Loan Portfolio Distribution

	At
	June 30, 2013	December 31, 2012
(In thousands)	Amount	Amount
Commercial and Agricultural	$26,589	$29,694
Real Estate Construction	3,135	3,093
Real Estate Mortgage	106,545	110,206
Home equity	6,511	6,982
Installment Loans to Individuals	15,952	17,045
Total loans	$158,732	$167,020

The Corporation’s loan portfolio represents its largest and highest yielding assets. The fundamental lending business of the Corporation is based on understanding, measuring and controlling the credit risk inherent in the loan portfolio. The Corporation’s loan portfolio is subject to varying degrees of credit risk. Credit risk entails both general risks, which are inherent in the process of lending, and risk specific to individual borrowers. The Corporation’s credit risk is mitigated through portfolio diversification, which limits exposure to any single customer, industry or collateral type. Typically, each consumer and residential lending product has a generally predictable level of credit losses based on historical loss experience. Home mortgage and home equity loans and lines generally have the lowest credit loss experience, while loans secured by personal property, such as auto loans, are generally expected to experience more elevated credit losses. Credit risk in commercial lending can vary significantly, as losses as a percentage of outstanding loans can shift widely during economic cycles and are particularly sensitive to changing economic conditions. Generally, improving economic conditions result in improved operating results on the part of commercial customers, enhancing their ability to meet their particular debt service requirements. Improvements, if any, in operating cash flows can be offset by the impact of rising interest rates that may occur during improved economic times. Declining economic conditions have an adverse effect on the operating results of commercial customers, reducing their ability to meet debt service obligations.

To control and manage credit risk, management has a credit process in place to ensure credit standards are maintained along with strong oversight and review procedures. The primary purpose of loan underwriting is the evaluation of specific lending risks and involves the analysis of the borrower’s ability to service the debt as well as the assessment of the value of the underlying collateral. Oversight and review procedures include the monitoring of portfolio credit quality, early identification of potential problem credits and the aggressive management of problem credits. Executive management has implemented the following measures to manage credit risk in the loan portfolios:

1)	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines where needed;
2)	Evaluated outside loan review parameters, engaging the services of a well-established firm to continue with such loan review, addressing not only specific loans but underwriting analysis, documentation, credit evaluation and risk identification;
3)	Increased the frequency of internal reviews of past due and delinquent loans to assess probable credit risks early in the delinquency process to minimize losses;
4)	Aggressively seeks ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral;
5)	Aggressively obtaining updated financial information on commercial credits and performing analytical reviews to determine debt source capacities in business performance trends; and
6)	Engaged a well-established auditing firm to analyze the Corporation’s loan loss reserve methodology and documentation.

The following is a schedule of commercial loan maturities (in thousands) based on contract terms as of June 30, 2013:

Due Less than 1	Due 1 – 5	Due Over 5	Total
$5,262	10,876	10,451	$26,589

Of the loans included in the preceding schedule with maturities exceeding 1 year, $13.2 million have fixed rates to maturity while $8.1 million are adjustable.

Allowance for Loan Loss (ALLL).  The ALLL represents management’s estimate of losses inherent in the loan portfolio. The allowance is actively maintained to ensure future earnings are not impacted by credit losses. Reserves are based on historical loss analysis, assessment of current portfolio and market conditions, and any identified loss potential in specific credits. Reserve levels are recommended by senior management on a quarterly basis and approved by the Board of Directors.

The ALLL is composed of a reserve to absorb probable and quantifiable losses based on current knowledge of the loan portfolio and a reserve to absorb losses which are not specifically identified, but can be reasonably expected.

Following the guidelines set forth in Generally Accepted Accounting Principles (GAAP), Interagency Policy Statements on the Allowance for Loan and Lease Losses and all other relevant supervisory guidance, the adequacy of the ALLL is ensured by applying consistent methods of identification, analysis, computation, documentation and reporting.

The Bank’s ALLL has two components, the general reserve and the specific reserve. Included in the general reserve is the environmental reserve.

The general reserve is calculated by applying annualized net loan losses taken during a 36 month rolling look back period to the current loan portfolio, less any loans considered in the specific reserve analysis. To reflect the variations in risk of different loan products, the portfolio is segmented by collateral type, borrower type, and underwriting process.

The specific reserve is the calculated impairment of all loans classified as impaired, with a minimum outstanding principal balance of $100,000. A loan is classified as impaired when it is probable that the Bank will not be able to collect all amounts due according to the loan agreement’s contractual terms. All loans classified as Troubled Debt Restructurings are also evaluated in the specific reserve. Impairment is measured based on one of the three following methods:

•	Present value of expected future cash flows discounted at the loan’s effective interest rate;
•	Loan’s observable market price; or
•	Fair value of the collateral if the loan is collateral dependent.

The environmental reserve allows management to consider qualitative or environmental factors that are likely to cause estimated credit losses to differ from historical loss experience. The Bank’s environmental reserve considers 11 risk factors which are evaluated as minimal, low, moderate, or high risk. As the overall risk level of the environmental factors increases, the proportion of the loan portfolio held in reserve also increases. Risk factors considered in the analysis are:

•	Lending experience, with particular attention paid to new lenders;
•	Exceptions to loan policy;
•	Rate of total portfolio delinquency;
•	Growth rate of loan portfolio;
•	Exposure to commercial loan concentrations;
•	Exposure to “watch list” loans;
•	Consumer sentiment;
•	General economic conditions;
•	Regulatory risk;
•	Unemployment, with particular attention paid to local unemployment; and
•	Vintage risk, with particular attention paid to underwriting procedures at time loans were made.

Percentage of Each Loan Segment to Total Loans.  Summary of the allowance for loan losses (in thousands) allocated by loan segment:

	June 30, 2013		December 31, 2012
Loan Type	Allowance Amount	Total Loans	Allowance Amount	Total Loans
Commercial and Agricultural	$2,088	16.8%	$2,181	17.8%
Real Estate – Construction	88	2.0	83	1.9
Real Estate – Mortgage	2,405	67.1	2,818	66.0
Home Equity	9	4.1	7	4.2
Installment Loans to Consumers	134	10.0	115	10.1
Total	$4,725	100%	$5,204	100%

The Bank’s ALLL level was 2.98% of total loans as of June 30, 2013 and 3.12% of total loans as of December 31, 2012.

The general reserve comprised 74% of the total allowance at June 30, 2013, compared to 68% at December 31, 2012 while the specific allowance accounted for 26% of the total allowance at June 30, 2013, compared to 32% at December 31, 2012. The severity of estimated losses on impaired loans can differ substantially from actual losses. The general reserve is calculated in two parts based on an internal risk classification of loans within each portfolio segment. General reserves on loans considered to be “classified” under regulatory guidance are calculated separately from loans considered to be “pass” rated under the same guidance. This segregation allows the Corporation to monitor the reserves related to higher risk loans separate from the remainder of the portfolio in order to better manage risk and ensure the sufficiency of reserves. The ALLL decreased by $479 thousand or 9.2% year-over year to $4.7 million as of June 30, 2013 from $5.2 million on December 31, 2012. The decrease resulted from the net effect of $296 thousand of recoveries and contributions of $191 thousand, offset by charge-offs totaling $966 thousand.

Summary of Allowance for Loan Loss.  The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at:

	June 30, 2013	December 31, 2012
Allowance at beginning of period	$5,204	$4,229
Provision for credit losses	191	7,336
Charge-offs:
Commercial and Agricultural	255	3,959
Real Estate – Construction	1	8
Real Estate – Mortgage	561	2,820
Installment Loans to Consumers	139	131
Home Equities	10	20
Total charge-offs	$966	$6,938
Recoveries
Commercial and Agricultural	2	425
Real Estate – Construction	0	2
Real Estate – Mortgage	268	94
Installment Loans to Consumers	26	49
Home Equities	0	7
Total Recoveries	296	$577
Ending allowance	$4,725	$5,204
Ratio of charge-offs during period to average loans outstanding during period	0.58%	4.09%

Management has taken steps to address current problem loans and has attempted to implement an infrastructure to prevent non-performing loans and charge offs to reach the levels of the past few years in the future.

To understand and address existing weaknesses in the loan portfolio, the loan monitoring process has been centralized and additional qualified staff has been hired to review the loan portfolio and ensure that credits are appropriately graded and adequate levels of loan loss reserve are established. All large loan relationships have been analyzed to identify cash flow, collateral, and structural weaknesses. Such monitoring is being done on an ongoing basis according to the following timeframe: $250 thousand to $1 million exposure, annually; $1 million exposure, semiannually; watch list loans with aggregate exposure > $100 thousand are analyzed each quarter.

Underwriting has also been largely centralized and is an independent function of lending. All commercial loan requests > $25 thousand, all consumer loan requests > $50 thousand, and all unsecured loan requests > $10 thousand are centrally underwritten. Additionally any loan request to a customer with aggregate exposure > $100 thousand requires centralized underwriting. Underwriting provides an approve/deny recommendation and loans with a deny recommendation cannot be approved outside the Officers’ Loan Committee.

In addition to centralizing the account monitoring and underwriting processes, the bank has significantly strengthened its lending policy. Loan approval levels have been adjusted downward; customers with loan exposure in excess of $500 thousand require approval from the Board of Directors.

Non-Accrual & Impaired Loans.  Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts may then be put on a list of loans to “watch” as they continue to under-perform according to original terms. Loans are placed on nonaccrual status when management believes the collection of the principal and interest is doubtful. A delinquent loan is generally placed on nonaccrual status when principal and/or interest is past due 90 days or more or if the financial strength of the borrower has declined, collateral value has declined or other facts would make the repayment of the loan suspect, unless the loan is well-secured or in the process of collection. When a loan is placed on nonaccrual, all interest which has been accrued is charged back against current earnings as a reduction in interest income, which adversely affects the yield on loans in the period of reversal. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Loans placed on nonaccrual status may be returned to accrual status after payments are received for a minimum of six consecutive months in accordance with the loan documents, and any doubt as to the loan’s full collectability has been removed or the troubled loan is restructured and evidenced by a credit evaluation of the borrower’s financial condition and the prospects for full payment.

Management considers a loan to be impaired when, based on current information and events, it is determined that the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price of the loan, except when the sole (remaining) source of repayment for the loan is the liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If management determines the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs and deferred loan fees or costs), impairment is recognized through an allowance estimate or a charge-off to the allowance. When management determines an impaired loan is a confirmed loss, the estimated impairment is directly charged-off to the loan rather than creating a specific reserve for inclusion in the allowance for loan losses. However, not all impaired loans are in nonaccrual status because they may be current with regards to the payment terms. Their determination as an impaired loan is based on some inherent weakness in the credit that may, if certain circumstances occur or arise, result in an inability to comply with the loan agreement’s contractual terms. Impaired loans exclude large groups of smaller-homogeneous loans that are collectively evaluated for impairment such as consumer real estate and installment loans.

Summary of Impaired Loans.  The following schedule summarizes impaired and non-performing loans:

(Dollars in thousands)	June 30, 2013	December 31, 2012
Impaired loans	$14,496	$12,505
Loans accounted for on a nonaccrual basis	$10,827	$9,025
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	—	—
Total non-performing loans	$10,827	$9,025
Non-performing loans to allowance for loan losses	229.14%	173.42%

Non-performing loans, comprised of loans on nonaccrual status along with loans that are contractually past due 90 days or more but have not been classified as nonaccrual, totaled $10.8 million at June 30, 2013, an increase of $1.8 million or 20.0%, compared to non-performing loans of $9.0 million at December 31, 2012. The increase in non-performing loans was due primarily to the reclassification of a $3 million loan relationship in May 2013 to non-accrual status. Management believes that the loan is well secured with collateral and expected to collect all principal and interest due. Non-performing loans to total loans was 6.82% at June 30, 2013 and 5.38% at December 31, 2012. Non-performing loans represented 5.05% of total assets at June 30, 2013 compared to 3.98% at December 31, 2012.

The allowance for loan losses, specifically related to impaired loans at June 30, 2013 and December 31, 2012 was $1.3 million and $1.7 million respectively, related to loans with principal balances of $10.0 million and $12.5 million. The increase in impaired loans is primarily due to the downgrade of a $3 million loan. Management believes that the loan is adequately collateralized and that all interest and principal amounts due will be collected. The Company’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual status. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.

Troubled Debt Restructures.  In certain circumstances, the Corporation may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings (“TDR”) unless the modification results in only an insignificant delay in the payments to be received. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a Troubled debt restructuring is considered to be collateral dependent, the loan is reported, net, at the fair value of the collateral. All such restructured loans are considered impaired loans and may either be in accruing or non-accruing status. If the borrower has demonstrated performance under the previous terms and the Corporation’s underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. The Corporation continues to work with customers to modify loans for borrowers who are experiencing financial difficulties.

Troubled debt restructured loans totaled $4.8 million at June 30, 2013 and $5.1 million as of December 31, 2012. Of those balances, $2.7 million was on accrual basis as of June 30, 2013 and $3.2 million was on accrual basis as of December 31, 2012. During the first six months of 2013, two loan relationships, totaling $29 thousand in principal were restructured.

There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings as of June 30, 2013.

Other Real Estate.  As of June 30, 2013, the Bank’s OREO portfolio consisted of 7 properties with a carrying value to $1.3 million. Management believes the carrying value for the OREO portfolio approximated liquidation value as of June 30, 2013. Year-to-date, the Company has sold 10 OREO properties and sold two more properties in July 2013. The net effect of the transactions has resulted in a $4 thousand gain on sale in

2013. After all transactions are consummated, five properties will remain from the December 2012 OREO portfolio. It is management’s intention to sell all those properties prior to December 31, 2013.

Investment Portfolio.  The Company’s Available for Sale Investment portfolio decreased $6.4 million or 14.28% to $38.4 million as of June 30, 2013 from $44.8 million as of December 31, 2012. The decline resulted from the return of $5.4 million of portfolio principal due to maturities, early calls and the sale of a small equity holding that resulted in a gain on sale of $31 thousand.

Carrying Values of Investment Securities

	At
(Dollars in thousands)	June 30, 2013	December 31, 2012
Available-for-sale securities:
Obligations of U.S. government corporations and agencies	$13,693	$16,112
U.S. treasury bonds	1,209	1,970
Obligations of state and political subdivisions	8,036	8,274
CMOs, REMICS and mortgage-backed securities	15,496	18,409
Other Securities	859	908
Total	$39,293	$45,673

At June 30, 2013, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

Maturity Schedule of Investment Securities.  Maturity schedule (by contractual maturity or, if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at June 30, 2013:

	Maturing in One Year or Less		Maturing After One Year Through Five Years		Maturing After Five Years Through Ten Years		Maturing After Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Obligations of U.S. government corporations and agencies			$5,339	1.07%	$8,354	1.45%	0
U.S. treasury bonds	$1,208	0.72%
Obligations of state and political subdivisions – Taxable			466	2.30	576	1.85	0
Obligations of state and political subdivisions – Tax-Exempt	2,295	3.69	4,400	3.80	299	4.20	0
CMOs, REMICS and mortgage-backed securities			12,737	1.79	2,759	1.94	0
Total	$3,503	2.50%	$22,942	1.96%	$11,988	1.64%	0

Cash and Cash Equivalents.  Cash and cash equivalents totaled $13.6 million as of June 30, 2013, a $3.0 million or 28.3% decrease from the December 31, 2012 balance of $10.6 million.

Premises and Equipment.  Premises and equipment decreased $197 thousand or 5.4% to $3.5 million at June 30, 2013 from $3.7 million at December 31, 2012. The decrease can be attributed to depreciation expense of $195 thousand during the first six months of 2013.

Deposits and Borrowings.  The Corporation’s primary source of funds is customer deposits. The Bank offers a variety of deposit products in an attempt to remain competitive and respond to changes in consumer demand. The Corporation relies primarily on its high quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits. Deposits provide the primary source of funding for the Corporation’s lending and investment activities and the interest paid for deposits must be carefully managed to control the level of interest expense.

The deposit portfolio decreased $11.4 million or 5.4% to $198.4 million as of June 30, 2013 from $209.8 million as of December 31, 2012. Significant decreases occurred for money market savings accounts

(-$4.1 million) and Time Deposits (-$7.7 million). The decrease in the money market accounts can be attributed to changing customer behavior, as more discretionary savings are being reinvested in the stock market. The decline in time deposits can be attributed to a pricing strategy of setting competitive offering rates, but not the highest deposit rates in our market resulting in a 36 bps year-over-year decrease in cost of deposits. Management expects the deposit portfolio balance to continue decreasing for the remainder of 2013; as management will focus on core deposit growth and continue to allow high interest rate time deposits to roll off unless the customer has a loan or larger deposit relationship with the Company.

Large Time Deposits.  The following table sets forth the maturities of the Bank’s certificates of deposit having principal amounts greater than $100,000 (in thousands):

Certificates of deposit maturing in quarter ending:	June 30, 2013
Three months or less	$8,789
Over three months through six months	3,927
Over Six Months though twelve months	7,800
Over Twelve Months	29,080
Total	$49,596

Average Deposits.  Average deposit balances and average rates paid are summarized as follows for the six months ended June 30, 2013 and the year ended December 31, 2012:

	June 30, 2013		December 31, 2012
	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$20,155	0.00%	$19,396	0.00%
Interest bearing demand deposits	19,795	0.12	19,335	0.30
Savings deposits	65,645	0.24	71,016	0.11
Time deposits	100,012	1.51	107,733	1.88
Totals	$205,607	0.81%	$217,480	1.11%

The FDIC Consent Order prohibits the Bank from acquiring or renewing brokered deposit agreements. To date, this restriction has not materially impacted funding, as alternate sources of liquidity have been identified and appear to be adequate to meet near term requirements. As of June 30, 2013, two brokered deposit agreements totaling $4 million remain with maturity dates set for December 9, 2013 ($1.0 million) and March 23, 2015 ($3.0 million).

Borrowed funds totaled $6.5 million as of June 30, 2013, a $100 thousand or 1.5% decrease from December 31, 2012 balance. The borrowings consist of three unsecured loans to the Bancorp. The loans must be repaid from cash at the Bancorp. Per the Consent Order with the FDIC, the Bank is not permitted to make any forms of payments to Bancorp. As of June 30, 2013, Bancorp’s cash position was $519 thousand. As of June 30, 2013, the Company believes that adequate liquidity remains at the Holding Company to make all remaining debt service payments in 2013. Management is attempting to sell the remainder of the OREO property held at the holding company, which should generate adequate liquidity to meet all required debt servicing payments in 2014.

Other Borrowings

Description	Balance of Loan As of 06/30/2013	Interest Rate	Frequency of Payments	Status	Maturity Date
Loan 1	$5,000,000	8.00%	Monthly	Interest Only	12/29/2015
Loan 2	$835,769	4.75%	Monthly	Amortizing	11/21/2019
Loan 3	$629,771	4.25%	Monthly	Amortizing	6/26/2019

No FHLB borrowings were outstanding as of June 30, 2013 or December 31, 2012. The Bank had an approved FHLB line-of-credit of $13.1 million as of June 30, 2013. In addition, the Company has collateralized federal fund lines of $7.1 million with the FRB and $1.0 million with Great Lakes Bankers Bank. Neither line was drawn upon as of June 30, 2013. The FHLB line was secured via the pledge of mortgage loans totaling $25.9 million, the Federal Reserve federal fund line is secured via the pledge of $9.9 million of automobile loans and the Great Lakes Bankers Bank line is secured via the pledge of a security with a book value of $1.2 million.

Concentrations of Credit Risk.  Financial institutions such as Citizens Bank generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility is known as credit risk.

Lending or investing activities that concentrate assets in a way that exposes the Company to a material loss from any single occurrence or group of occurrences increases credit risk. Diversifying loans and investments to prevent concentrations of risks is one way a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include multiple loans made to a single borrower and loans of inappropriate size relative to the total capitalization of the institution. Management believes adherence to its loan and investment policies allows it to control its exposure to concentrations of credit risk at acceptable levels. Citizens Bank’s loan portfolio is concentrated geographically in central Ohio. Management has identified lending for non-owner occupied residential real estate as a lending concentration. Total loans for income generating property totaled $23.0 million at June 30, 2013, which represents 12.5% of the Company’s loan portfolio. Management believes it has the skill and experience to manage any risks associated with this type of lending. Loans in this category are generally paying as agreed without any unusual or unexpected levels of delinquency. The delinquency rate in this category, which is any loan 30 days or more past due, was 4.59% at June 30, 2013. Management has also identified sub-prime loans (less than a 660 credit score) and unsecured loans as concentrations. As of June 30, 2013, loans to sub-prime borrowers totaled $12.8 million (8.1% of total portfolio), with 5.7% 30 days or more past due. In addition, unsecured loans totaled $5.7 million as of June 30, 2013 with off-balance sheet risk totaling $8.2 million. The delinquency rate in this category, which is any loan 30 days or more past due, was 8.56% at June 30, 2013.

Additional Capital Enhancement Strategies.  The Board of Directors formulated several strategies to re-capitalize both the Company and the Bank, including the stock offering, reduction of the Bank’s balance sheet and non-interest expense, merger options and/or a sale of the Company and the Bank. Of all the options considered, the Board determined that the stock offering was the most viable way to quickly raise the Company’s and the Bank’s capital levels and was the option that was in the best interest of the Company’s shareholders.

As stated above, in addition to pursuing the stock offering, the Company has also contemplated reducing the Bank’s balance sheet and non-interest expense in order to raise the Bank’s leverage capital ratios. The Bank may accomplish these reductions through one or more of the following actions: i) limited sales of the existing security and loan portfolios; ii) the run off of maturing time deposits through rate decreases; iii) the non-renewal of public fund depository agreements; and iv) a reduction in force and other non-interest expenses. To the extent that the stock offering is not as successful as the Board believes it will be, a reduction in force would be one option that could significantly reduce expenses and might result in the closure of several offices.

In addition to the strategies specified above, in the event that the Bank is able to continue to generate profits on a go-forward basis, the Bank’s capital ratios will improve over time.

If the foregoing plans are unsuccessful in generating adequate capital, Management and Board will consult with its outside experts and conduct further examination of the other capital raising strategies specified above.

Liquidity and Capital Resources.  The Company’s primary source of liquidity is its core deposit base, raised through the Bank’s branch network, along with wholesale sources of funding and its capital base. These funds, along with investment securities, provide the ability to meet the needs of depositors while funding new loan demand and existing commitments.

Cash (used) generated by operating activities was $277 thousand and $763 thousand for the first six months of 2013 and 2012. The adjustments to reconcile net income to cash provided by or used in operations during the periods presented consist primarily of proceeds from the sale of loans (less the origination of loans held for sale), the provision for loan losses, depreciation expense and increases and decreases in other assets and liabilities.

The primary investing activity of the Bank is lending, which is funded with cash provided from operating and financing activities, as well as proceeds from payment on existing loans and proceeds from maturities of investment securities.

In considering the more typical investing activities, during the first six months of 2013, $5.4 million was generated from the combination of maturity, pay-downs, calls or sale of available-for-sale investment securities and $7.4 million was provided by a decline in the loan portfolio. During the first six months of 2012, $18.2 million was generated from the combination of maturity, pay-downs, calls or sale of available-for-sale investment securities and $8.2 million was provided by a decline in the loan portfolio while $17.3 million was used to purchase available-for-sale investment securities in 2012. No securities have been purchased during the first six months of 2013.

For 2013, total deposits decreased by $11.4 million. For 2012, total deposits decreased by $4.7 million. For additional information about cash flows from the Bank’s operating, investing and financing activities. See the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

Capital Requirements under Regulatory Agreements.  The Bank’s capital levels currently do not comply with the higher capital requirements required by the Consent Order or DFI 2012 Agreement. Under the Consent Order and DFI 2012 Agreement, the FDIC and DFI required the Bank to raise its Tier 1 Leverage Capital ratio to 8.5% and its Total Risk Based Capital ratio to 11.5% by February 20, 2013. As of June 30, 2013 the Bank needed approximately $6.5 million in additional capital to meet these requirements. Even if this offering is successful, the Bank will not meet the capital requirements set forth in the Consent Order and DFI 2012 Agreement. In addition, further increases to the allowance for loan losses, deterioration in the real estate owned portfolio and operating losses would negatively impact capital levels and make it more difficult to achieve the capital requirements under the Consent Order and DFI 2012 Agreement. If the Bank is unable to meet these capital requirements, the Company may be required to seek a merger partner, or the FDIC or DFI could take additional enforcement action against the Company and the Bank.

Management Discussion and Analysis as of December 31, 2012

Overview.  The Company’s profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest earning assets, such as loans and security and the interest paid on interest bearing liabilities, principally deposits and borrowings. During a period of economic slowdown the lack of interest income from non-performing assets and additional provision for loan loss can greatly reduce profitability. Results of operations are also impacted by non-interest income, such as service charges on deposit accounts and fees on other services, income from lending services as well as non-interest expense such as salaries and employee benefits, occupancy expense, professional and other services, and other expenses.

For the year ended December 31, 2012, the Company recorded a net loss of $12.4 million or ($39.25) per share, compared to a net loss of $1.1 million or ($3.33) as of December 31, 2011. Return on average assets and return on average common equity were -5.17% and -131.04%, respectively, for year-end 2012, compared to -0.40% and -6.34% for year-end 2011

The loss resulted, in part, from costs associated with the declining credit quality of loans originated over a five year period beginning in 2005. The loan portfolio growth during that period primarily emanated from large commercial loans to industries, including horticulture nurseries, biofuel production, and speculative commercial real estate. Several loans were made to borrowers outside the Company’s primary footprint. Of the $6.9 million of gross charge offs during 2012, 92.7% came from large commercial loans originated between 2005 and 2010.

Key items affecting the Corporation’s results in 2012 compared to 2011 include:

•	The Company contributed $7.3 million to the ALLL and made valuation adjustments totaling $5.3 million to the OREO portfolio during 2012 compared to $2.0 million of ALLL contributions and no valuation adjustments in 2011. During the year, loan charge offs totaled $6.9 million and principal totaling $1.2 million was reclassified as OREO.
•	The Company incurred $1.6 million of legal and other professional expense, in part, to resolve troubled debt relationships in 2012 compared to $1.0 million during 2011.

•	Net Interest income declined $389 thousand or 4.8% to $7.7 million for the year ended December 31, 2012 from $8.1 million for the year ended December 31, 2011. A $1.7 million year-over-year decline in interest income was partially offset by a $1.3 million reduction in interest expense.

•	The Company’s and the Bank’s capital positions were impacted by the $12.4 million net loss recognized in 2012. Shareholder equity at the Company decreased $12.4 million (-68.1%) to $5.9 million on December 31, 2012 from $18.227 million on December 31, 2011. The Bank’s equity position declined $8.3 million (-42.83%) to $11.1 million as of December 31, 2012. Leverage capital and total risk based capital at the Bank were 4.79% and 8.13% as of December 31, 2012 and 7.76% and 11.39% as of December 31, 2011. Refer to the “Business-Supervision and Regulation-Regulatory Matters” below for further discussion of the FDIC Consent Order.

This Management Discussion and Analysis is intended to provide shareholders with a more comprehensive analysis of the issues facing management than can be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and selected financial data elsewhere in this prospectus.

Comparison of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

For the year ended December 31, 2012, the Company recorded a net loss of $12.4 million or ($39.25) per share, an $11.4 million increase from the net loss of $1.1 million or ($3.33) per share for the year ended December 31, 2011. The increase in the net loss can primarily be attributed to a $7.3 million contribution to the ALLL and $5.3 million valuation adjustment to the OREO portfolio. Additionally, net interest income declined by $389 thousand or 4.8% to $7.7 million due to both a decline in earning assets and lower yields on those earning assets during 2012.

Distribution of Assets, Liabilities, and Shareholders’ Equity
For the years ended December 31,

	2012			2011
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-Earning Assets:
Loans receivable(1), (2)	$167,876	$9,565	5.70%	$188,598	$11,057	5.86%
Securities(3)	43,248	853	1.97%	44,876	1,044	2.33%
Fed Funds Sold	14,092	28	0.20%	9,446	5	0.05%
FHLB stock	859	39	4.54%	859	36	4.19%
Total interest-earning assets	226,075	$10,485	4.64%	243,779	$12,142	4.98%
Non-interest-earning assets	14,742			17,209
Total Assets	$240,817			$260,988
Interest-Bearing Liabilities:
Interest-bearing deposits	$201,867	$2,296	1.14%	$213,055	$3,473	1.63%
FHLB advances	918	16	1.74%	1,144	23	2.01%
Other borrowings	6,692	510	7.62%	6,720	594	8.84%
Total interest-bearing liabilities	209,477	2,822	1.35%	220,919	4,090	1.85%

	2012			2011
	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Non-interest bearing demand deposits	15,613	—		16,981	—
Total including non-interest-bearing demand deposits	225,090	2,822		237,900	4,090
Other non-interest liabilities	6,232			6,453
Total Liabilities	231,322			244,353
Shareholders’ equity	9,495			16,635
Total liabilities and shareholders’ equity	$240,817			$260,988
Net interest income; interest rate spread		$7,663	3.29%		$8,052	3.13%
Net interest margin			3.39%			3.30%
Average interest-earning assets to average interest-bearing liabilities			107.92%			110.35%

(1)	Loan fees are immaterial amounts
(2)	Non-accrual loans are included in average loan balance
(3)	Interest Income for tax-exempt securities is not calculated on a tax-exempt basis.

Volume and Rate Analysis

At December 31, (Dollars in Thousands)	2012 Compared to 2011
	Total	Volume	Rate
Increase (Decrease) in
Interest Income
Federal Funds Sold	$23	$3	$20
Investment Securities	(191)	(38)	(153)
Loans	(1,492)	(1,215)	(277)
Total Interest Income	(1,657)	(1,250)	(407)
Interest Expense
Deposits	(1,177)	(190)	(987)
Borrowed Funds	(92)	(20)	(72)
Total Interest Expense	(1,269)	(210)	(1,059)
Net Interest Income	$(388)	$(1,040)	$652

Interest Income for the year ended December 31, 2012 was $10.5 million, a $1.6 million or 13.2% decrease from the $12.1 million earned during the year ended December 31, 2011. The yield on earning assets declined 34 bps to 4.64% as of December 31, 2012 from 4.98% as of December 31, 2011. Interest Income earned from the Loan Portfolio decreased $1.5 million or 13.5% to $9.6 million as of December 31, 2012 from $11.1 million for the year ended December 31, 2011. The decrease in net interest income from the Loan Portfolio can be attributed to both the $20.7 million decrease in average loans year-over year and a 17 bps decrease in the yield on earning assets, which was 4.84% for the year ended December 31, 2012. The yield on earning assets was impacted by the re-classification of $7.3 million of loan principal to non-accrual status, resulting in the reversal of $272 thousand of accrued interest income during 2012.

Interest Income from the investment portfolio declined $191 thousand or 18.3% to $853 thousand for the year ended December 31, 2012 from $1.0 million as of December 31, 2011. The decline occurred despite a $3.1 million year-over-year increase in the Investment Portfolio, as the yield decreased 36 bps to 1.97% for the year ended December 31, 2012. The decrease in yield can be attributed, in part, to a transaction executed by management during 2012 that resulted in the sale of $17.3 million of investment securities yielding 2.66% and the purchase of $26.0 million in investment securities yielding 1.66%. The strategy resulted in a $632 thousand realized gain on sale of available for sale securities for the year ended December 31, 2012.

Interest expense for the year ended December 31, 2012 was $2.8 million, a $1.3 million or 31.7% decrease from the $4.1 million paid for the year ended December 31, 2011. Interest expense for deposits declined $1.2 million to $2.3 million for 2012 from $3.5 million for 2012. The decrease resulted, in part, from a new pricing strategy of setting competitive deposit rates but not being the market leader as had been the case in prior years. This strategy, in part, has led to a $12.0 million decrease in time deposits year-over-year.

Interest expense for other borrowings was $525 thousand in 2012 and $617 thousand in 2011. $510 thousand of the interest expense incurred related to three unsecured loans to the holding company totaling $6.6 million as of December 31, 2012 and $6.7 million as of December 31, 2011. Please refer to “Other Borrowings” below for details regarding these loans.

Provision for Loan Losses.  The Corporation establishes an allowance for loan losses through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Through the provision for loan losses, an allowance is maintained that reflects management’s best estimate of probable incurred loan losses related to specifically identified loans as well as the inherent risk of loss related to the remaining portfolio. In evaluating the allowance for loan losses, management considers various factors that include loan growth, the amount and composition of the loan portfolio, (including non-performing and potential problem loans), diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current delinquency levels, the estimated value of the underlying collateral, prevailing economic conditions and other relevant factors. Loan charge-offs are recorded to this allowance when loans are deemed uncollectible, in whole or in part. Impacting the provision for loan losses in any accounting period are several factors including the amount of loan growth during the period, broken down by loan type, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in risk ratings assigned to loans, specific loan impairments, credit quality, and ultimately, the results of management’s assessment of the inherent risks of the loan portfolio.

Provision for loan loss totaled $7.3 million and $2.0 million in 2012 and 2011, respectively. Provision for loan loss was largely driven by an increase in non-performing loans and the deterioration of collateral values for impaired loans. Management considers the allowance for loan losses at December 31, 2012 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, overall delinquencies, business conditions, estimated collateral values and loss experience. A further decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses which could adversely affect the Corporation’s financial condition and results of operations.

Non-Interest Income.  Non-interest income, which consists primarily of fees and commissions earned on services that are provided to the Corporation’s banking customers, and to a lesser extent, gains on sales of OREO and other repossessed assets and other miscellaneous income, increased $100 thousand or 4.26% to $2.4 million for the year ended December 31, 2012 from $2.3 million for the year ended December 31, 2011. The increase can mostly be attributed to a $632 thousand gain from the sale of available for sale investments totaling $17.3 million. The Company recorded a $388 thousand gain on the sale of securities in 2011. The following is a discussion of significant year-over-year changes in other material non-interest income categories:

•	Services charges for deposit accounts decreased by $62 thousand or 11.1% to $495 thousand for the year ended December 31, 2012 from $557 thousand for the year ended December 31, 2011. The decrease was primarily due to a reduction in fee income generated by the Overdraft Privilege program, which declined by $45 thousand year-over-year.
•	Income from the sale of loans declined by $20 thousand or 10.1% to $179 thousand for the year ended December 31, 2012 for $199 thousand for the year ended December 31, 2011. The decrease can be attributed to management’s decision to retain more mortgage loan in the Company’s portfolio rather than sell to the secondary market. This trend is expected to continue in 2013.
•	Income for credit and debit cards declined by $89 thousand or 11.0% to $719 for the year ended December 31, 2012 from $808 thousand for the year ended December 31, 2011. The decline can be primarily attributed to reduced income from the Company’s merchant services portfolio resulting in a year-over-year reduction of fee income of $115 thousand or 28.8% due to a reduced number of vendors participating in the program.
•	Other non-interest income increased by $43 thousand or 10.7% to $446 thousand for the year ended December 31, 2012 from $403 thousand for the year ended December 31, 2011. Significant categories within this grouping include of ATM fees ($128 thousand in 2012, $100 thousand in 2011), sales commissions ($51 thousand in 2012, $21 thousand in 2011, miscellaneous income ($64 thousand in 2012, $87 thousand in 2011).

Non-Interest Expense.  Non-interest expense, which consists primarily of personnel, occupancy, equipment and other operating expenses, increased by $5.2 million or 54.5% to $14.8 million for the year ended December 31, 2012 from $9.6 million for the year ended December 31, 2011. The increase can primarily be attributed to a $5.3 million valuation adjustment to reduce the value of the Company’s OREO portfolio. The decrease in value was due to both reduced appraised values received for the properties during 2012 and a management decision to reduce the carrying value to the liquidation value provided in those appraisals.

The following is a discussion of significant year-over-year changes for other material non-interest expense categories:

•	Salary and Benefit expense declined by $89 thousand or 2.3% to $3.7 million for the year ended December 31, 2012 from $3.8 million for the year ended December 31, 2011. The slight decrease in expense can be attributed to a $32 reduction in contributions to the Company’s frozen defined benefit plan in 2012 and a $37 thousand reduction for employee benefit costs in 2012.
•	FDIC insurance premium expense decreased by $202 thousand or 33.6% to $400 thousand as of December 31, 2012 from $602 thousand of December 31, 2011. The decrease can be attributed to an over accrual of expense for 2011 that reduced 2012 FDIC insurance expense.
•	Legal and other professional expense increased by $526 thousand or 51.9% to $1.5 million as of December 31, 2012 from $1.0 million as of December 31, 2011. The increase can be attributed to increase use of third-party providers of legal and accounting professional services to assist in the resolution of regulatory issues and in the resolution of troubled debt relationships.
•	Other non-interest expense decreased by $111 thousand or 6.3% to $1.7 million for the year ended December 31, 2012 from $1.8 million for the year ended December 31, 2011. The category is primarily comprised of ATM Processing expense ($226 thousand in 2012, $187 thousand in 2011), Director Fees ($106 thousand in 2012, $97 thousand in 2011), Postage ($96 thousand in 2012, $87 thousand in 2011) and Other Insurance (124 thousand in 2012, $96 thousand in 2011).

Changes in Condition from December 31, 2011 to December 31, 2012.  Total assets declined $24.9 million or 9.91% to $226.6 million on December 31, 2012 from $251.5 million on December 31, 2011.

Loan Portfolio.  Gross loans decreased $10.6 million or 6.0% to $167.0 million as of December 31, 2012 from a balance of $177.6 million on December 31, 2011. The decrease can be attributed, in part, to net loan charge offs of $6.4 million, transfers to OREO of $1.2 million and principal repayments of $87.3 million (includes repayments on revolving lines of credits); partially offset by $43.1 million of new loan originations. The new originations were primarily consumer loans, with mortgage originations totaling $12.8 million and other consumer loan originations of $22.1. The emphasis on consumer lending is part of a strategic initiative to re-balance the loan portfolio to be more equally weighted between commercial and consumer loans. This trend is expected to continue into 2013.

Loan Portfolio Distribution

At December 31 (In thousands)	At December 31,
	2012	2011
	Amount	Amount
Commercial and Agricultural	$29,694	$36,399
Real Estate – Construction	3,093	3,537
Real Estate – Mortgage	110,206	94,280
Home equity	6,982	5,167
Installment Loans to Individuals	17,045	38,229
Total loans	$167,020	$177,612

The Corporation’s loan portfolio represents its largest and highest yielding assets. The fundamental lending business of the Corporation is based on understanding, measuring and controlling the credit risk inherent in the loan portfolio. The Corporation’s loan portfolio is subject to varying degrees of credit risk. Credit risk entails both general risks, which are inherent in the process of lending, and risk specific to individual borrowers. The Corporation’s credit risk is mitigated through portfolio diversification, which limits exposure to any single customer, industry or collateral type. Typically, each consumer and residential lending product has a generally predictable level of credit losses based on historical loss experience. Home mortgage and home equity loans and lines generally have the lowest credit loss experience, while loans secured by personal property, such as auto loans, are generally expected to experience more elevated credit losses. Credit risk in commercial lending can vary significantly, as losses as a percentage of outstanding loans can shift widely during economic cycles and are particularly sensitive to changing economic conditions. Generally, improving economic conditions result in improved operating results on the part of commercial customers, enhancing their ability to meet their particular debt service requirements. Improvements, if any, in operating cash flows can be offset by the impact of rising interest rates that may occur during improved economic times. Declining economic conditions have an adverse effect on the operating results of commercial customers, reducing their ability to meet debt service obligations.

To control and manage credit risk, management has a credit process in place to ensure credit standards are maintained along with strong oversight and review procedures. The primary purpose of loan underwriting is the evaluation of specific lending risks and involves the analysis of the borrower’s ability to service the debt as well as the assessment of the value of the underlying collateral. Oversight and review procedures include the monitoring of portfolio credit quality, early identification of potential problem credits and the aggressive management of problem credits. Executive management has implemented the following measures to proactively manage credit risk in the loan portfolios:

1)	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines where needed;
2)	Evaluated outside loan review parameters, engaging the services of a well-established firm to continue with such loan review, addressing not only specific loans but underwriting analysis, documentation, credit evaluation and risk identification;
3)	Increased the frequency of internal reviews of past due and delinquent loans to assess probable credit risks early in the delinquency process to minimize losses;
4)	Aggressively seeks ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral;
5)	Aggressively obtaining updated financial information on commercial credits and performing analytical reviews to determine debt source capacities in business performance trends; and
6)	Engaged a well-established auditing firm to analyze the Corporation’s loan loss reserve methodology and documentation.

The following is a schedule of commercial loan maturities (in thousands) based on contract terms as of December 31, 2012.

Due Less than 1	Due 1 – 5	Due Over 5	Total
$4,278	$13,764	$11,652	$29,694

Of the loans included in the preceding schedule with maturities exceeding 1 year, $17.0 million have fixed rates to maturity while $8.4 million are adjustable.

Allowance for Loan Loss (ALLL).  The ALLL represents management’s estimate of losses inherent in the loan portfolio. The allowance is actively managed to ensure future earnings are not impacted by credit losses. Reserves are based on historical loss analysis, assessment of current portfolio and market conditions, and any identified loss potential in specific credits. Reserve levels are recommended by senior management on a quarterly basis and approved by the Board of Directors.

The ALLL is managed to create a reserve that is adequate & conservative but not excessive. The ALLL is composed of a reserve to absorb probable and quantifiable losses based on current knowledge of the loan portfolio and a reserve to absorb losses which are not specifically identified, but can be reasonably expected.

Following the guidelines set forth in GAAP, Interagency Policy Statements on the Allowance for Loan and Lease Losses and all other relevant supervisory guidance, the adequacy of the ALLL is ensured by applying consistent methods of identification, analysis, computation, documentation and reporting.

The Bank’s ALLL has two components, the general reserve and the specific reserve. Included in the general reserve is the environmental reserve. Each of the components of the Bank’s ALLL were upgraded during 2012 to: 1) address regulatory concerns, 2) utilize the more granular and complete loan information available after a portfolio review completed in 2012 by the Company’s Loan Administration Department, and 3) more objectively estimate the potential for loss in the loan portfolio.

The general reserve is calculated by applying annualized net loan losses taken during a 36 month rolling look back period to the current loan portfolio, less any loans considered in the specific reserve analysis. To reflect the variations in risk of different loan products, the portfolio is segmented by collateral type, borrower type, and underwriting process.

The specific reserve is the calculated impairment of all loans classified as impaired, with a minimum outstanding principal balance of $100,000. A loan is classified as impaired when it is probable that the Bank will not be able to collect all amounts due according to the loan agreement’s contractual terms. All loans classified as Troubled Debt Restructurings are also evaluated in the specific reserve. Impairment is measured based on one of the three following methods:

•	Present value of expected future cash flows discounted at the loan’s effective interest rate;
•	Loan’s observable market price; or
•	Fair value of the collateral if the loan is collateral dependent.

The environmental reserve allows management to consider qualitative or environmental factors that are likely to cause estimated credit losses to differ from historical loss experience. The Bank’s environmental reserve considers 11 risk factors which are evaluated as minimal, low, moderate, or high risk. As the overall risk level of the environmental factors increases, the proportion of the loan portfolio held in reserve also increases. Risk factors considered in the analysis are:

•	Lending experience, with particular attention paid to new lenders;
•	Exceptions to loan policy;
•	Rate of total portfolio delinquency;
•	Growth rate of loan portfolio;
•	Exposure to commercial loan concentrations;
•	Exposure to “watch list” loans;
•	Consumer sentiment;
•	General economic conditions;
•	Regulatory risk;
•	Unemployment, with particular attention paid to local unemployment; and
•	Vintage risk, with particular attention paid to underwriting procedures at time loans were made.

Percentage of Each Loan Segment to Total Loans.  Summary of the allowance for loan losses (in thousands) allocated by loan segment at December 31,

	2012		2011
Loan Type	Allowance Amount	Total Loans	Allowance Amount	Total Loans
Commercial and Agricultural	$2,181	17.8%	$1,395	20.5%
Real Estate – Construction	83	1.9	46	2.0
Real Estate – Mortgage	2,818	66.0	2,720	53.1
Home equity	4	4.2		2.9
Installment Loans to Consumers	115	10.1	64	21.5
Total	$5,204	100%	$4,229	100%

The Bank’s ALLL level was 3.12% of total loans as of December 31. 2012 and 2.38% of total loans as of December 31, 2011.

The general reserve comprised 68% of the total allowance at December 31, 2012, compared to 46% at December 31, 2011 while the specific allowance accounted for 32% of the total allowance at December 31, 2012, compared to 54% at December 31, 2011. The severity of estimated losses on impaired loans can differ substantially from actual losses. The general reserve is calculated in two parts based on an internal risk classification of loans within each portfolio segment. General reserves on loans considered to be “classified” under regulatory guidance are calculated separately from loans considered to be “pass” rated under the same guidance. This segregation allows the Corporation to monitor the reserves related to higher risk loans separate from the remainder of the portfolio in order to better manage risk and ensure the sufficiency of reserves. The ALLL increased $1 million or 23.1% year-over year to $5.2 million as of December 31, 2012 from $4.2 million on December 31, 2011. The increase resulted from the net effect of $577 thousand of recoveries and contributions of $7.3 million, offset by charge-offs totaling $6.9 million.

Summary of Allowance for Loan Loss.  The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at December 31:

	2012	2011
Allowance at beginning of period	$4,229	$4,420
Provision for credit losses	7,336	1,954
Charge-offs:
Commercial and Agricultural	3,959	1,333
Real Estate – Construction	8	346
Real Estate – Mortgage	2,820	246
Installment Loans to Consumers	131	383
Home Equities	20	0
Total charge-offs	$6,938	$2,308
Recoveries
Commercial and Agricultural	425	37
Real Estate – Construction	2	1
Real Estate – Mortgage	94	17
Installment Loans to Consumers	49	108
Home Equities	7	0
Total Recoveries	$577	$163
Ending allowance	$5,204	$4,229

Management has taken steps to address current problem loans and has attempted to implement an infrastructure to prevent non-performing loans and charge offs to reach the levels of the past few years in the future.

To understand and address existing weaknesses in the loan portfolio, the loan monitoring process has been centralized and additional qualified staff has been hired to review the loan portfolio and ensure that credits are appropriately graded and adequate levels of loan loss reserve are established. All large loan relationships have been analyzed to identify cash flow, collateral, and structural weaknesses. Such monitoring is being done on an ongoing basis according to the following timeframe: $250 thousand to $1 million exposure, annually; $1 million exposure, semiannually; watch list loans with aggregate exposure > $100 thousand are analyzed each quarter.

Underwriting has also been largely centralized and is an independent function of lending. All commercial loan requests > $25 thousand, all consumer loan requests > $50 thousand, and all unsecured loan requests > $10 thousand are centrally underwritten. Additionally any loan request to a customer with aggregate exposure > $100 thousand requires centralized underwriting. Underwriting provides an approve/deny recommendation and loans with a deny recommendation cannot be approved outside the Officers’ Loan Committee.

In addition to centralizing the account monitoring and underwriting processes, the bank has significantly strengthened its lending policy. Loan approval levels have been adjusted downward; customers with loan exposure in excess of $500 thousand require approval from the Board of Directors.

Non-Accrual & Impaired Loans.  Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts may then be put on a list of loans to “watch” as they continue to under-perform according to original terms. Loans are placed on nonaccrual status when management believes the collection of the principal and interest is doubtful. A delinquent loan is generally placed on nonaccrual status when principal and/or interest is past due 90 days or more or if the financial strength of the borrower has declined, collateral value has declined or other facts would make the repayment of the loan suspect, unless the loan is well-secured or in the process of collection. When a loan is placed on nonaccrual, all interest which has been accrued is charged back against current earnings as a reduction in interest income, which adversely affects the yield on loans in the period of reversal. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Loans placed on nonaccrual status may be returned to accrual status after payments are received for a minimum of six consecutive months in accordance with the loan documents, and any doubt as to the loan’s full collectability has been removed or the troubled loan is restructured and evidenced by a credit evaluation of the borrower’s financial condition and the prospects for full payment.

Management considers a loan to be impaired when, based on current information and events, it is determined that the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price of the loan, except when the sole (remaining) source of repayment for the loan is the liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If management determines the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs and deferred loan fees or costs), impairment is recognized through an allowance estimate or a charge-off to the allowance. When management determines an impaired loan is a confirmed loss, the estimated impairment is directly charged-off to the loan rather than creating a specific reserve for inclusion in the allowance for loan losses. However, not all impaired loans are in nonaccrual status because they may be current with regards to the payment terms. Their determination as an impaired loan is based on some inherent weakness in the credit that may, if certain circumstances occur or arise, result in an inability to comply with the loan agreement’s contractual terms. Impaired loans exclude large groups of smaller-homogeneous loans that are collectively evaluated for impairment such as consumer real estate and installment loans.

Summary of Impaired Loans.  The following schedule summarizes impaired and non-performing loans (in thousands) at December 31,

	2012	2011
Impaired loans	$12,505	$18,363
Loans accounted for on a nonaccrual basis	$9,025	$12,210
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	0	60
Total non-performing loans	$9,025	$12,270
Non-performing loans to allowance for loan losses	173.42%	298.53%

Non-performing loans, comprised of loans on nonaccrual status along with loans that are contractually past due 90 days or more but have not been classified as nonaccrual, totaled $9.0 million at December 31, 2012, a decrease of $3.3 million or 26.45%, compared to non-performing loans of $12.3 million at December 31, 2011. The decrease in non-performing loans was primarily due management’s proactive approach to identify and resolve non-performing loans and to and the reclassification of $1.2 million of principal to OREO. Non-performing loans to total loans was 5.38% at December 31, 2012 and 6.91% at December 31, 2011. Non-performing loans represented 3.98% of total assets at December 31, 2012 compared to 5.15% at December 31, 2011.

The allowance for loan losses, specifically related to impaired loans at December 31, 2012 and December 31, 2011 was $1.7 million and $2.1 million respectively, related to loans with principal balances of $12.5 million and $18.3 million respectively. The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual status. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.

Troubled Debt Restructures.  In certain circumstances, the Corporation may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings (“TDR”) unless the modification results in only an insignificant delay in the payments to be received. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a Troubled debt restructuring is considered to be collateral dependent, the loan is reported, net, at the fair value of the collateral. All such restructured loans are considered impaired loans and may either be in accruing or non-accruing status. If the borrower has demonstrated performance under the previous terms and the Corporation’s underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. The Corporation continues to work with customers to modify loans for borrowers who are experiencing financial difficulties.

Troubled debt restructured loans totaled $5.1 million at December 31, 2012 and $5.2 million as of December 31, 2011. Of those balances, $3.2 million was on accrual basis as of December 31, 2012 and $3.6 million was on accrual basis as of December 31, 2011. During 2012, 27 loan relationships totaling $1.2 million in principal were restructured.

There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings as of December 31, 2012.

Other Real Estate.  As of December 31, 2012, the Bank’s OREO portfolio consisted of 19 properties with a cost basis of $7.4 million and a valuation allowance of $4.9 million bringing the carrying value to $2.5 million. Management believes the carrying value for the OREO portfolio approximated liquidation value as of December 31, 2012. It is the intention of the Board of Directors and management to liquidate all existing OREO properties as of December 31, 2012 prior to December 31, 2013.

Investment Portfolio.  The Company’s Available for Sale Investment portfolio increased $3.1 million (7.37%) to $45.7 million as of December 31, 2012 from $42.6 million as of December 31, 2011. The increase resulted from the net effect of the purchase of $26.0 million in investments and the sale/redemption of $20.9 million. As of December 31, 2012, the Investment Portfolio reported an unrealized gain of $867 thousand.

Carrying Values of Investment Securities.

	For the years ended December 31, (Dollars in thousands)
	2012	2011
Available-for-sale securities:
Obligations of U.S. government corporations and agencies	$16,112	$16,482
U.S. treasury bonds	1,970	2,649
Obligations of state and political subdivisions	8,274	11,345
CMOs, REMICS and mortgage-backed securities	18,409	11,031
Other Securities	908	1,029
Total	$45,673	$42,536

At December 31, 2012, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

Maturity Schedule of Investment Securities.  Maturity schedule (by contractual maturity or, if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2012:

	Maturing in One Year or Less		Maturing After One Year Through Five Years		Maturing After Five Years Through Ten Years		Maturing After Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Obligations of U.S. government corporations and agencies	$2,009	1.40%	$4,435	0.97%	$9,669	1.46%	—	—
U.S. treasury bonds	1,970	0.76	—	—	—	—
Obligations of state and political subdivisions – Taxable	—	—	469	2.30	588	1.85	—	—
Obligations of state and political subdivisions – Tax-Exempt	1,472	3.69	5,433	3.85	309	4.19	—	—
CMOs, REMICS and mortgage-backed securities	—	—	15,375	1.60	3,036	2.02	—	—
Total	$5,451	1.69%	$25,712	1.94%	$13,602	1.66%	—	—

The weighted average interest rates are based on coupon rates for investments purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has been determined on a tax equivalent basis. Other investment securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Yields are based on amortized cost balances. Maturity schedule (by contractual maturity or if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2012:

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Cash and Cash Equivalents.  Cash and Cash Equivalents totaled $10.6 million as of December 31, 2012, an $11.3 million or 51.76% decrease from the December 31, 2011 balance of $21.9 million. The decrease in Cash and Cash Equivalents corresponds with the $12.0 million decrease in the Deposit Portfolio.

Premises and Equipment.  Premises and equipment decreased $381 thousand or 9.4% to $3.8 million at December 31, 2012 from $4.1 million at December 31, 2011. The decrease can be attributed to depreciation expense of $423 thousand during 2012.

Deposits and Borrowings.  The Corporation’s primary source of funds is customer deposits. The Bank offers a variety of deposit products in an attempt to remain competitive and respond to changes in consumer demand. The Corporation relies primarily on its high quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits. Deposits provide the primary source of funding for the Corporation’s lending and investment activities and the interest paid for deposits must be carefully managed to control the level of interest expense.

The deposit portfolio decreased $12.0 million or 54.9% to $209.8 million as of December 31, 2012 from $221.8 as of December 31, 2011. Significant decreases occurred year-over-year in money market savings accounts (-$6.1 million) and time deposits (-$8.9 million). The decrease in the money market accounts can be attributed to changing customer behavior, as more available funds are reinvested in the stock market. The decline in time deposits can be attributed to a pricing strategy of setting competitive offering rates, but not the highest deposit rates in our market resulting in a 28 bps year-over-year decrease in cost of deposits. Management expects these trends to continue into 2013.

Large Time Deposits.  The following table sets forth the maturities of The Bank’s certificates of deposit having principal amounts greater than $100,000 at December 31, 2012 (in thousands):

Certificates of deposit maturing in quarter ending:	2012
Three months or less	$12,529
Over three months through six months	4,023
Over Six Months though twelve months	9,603
Over Twelve Months	28,144
Total	$54,299

Average Deposits.  Average deposit balances and average rates paid are summarized as follows for the years ended December 31:

	2012		2011
	Amount	Rate	Amount	Rate
Non-interest-bearing demand deposits	$19,396	0.00%	$16,981	0.00%
Interest bearing demand deposits	19,335	0.14	22,691	0.28
Savings deposits	71,016	0.31	71,802	0.20
Time deposits	107,733	1.88	118,562	2.38
Totals	$217,480	1.15%	$230,036	1.34%

The FDIC Consent Order prohibits the Bank from acquiring or renewing brokered deposit agreements. To date, this restriction has not materially impacted funding, as alternate sources of liquidity have been identified and appear to be adequate to meet near term requirements. As of December 31, 2012, two brokered deposit agreements totaling $4.0 million remain with maturity dates set for December 9, 2013 ($1.0 million) and March 23, 2015 ($3.0 million).

Borrowed funds totaled $6.6 million as of December 31, 2012, a $1.5 million or 18.6% decrease from December 31, 2011 balance. The borrowings consist of three unsecured loans to the Bancorp. The loans must be repaid from cash at the Bancorp. Per the Consent Order with the FDIC, the Bank is not permitted to make any forms of payments to Bancorp. The Holding Company’s cash position was $282 thousand as of December 31, 2012. Subsequent to December 31, 2012, the Company has entered into an agreement to sell a portion of an OREO property for $1.1 million. Management believes the proceeds from this sale will be adequate to meet the Company’s debt service requirements during 2013.

Other Borrowings.

Description	Balance of Loan As of 12/31/12	Interest Rate	Frequency of Payments	Status	Maturity Date
Loan 1	$5,000,000	8.00%	Monthly	Interest Only	12/29/2015
Loan 2	$890,898	4.75%	Monthly	Amortizing	11/21/2019
Loan 3	$675,374	4.25%	Monthly	Amortizing	6/26/2019

No FHLB borrowings were outstanding as of December 31, 2012 with $1.3 million outstanding as of December 31, 2011. The Bank had an approved FHLB line-of-credit of $11.1 million as of December 31, 2012. In addition, the Company has collateralized federal fund lines of $7.0 million with the FRB and $1.0 million with Great Lakes Bankers Bank. Neither line was drawn upon as of December 31, 2012. The FHLB line was secured via the pledge of mortgage loans totaling $21.7 million, the Federal Reserve federal fund line is secured via the pledge of $9.9 million of automobile loans and the Great Lakes Bankers Bank line is secured via the pledge of a security with a book value of $1.2 million.

Concentrations of Credit Risk.  Financial institutions such as the Bank generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility is known as credit risk.

Lending or investing activities that concentrate assets in a way that exposes the Company to a material loss from any single occurrence or group of occurrences increases credit risk. Diversifying loans and investments to prevent concentrations of risks is one way a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include multiple loans made to a single borrower and loans of inappropriate size relative to the total capitalization of the institution. Management believes adherence to its loan and investment policies allows it to control its exposure to concentrations of credit risk at acceptable levels. Citizens Bank’s loan portfolio is concentrated geographically in central Ohio. Management has identified lending for vacation rentals as a lending concentration. Total loans for income generating property totaled $23.0 million at December 31, 2012, which represents 14% of the Company’s loan portfolio. Management believes it has the skill and experience to manage any risks associated with this type of lending. Loans in this category are generally paying as agreed without any unusual or unexpected levels of delinquency. The delinquency rate in this category, which is any loan 30 days or more past due, was 2.9% at December 31, 2012. Management has also identified sub-prime loans (less than a 660 credit score) and unsecured loans as concentrations. As of December 31, 2012, loans to sub-prime borrowers totaled $12.7 million (7.6% of total portfolio), with 3.2% 30 days or more past due. In addition, unsecured loans totaled $5.0 million as of December 31, 2012 with off-balance sheet risk totaling $8.2 million. The delinquency rate in this category, which is any loan 30 days or more past due, was 0.8% at December 31, 2012.

Liquidity and Capital Resources

The Company’s primary source of liquidity is its core deposit base, raised through the Bank’s branch network, along with wholesale sources of funding and its capital base. These funds, along with investment securities, provide the ability to meet the needs of depositors while funding new loan demand and existing commitments.

Cash generated from operating activities was $1.4 million and $3.3 million in 2012 and 2011. The adjustments to reconcile net income to cash provided by or used in operations during the periods presented consist primarily of proceeds from the sale of loans (less the origination of loans held for sale), the provision for loan losses, depreciation expense and increases and decreases in other assets and liabilities.

The primary investing activity of the Bank is lending, which is funded with cash provided from operating and financing activities, as well as proceeds from payment on existing loans and proceeds from maturities of investment securities.

In considering the more typical investing activities, during 2012, $23.5 million was generated from the combination of maturity, pay-downs, calls or sale of available-for-sale investment securities and $3.0 million was provided by a decline in loan growth while $26.6 million was used to purchase available-for-sale investment securities. During 2011, $27.8 million was generated from the combination of maturity, pay-downs, calls or sale of available-for-sale investment securities and $11.3 million was provided by a decline in loan growth while $26.6 million was used to purchase available-for-sale investment securities.

For 2012, total deposits decreased by $12.0 million. For 2011, total deposits decreased by $11.0 million. In 2012 the Company paid off $1.1 million in FHLB advances. For additional information about cash flows from the Bank’s operating, investing and financing activities, see the Consolidated Statements of Cash Flows included in the Consolidated Financial Statements.

BUSINESS

General

The Company was organized under the laws of the State of Ohio in 1994 to be the bank holding company for Citizens Bank. As a bank holding company, Bancorp is subject to regulation by the FRB. The FRB regulates the types of banking and nonbanking activities in which the Company may engage. At this time, the Company is not directly engaged in any permissible nonbanking activities.

Bancorp does not have any employees. The Company is managed by the staff of the Bank and the structure for directors and executive officers is the same for both organizations. We are headquartered in Logan, Ohio, offering a broad range of financial services through Citizens Bank. The Bank is an independent, community bank located in Logan, Ohio that was chartered in 1961. The Bank is regulated by the FDIC and the DFI.

The Bank operates through its home office, located at 188 West Main Street, Logan, Ohio 43138, and six branch offices located in Athens and Hocking Counties, Ohio and a loan production office located in Fairfield County, Ohio. We seek to deliver exceptional quality service while providing innovative products. Our priority has been, and continues to be, to create shareholder value by establishing an attractive commercial banking franchise and providing superior service through relationship-oriented employees who are committed to the communities that we serve and to building lasting customer relationships.

The Bank has two subsidiaries with assets. Citizens Independent Mortgage Company is an Ohio corporation that owns two parcels of real estate, neither of which generate income. Citizens Travel Center LLC is a travel agency that was organized as an Ohio limited liability company and specializes in group travel arrangements. Citizens Travel has two employees and operates out of two locations. On July 31, 2013, The Company announced that the Citizens Travel Center would be closed prior to November 30, 2013.

As of June 30, 2013, the Company had consolidated net assets of $214.3 million, total loans (net of allowance for loan losses, referred to as “net loans”) of $154.0 million, total deposits of $198.4 million, and shareholders’ equity of $5.7 million.

Primary Lines of Business

The Bank is a full service bank offering a wide variety of services to satisfy the needs of the consumer and commercial customers in our market area. Fundamental to our business are skilled bankers building full banking relationships with high quality customers. We believe that there is no substitute for knowing and understanding your customer when seeking attractive risk-adjusted returns in the extension of credit. We plan to continue to evaluate and adapt our services and product offerings as our customer base grows and the needs of the marketplace evolve.

The Bank currently offers banking services of traditional, independent community banks including demand deposit accounts, savings accounts, and certificate of deposits. The Bank’s loans are for any legitimate purpose, which includes commercial and industrial loans, real estate loans, including commercial income-producing real estate loans, construction and development loans, residential real estate loans, and consumer loans. Consumer loans offered include loans for the purpose of purchasing automobiles, recreational vehicles, personal residences, household goods, home improvements or for educational needs. The Bank’s business is not seasonal in any material respect.

The principal risk associated with each category of loans we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the attributes of the borrower’s market or industry segment. Attributes of the relevant business market or industry segment include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit. Our credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of our loan portfolio.

Our credit policy also provides detailed procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to our fair lending policy. Our credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Our ability to analyze a borrower’s current financial health and credit history, as well as the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the creditworthiness of loans to individuals.

As of June 30, 2013, less than 2.70% of our total loan portfolio was unsecured, representing loans made to borrowers considered to be of sufficient financial strength to merit unsecured financing. As of June 30, 2013, approximately 37.7% of our total portfolio was fixed rate loans and approximately 62.3% of our total portfolio was variable rate loans.

Commercial and Industrial Loans.  Our lending activities focus primarily on providing small- and medium-sized businesses, agricultural businesses and farms in our market area with commercial business loans. These loans are both secured and unsecured and are made available for general operating purposes, acquisition of fixed assets including real estate, equipment and machinery, lines of credit collateralized by inventory and accounts receivable, as well as any other purposes considered appropriate by our executive management. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash. Typically, we make equipment loans for a term of three to five years at fixed or variable interest rates with the loan amortized over the term. Equipment loans are generally secured by the financed equipment at advance ratios that we believe are appropriate for the equipment type.

In our credit underwriting process, we carefully evaluate the borrower’s industry, operating performance, liquidity and financial condition. We underwrite credits based on multiple repayment sources, including operating cash flow, liquidation of collateral and guarantor support, if any. As of June 30, 2013, approximately 98% of our commercial and industrial loans were secured and a significant portion of those loans were supported by personal guarantees. We closely monitor the operating performance, liquidity and financial condition of borrowers through analysis of periodic financial statements and meetings with the borrower’s management. As part of our credit underwriting process, we also review the borrower’s total debt obligations on a global basis. As of June 30, 2013, we had $21.9 million in commercial and industrial loans outstanding, comprising approximately 14.1% of our total loan portfolio.

Commercial Real Estate Loans.  We make commercial real estate loans, or CRE loans, on income- producing properties. The primary collateral for CRE loans is a first lien mortgage on multi-family, office, warehouse, hotel or retail property plus assignments of all leases related to the properties. Our CRE loans generally have maturity dates that do not exceed five years, with amortization schedules of 15 to 25 years, with both floating and fixed rates of interest. We seek to reduce the risks associated with commercial mortgage lending by focusing our lending in our target markets and obtaining financial statements or tax returns or both from borrowers and guarantors at regular intervals. In underwriting commercial real estate loans, we consider the borrower’s financial strength, cash flow, liquidity, and credit. In the event there is more than one borrower on the loan, we analyze global cash flow of all borrowers.

We also make construction and land development loans generally to local builders, developers or persons who will ultimately not occupy the property being developed. We have no loans to national developers. Our construction and land development loans are intended to provide interim financing on the property and the principal amounts are based on percentages of the cost or as-completed appraised value of the property securing the loans. Additionally, when underwriting the loan, we consider the operating performance, liquidity, financial condition and the reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically does not exceed regulatory guidelines. Construction and land development loan funds are disbursed periodically at pre- specified stages of completion of construction and only after the project has been inspected by an experienced construction lender or third-party inspector. We carefully monitor these loans with on-site inspections and by closely monitoring disbursements.

CRE loans are secured by business and commercial properties. Typically our loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt service coverage ratios as well. As of June 30, 2013, we had $50.9 million in CRE loans outstanding, comprising approximately 32.76% of our total loan portfolio.

Residential Real Estate Loans.  Our lending activities include the origination of first and second lien loans, including home equity line of credit loans, secured by residential real estate that is located primarily in our target markets. These customers would primarily include branch and retail banking customers. Typically our loan-to-value benchmark for these loans is below 90% at inception, with satisfactory debt-to-income ratios as well. As of June 30, 2013, we had a total of $64.2 million in outstanding residential real estate loans, comprising 10.2% of our total loan portfolio.

Personal Loans and Credit.  We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats, and other recreational vehicles and the making of home improvements and personal investments. At June 30, 2013, we had $15.8 million in personal loans, which represented 10.2% of total loans.

Deposit Generation.  We generate deposits primarily through offering a broad array of deposit products to individuals, businesses, associations, financial institutions and government entities in our geographic market. We generally seek a full banking relationship from our lending customers. This often includes encouraging a new customer to consider both business and personal checking accounts and other deposit services. Our deposit services include checking, savings, and money market accounts, certificates of deposit, direct deposit services, and telephone and internet banking. As of June 30, 2013, the Bank had total deposits of $198.3 million.

Market Area

Our primary market area is considered to be Hocking and Athens Counties, Ohio. The Bank serves this market through four full service locations, which include the Bank’s main office located at 188 West Main Street, Logan, Hocking County, Ohio, three limited service locations, and a loan production office. The principal economic activities in the Bank’s market area include manufacturing, the service sector for local universities, tourism, construction, healthcare, retailing and food services.

Hocking County.  Hocking County is located southeast of the Columbus metropolitan area and is connected directly to Columbus via a major highway making the area accessible to its large population. Logan is the county seat and the county’s largest city.

While Hocking County’s manufacturing base has been on a decade long decline since its peak, it has stabilized in recent years and is supplemented by a growing tourism industry centered around the state parks located south of Logan in Hocking County.

According to the 2012 Hocking County Popular Annual Financial Report, the top 10 employers in Hocking County are Logan-Hocking Schools, Hocking County Government, Hocking Valley Community Hospital, Wal-Mart Stores, Amanda Bent Bolt, Smead Manufacturing, Logan Health Care, Kilbarger Construction, General Electric, and Kroger.

According to the US Department of Labor, the labor force in Hocking County has remained steady at around 13 thousand for the past ten years. The residential population of Hocking County has increased slightly during the same period, from 28.5 thousand individuals in 2002 to 29.3 thousand individuals in 2012. The unemployment rate in Hocking County has improved substantially since it peaked in January 2010 at 13.5%. As of December 2012, the unemployment rate was 7.1%, which was higher than what the US Department of Labor reported for the state of Ohio (6.6%), but lower than what the US Department of Labor reported nationally (7.6%).

As reported by the Bureau of Labor Statistics, average wages in Hocking County have increased steadily over the past five years:

Year	Average $	Change %
2008	28,969	3.48
2009	29,768	2.68
2010	29,948	0.60
2011	30,285	1.11
2012	30,989	2.27

Athens County.  Athens County is located directly south and east of Hocking County and is also directly connected to the Columbus Metropolitan via Route 33. Athens is the largest city and county seat in Athens County. The Athens County economy is heavily based around higher education, particularly Ohio University in Athens, Ohio, and Hocking College in Nelsonville, Ohio.

The top 10 employers in Athens County (according to the Athens County Comprehensive Annual Financial Reports) are Ohio University, O’Bleness Memorial Hospital, Athens County Government, Hocking College, Wal-Mart, Athens City Board of Education, Rocky Brands, Doctors Hospital of Nelsonville, Alexander Local Board of Education, and City of Athens.

According to the US Department of Labor, the labor force in Athens has remained steady at around 29 thousand for the past ten years. The labor force of Athens County is highly seasonal as it is influenced heavily by the academic calendar of Ohio University and Hocking College. The residential population of Athens County increased slightly during the same period, from 63 thousand individuals in 2002 to 64.3 thousand individuals in 2012. The unemployment rate in Athens County has improved substantially since it peaked in July 2011 at 11.0%. As of December 2012, the unemployment rate had improved to 6.6%, which matched what the US Department of Labor reported for the state of Ohio (6.6%) and is lower than what the US Department of Labor reported nationally (7.6%).

As reported by the Bureau of Labor Statistics, average wages in Athens County have increased steadily over the past five years:

Year	Average $	Change %
2008	33,766	3.76
2009	35,599	5.15
2010	36,316	1.97
2011	36,760	1.21
2012	37,007	0.67

According to the Federal Housing Finance Agency, home prices in the two largest metropolitan areas close to the Bank’s service area are rising after several years of declining values:

Change in Housing Price Index
	Ohio	Columbus, OH	Parkersburg, WV
2013 – thru 6/30	3.19	2.23	2.97
2012	2.78	(0.06)	2.35
2011	(3.96)	(2.51)	(1.98)
2010	(2.14)	(2.07)	(0.62)
2009	(2.80)	(1.88)	0.55

Litigation

From time to time, we are involved in routine litigation that arises in the normal course of business. However, neither the Company nor the Bank is currently involved in any litigation that management believes, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on its business, financial condition or results of operation.

Properties

The Company conducts business from nine office locations. The Bank’s main office is located at 188 West Main Street, Logan, Ohio 43138. The main office is housed in a Bank-owned 4,000+ square foot building with drive-up lanes and a detached ATM. The Bank’s offices are located in Logan, Ohio (main office and 3 branches), Athens, Ohio (2 branches), Nelsonville, Ohio (1 branch) and Lancaster, Ohio (Loan Production Office). The Company currently operates from the following locations, which, unless otherwise indicated, are owned by the Bank:

Locations
• Main Office 188 West Main Street Logan, Ohio 43138	• Loan Production Office/Citizens Travel Center (leased) 1618 North Memorial Drive Lancaster, OH 43130
• Branch (leased) 12910 State Route 664 South Logan, Ohio 43138	• Branch 20 East Stimson Avenue Athens, Ohio 45701
• Branch (leased) 21 Hocking Mall Logan, Ohio 43138	• Branch (leased) 929 East State Street Athens, Ohio 45701
• Branch (leased) 31550 Chieftain Drive Logan, Ohio 43138	• Branch (leased) 24 Fulton Street Nelsonville, Ohio 45764
• Citizens Travel Center location 96 West Hunter Street Logan, Ohio 43138

Management believes that the Bank’s current facilities are adequate to meet the present and immediately foreseeable needs of the Bank and the Company.

Competition

The activities in which the Bank engages are highly competitive. Each such activity involves competition with other banks. In addition to competing with other commercial banks within and outside of its primary service areas, the Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, factors, certain governmental agencies, credit card organizations and other enterprises. Additional competition for deposits comes from government and private issuers of debt obligations and other investment alternatives for depositors, such as money market funds. The Bank must also compete with suppliers of equipment in furnishing equipment financing and leasing services. There is no single person or group of persons whose deposits represent such a material portion of the Bank’s total deposits that the loss of such deposits would have a material adverse effect on the business of the Bank. Likewise, there is no single industry or group of related industries, other than real estate, in which the Bank’s loans are concentrated. Because of legislation that has deregulated portions of the financial institutions industry, banks are subject to greater competition than in the past, and such trend may continue in the future.

Environmental Compliance

There are several federal and state statutes that govern the rights and obligations of financial institutions with respect to environmental issues. Besides being directly liable under these statutes for its conduct, a bank may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes a loan held by the bank. Such potential liability under the environmental statutes may far exceed the original amount of the loan made by the bank secured by the property. The Bank is not a party to any legal proceedings involving potential liability to the Bank under applicable environmental laws.

Employees

As of June 30, 2013, the Bank had approximately 60 full-time employees and 12 part-time employees. The future success of the Bank depends, in part, on its ability to attract, retain and motivate highly qualified management and other personnel, for whom competition is intense. The Bank believes that its employees are critical to the success of the institution. It is management’s opinion that high levels of employee support are needed to provide the superior service and product efficiencies at all of the Bank’s locations. The Bank provides group health, dental, life and disability insurance for its employees. The Bank’s employees are not represented by a collective bargaining agreement and the Bank has never experienced a strike or similar work stoppage. The Bank considers its relationship with its employees to be satisfactory.

Supervision and Regulation

Bancorp and the Bank are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of consumers, depositors, borrowers, the FDIC’s Deposit Insurance Fund and the banking system as a whole and not for the protection of shareholders. Applicable laws and regulations restrict permissible activities and investments and require actions to protect loan, deposit, brokerage, fiduciary and other customers, as well as the FDIC’s Deposit Insurance Fund. They also may restrict Bancorp’s ability to repurchase its common shares or to receive dividends from the Bank and impose capital adequacy and liquidity requirements.

Bancorp is registered with the FRB as a bank holding company under the Bank Holding Company Act. As a bank holding company, Bancorp is subject to regulation under the Bank Holding Company Act and to inspection, examination and supervision by the FRB.

The Bank, as an Ohio commercial bank, is subject to regulation, supervision and examination by the DFI and FDIC.

The following information describes selected federal and state statutory and regulatory provisions and is qualified in its entirety by reference to the full text of the particular statutory or regulatory provisions. These statutes and regulations are continually under review by the United States Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Bancorp and the Bank could have a material effect on their respective businesses.

Regulation of Bank Holding Companies.  As a bank holding company, Bancorp’s activities are subject to extensive regulation by the FRB. Bancorp is required to file reports with the FRB and such additional information as the FRB may require, and is subject to regular examinations by the FRB.

The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to:

•	assess civil money penalties;
•	issue cease and desist or removal orders; and
•	require that a bank holding company divest subsidiaries (including a subsidiary bank).

In general, the FRB may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support such subsidiary bank. Under this policy, the FRB may require a bank holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to the shareholders if the FRB believes the payment of such dividends would be an unsafe or unsound practice.

The Bank Holding Company Act requires the prior approval of the FRB in any case where a bank holding company proposes to:

•	acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it;

•	acquire all or substantially all of the assets of another bank or another financial or bank holding company; or
•	merge or consolidate with any other financial or bank holding company.

The Gramm-Leach-Bliley Act of 1999 (“GLBA”) permits a qualifying bank holding company to become a financial holding company and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature and not otherwise permissible for a bank holding company. Bancorp is not a financial holding company.

Each subsidiary bank of a bank holding company is subject to certain restrictions imposed by the Federal Reserve Act on the maintenance of reserves against deposits, extensions of credit to the bank holding company or any of its subsidiaries, investments in the shares or other securities of the bank holding company or its subsidiaries and the taking of such shares or securities as collateral for loans to any borrower. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of any services. Various consumer laws and regulations also affect the operations of these subsidiaries.

Transactions with Affiliates, Directors, Executive Officers and Shareholders.  Sections 23A and 23B of the Federal Reserve Act and FRB Regulation W generally:

•	limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate;
•	limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with all affiliates; and
•	require that all such transactions be on terms substantially the same, or at least as favorable to the bank or subsidiary, as those provided to a non-affiliate.

An affiliate of a bank is any company or entity which controls, is controlled by or is under common control with the bank. The term “covered transaction” includes the making of loans to the affiliate, the purchase of assets from the affiliate, the issuance of a guarantee on behalf of the affiliate, the purchase of securities issued by the affiliate and other similar types of transactions.

A bank’s authority to extend credit to executive officers, directors and greater than 10% shareholders, as well as entities such persons control, is subject to Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder by the FRB. Among other things, these loans must be made on terms (including interest rates charged and collateral required) substantially the same as those offered to unaffiliated individuals or be made as part of a benefit or compensation program and on terms widely available to employees, and must not involve a greater than normal risk of repayment. In addition, the amount of loans a bank may make to these persons is based, in part, on the bank’s capital position, and specified approval procedures must be followed in making loans which exceed specified amounts.

Regulation of Ohio Banks.  Regulation by the DFI affects the internal organization of Citizens Bank, as well as its depository, lending and other investment activities. Periodic examinations by the DFI are usually conducted on a joint basis with the FDIC. Ohio law requires that Citizens Bank maintain federal deposit insurance as a condition of doing business. The ability of Ohio chartered banks to engage in certain state-authorized investments is subject to oversight and approval by the FDIC.

The ability of Citizens Bank to engage in any state-authorized activities or make any state-authorized investments, as principal, is limited if such activity is conducted or investment is made in a manner different than that permitted for, or subject to different terms and conditions than those imposed on, national banks. Engaging as a principal in any such activity or investment not permissible for a national bank is subject to approval by the FDIC. Such approval will not be granted unless certain capital requirements are met and there is not a significant risk to the FDIC insurance fund. Most equity and real estate investments (excluding office space and other real estate owned) authorized by state law are not permitted for national banks. Certain exceptions are granted for activities deemed by the FRB to be closely related to banking and for FDIC-approved subsidiary activities.

Any mergers involving or acquisitions of control of Ohio banks must be approved by the DFI. The DFI may initiate certain supervisory measures or formal enforcement actions against Ohio chartered banks. Ultimately, if the grounds provided by law exist, the DFI may place an Ohio chartered bank in conservatorship or receivership.

In addition to being governed by the laws of Ohio specifically governing banks, Citizens Bank is also governed by Ohio corporate law, to the extent such law does not conflict with the laws specifically governing banks.

Federal Deposit Insurance Corporation.  The FDIC is an independent federal agency which insures the deposits, up to prescribed statutory limits, of federally-insured banks and savings associations and safeguards the safety and soundness of the financial institution industry.

Insurance premiums for each insured depository institution are determined based upon the institution’s capital level and supervisory rating provided to the FDIC by the institution’s primary federal regulator and other information the FDIC determines to be relevant to the risk posed to the Deposit Insurance Fund by the institution. The assessment rate determined by considering such information is then applied to the amount of the institution’s average assets minus average tangible equity to determine the institution’s insurance premium. An increase in the assessment rate could have a material adverse effect on the earnings of the affected institution(s), depending on the amount of the increase.

Insurance of deposits may be terminated by the FDIC upon a finding that the insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the institution’s regulatory agency.

Federal Home Loan Bank.  The Federal Home Loan Banks (“FHLBs”) provide credit to their members in the form of advances. The Bank is a member of the FHLB of Cincinnati. As an FHLB member, the Bank must maintain an investment in the capital stock of the FHLB of Cincinnati.

Upon the origination or renewal of a loan or advance, each FHLB is required by law to obtain and maintain a security interest in certain types of collateral. Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLB. The standards take into account a member’s performance under the Community Reinvestment Act and the member’s record of lending to first-time home buyers.

Regulatory Capital.  The FRB has adopted risk-based capital guidelines for bank holding companies and state member banks. The OCC and the FDIC have adopted risk-based capital guidelines for national banks and state non-member banks, respectively. The guidelines provide a systematic analytical framework which makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures expressly into account in evaluating capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. Capital levels as measured by these standards are also used to categorize financial institutions for purposes of certain prompt corrective action regulatory provisions.

The minimum guideline for the ratio of total capital to risk-weighted assets (including certain off-balance sheet items such as standby letters of credit) is 8%. At least half of the minimum total risk-based capital ratio (4%) must be composed of common shareholders’ equity, minority interests in certain equity accounts of consolidated subsidiaries and a limited amount of qualifying preferred shares and qualified trust preferred securities, less goodwill and certain other intangible assets, including the unrealized net gains and losses, after applicable taxes, on available-for-sale securities carried at fair value (commonly known as “Tier 1” risk-based capital). The remainder of total risk-based capital (commonly known as “Tier 2” risk-based capital) may consist of certain types and amounts of each of hybrid capital instruments, mandatory convertible debt, subordinated debt, preferred shares not qualifying as Tier 1 capital, allowance for loan losses and net unrealized gains on available-for-sale equity securities.

Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of four risk weights (0%, 20%, 50% and 100%) is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The FRB has established minimum leverage ratio guidelines for bank holding companies. The FRB guidelines provide for a minimum ratio of Tier 1 capital to average assets (excluding the allowance for loan losses, goodwill and certain other intangibles), or “leverage ratio,” of 3% for bank holding companies that meet certain criteria, including having the highest regulatory rating, and 4% for all other bank holding companies. The guidelines further provide that bank holding companies making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels. The OCC and the FDIC have each also adopted minimum leverage ratio guidelines for national banks and for state non-member banks, respectively.

The federal banking agencies have established a system of prompt corrective action to resolve certain of the problems of undercapitalized institutions. This system is based on five capital level categories for insured depository institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.”

The federal banking agencies may (or in some cases must) take certain supervisory actions depending upon a bank’s capital level. For example, the banking agencies must appoint a receiver or conservator for a bank within 90 days after it becomes “critically undercapitalized” unless the bank’s primary regulator determines, with the concurrence of the FDIC, that other action would better achieve regulatory purposes. Banking operations otherwise may be significantly affected depending on a bank’s capital category. For example, a bank that is not “well capitalized” generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, and the holding company of any undercapitalized depository institution must guarantee, in part, specific aspects of the bank’s capital plan for the plan to be acceptable.

In order to be “well-capitalized,” a bank must have total risk-based capital of at least 10%, Tier 1 risk-based capital of at least 6% and a leverage ratio of at least 5%, and the bank must not be subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.

The current risk-based capital requirements adopted by the federal banking agencies are based on the “International Convergence of Capital Measurement and Capital Standards” (Basel I), published by the Basel Committee on Banking Supervision (the “Basel Committee”) in 1988. In 2004, the Basel Committee published a new capital adequacy framework (Basel II) for large, internationally active banking organizations and in December 2010 and January 2011, the Basel Committee issued an update to Basel II (“Basel III”). The Basel Committee frameworks become applicable to banks supervised in the United States only when adopted into United States law or regulation. Although the United States banking regulators imposed some of the Basel II and Basel III rules on banks with $250 billion or more in assets or $10 billion of on-balance sheet foreign exposure, it was not until July 2013 that the United States banking regulators issued final (or, in the case of the FDIC, interim final) new capital rules applicable to smaller banking organizations. Community banking organizations, including the Bank, will begin transitioning to the new rules on January 1, 2015. The new minimum capital requirements are effective on January 1, 2015, whereas a new capital conservation buffer and deductions from common equity capital phase in from January 1, 2016, through, January 1, 2019, and most deductions from common equity tier 1 capital will phase in from January 1, 2015, through January 1, 2019. The existing Federal Reserve’s Small Bank Holding Company Policy Statement will continue to apply to Citizens Independent Bancorp as a bank holding company with total consolidated assets of less than $500 million.

The following is a summary of the major changes from the current general risk-based capital rule:

•	higher minimum capital requirements, including a new common equity tier 1 capital ratio of 4.5% and criteria instruments must meet in order to be considered common equity tier 1 capital; a tier 1 capital ratio of 6.0%; the retention of a total capital ratio of 8.0%; and a minimum leverage ratio of 4.0%;

•	stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of certain instruments in tier 1 capital and a requirement that most regulatory capital deductions be made from common equity tier 1 capital;
•	restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if that organization does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements, or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter;
•	replacement of the external credit ratings approach to standards of creditworthiness with a simplified supervisory formula approach, the existing gross-up approach to assign securitization exposures to a risk weight category or assigning such exposures a 1,250% risk weight;

•	stricter limitations on the extent to which mortgage servicing assets, deferred tax assets and significant investments in unconsolidated financial institutions may be included in common equity tier 1 capital and the risk weight to be assigned to any amounts of such assets not deducted; and

•	increased risk weights for past-due loans, certain commercial real estate loans and some equity exposures, and selected other changes in risk weights and credit conversion factors.

Fiscal and Monetary Policies.  The business and earnings of Bancorp and the Bank are affected significantly by the fiscal and monetary policies of the United States government and its agencies. Citizens Bank is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. These policies are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits.

Privacy Provisions of Gramm-Leach-Bliley Act.  Under the GLBA, federal banking regulators were required to adopt rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

Patriot Act.  In response to the terrorist events of September 11, 2001, the Uniting and Strengthening of America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”) was signed into law in October 2001. The Patriot Act gives the United States government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Title III of the Patriot Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions. Among other requirements, Title III and related regulations require regulated financial institutions to establish a program specifying procedures for obtaining identifying information from customers seeking to open new accounts and establish enhanced due diligence policies, procedures and controls designed to detect and report suspicious activity. Citizens Bank has established policies and procedures that are believed to be compliant with the requirements of the Patriot Act.

Dodd-Frank Act.  On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act has significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion. Although some of the regulations have been adopted, many still have not, and the effect they will have on Bancorp and the Bank will not be known for years.

Among the provisions already implemented that have or may have an effect on Bancorp or its subsidiaries are the following:

•	the CFPB has been formed, which has broad powers to adopt and enforce consumer protection regulations;

•	the federal law prohibiting the payment of interest on commercial demand deposit accounts was eliminated effective July 21, 2011;
•	the standard maximum amount of deposit insurance per customer was permanently increased to $250,000;
•	the assessment base for determining deposit insurance premiums has been expanded from domestic deposits to average assets minus average tangible equity;
•	public companies in all industries are now required to provide shareholders the opportunity to cast a non-binding advisory vote on executive compensation; and
•	the FRB has imposed on financial institutions with assets of $10 billion or more a cap on the debit card interchange fees the financial institutions may charge. Although the cap is not applicable to Citizens Bank, it may have an adverse effect on the Bank as the debit cards issued by the Bank and other smaller banks, which have higher interchange fees, may become less competitive.

Additional provisions not yet implemented that may have an effect on Bancorp or the Bank are the following:

•	new capital regulations for bank holding companies will be adopted, which may impose stricter requirements; and trust preferred securities issued after May 19, 2010 will no longer constitute Tier I capital; and
•	new corporate governance requirements applicable generally to all public companies in all industries will require other new compensation practices and disclosure requirements, including requiring companies to “claw back” incentive compensation under certain circumstances, to consider the independence of compensation advisors and to make additional disclosures in proxy statements with respect to compensation matters.

As many provisions of the Dodd-Frank Act have not yet been implemented and will require interpretation and rule making, the ultimate effect on Bancorp and its subsidiaries cannot yet be determined. However, the implementation of certain provisions have already increased compliance costs and the implementation of future provisions will likely increase both compliance costs and fees paid to regulators, along with possibly restricting the operations of Bancorp and Citizens Bank.

Executive and Incentive Compensation.  In June 2010, the FRB, the OCC and the FDIC issued joint interagency guidance on incentive compensation policies (the “Joint Guidance”) intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. This principles-based guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should: (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors.

Pursuant to the Joint Guidance, the FRB and FDIC will review as part of a regular, risk-focused examination process, the incentive compensation arrangements of financial institutions such as Bancorp and Citizens Bank. Such reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination and deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against an institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and prompt and effective measures are not being taken to correct the deficiencies.

Regulatory Matters.  Under applicable laws, the FDIC and the DFI, as the Bank’s primary regulators, and the FRB, as the Company’s primary federal regulator, have the ability to impose substantial sanctions, restrictions and requirements on us if they find, upon examination or otherwise, weaknesses with respect to our operations.

Based on the FDIC’s January 3, 2011 examination of Citizens Bank, the FDIC determined on May 3, 2011 that the Bank is in “troubled condition” within the meaning of federal statutes and regulations. As a result, certain limitations and regulatory requirements apply to the Bank, including but not limited to, prior approval of changes to senior executive management and directors and the payment of, or the agreement to pay, certain severance payments to officers, directors and employees. On June 11, 2011, the Bank entered into a Consent Order with the FDIC that was replaced by a revised Consent Order on October 23, 2012. Further, the Bank entered into a written agreement with the DFI on July 6, 2011. This agreement was subsequently replaced with the DFI 2012 Agreement dated October 31, 2012. The Consent Order and DFI 2012 Agreement are nearly identical, and require the Bank to, among other things:

•	retain qualified management, including, at a minimum, a new chief financial officer with proven ability and experience in a bank of comparable size;
•	obtain approval of the FDIC and DFI prior to appointment of any senior executive officer or new director;
•	hold meetings of the Board of Directors no less frequently than monthly;
•	increase the board of directors’ participation in the affairs of the Bank;
•	add two new directors to the Board of Directors who are independent from the Bank and have senior level banking experience;
•	prepare and implement a written policy covering expense reimbursements to directors, officers and employees;
•	within 120 days, achieve and maintain Tier 1 Leverage Capital equal to at least 8.5% of total assets, and Total Risk Based Capital equal to at least 11.5% of risk-weighted assets;
•	prepare and implement a capital plan to comply with Tier 1 capital requirements, including a plan to seek a merger partner should the Company be unable to generate adequate capital to meet requirements established by the regulators;
•	subject to certain exceptions, not extend additional credit to any borrower whose loan with the Bank has been charged-off or adversely classified as “Loss,” “Substandard” or “Doubtful”;
•	charge-off all assets classified “Loss”;
•	prepare and implement a written plan to reduce the Bank’s risk exposure to each asset in excess of $250,000 which is more than 90 days delinquent or adversely classified as “Substandard” or “Doubtful”;
•	within 90 days, adopt and implement written lending and collection policies to address issues raised in the examination of the Bank related controls and procedures of the Bank’s lending function;
•	within 60 days, adopt and implement a written plan to reduce the loan concentration of credit identified in the examination of the Bank, and include procedures to restrict the creation of new concentrations and ensure that commercial unsecured lending does not exceed 80% of Tier 1 Capital and that total unsecured lending does not exceed 125% of Tier 1 Capital;
•	not declare or pay any dividends without prior FDIC and DFI approval;
•	not accept, renew or rollover any brokered deposits without a specific waiver from the FDIC;
•	within 30 days, develop and implement a profit and budget plan for all categories of income and expense for calendar years 2012 and 2013;
•	within 60 days, eliminate and/or correct all violations of law, rule and regulations identified in the examination;
•	within 90 days, develop and submit for FDIC and DFI approval a written contingency plan to address recommendations made in the examination, and upon FDIC approval, implement the plan;

•	within 90 days from the effective date of the Consent Order, develop and submit for FDIC approval a policy and procedure for managing the Bank’s sensitivity to interest rate risk; and
•	provide the regulators with written progress reports within 30 days of the end of each calendar quarter while the Consent Order is effective detailing the results of actions taken to comply with the Consent Order.

The Bank has taken the following actions in response to the Consent Order and DFI 2012 Agreement:

•	identified and submitted to the FDIC and DFI for approval a new Chief Financial Officer;
•	ensured that directors are well qualified and actively participate in the affairs of the Bank, holding meetings at least once per month;
•	revised and approved policies addressing expense reimbursements, sensitivity to interest rate risk and lending/collection;
•	implemented controls to limit the extension of credit to adversely rated relationships;
•	implemented written plans to reduce exposure to adversely rated loans, to reduce concentrations of credit and to address liquidity contingencies;
•	established a profit and budget plan for 2013 and plans to establish one for 2014 by the end of the third quarter of 2013;
•	complied with all restrictions and corrected violations of laws and regulations to the extent possible; and
•	inform banking regulators of progress with quarterly written reports and other correspondence as requested.

On April 5, 2013, the Bank entered into the FDIC 2013 MOU, which requires the Bank to, among other things:

•	ensure its compliance officer is held accountable for the duties assigned and provide appropriate support to effectively oversee the Bank’s compliance management system;
•	provide training to the compliance officer to assure adequate knowledge;
•	allocate adequate resources to administer the Bank’s compliance management system;
•	require the compliance officer to report directly to the Board each month;
•	correct violations listed in the report of examination;
•	implement a more comprehensive compliance policy;
•	enhance written compliance related policies and procedures;
•	implement effective monitoring of compliance with adopted policies and laws;
•	hold employees accountable for following adopted policies, procedures and regulatory requirements;
•	establish follow up procedures to verify that corrective actions were implemented; and
•	establish an effective audit program.

The Bank has completed all actions and submitted all progress reports required by the FDIC 2013 MOU.

On July 5, 2011, the Company entered into the FRB 2011 MOU with the FRB. The FRB 2011 MOU prohibits the Company from:

•	declaring or paying cash dividends without the prior written approval of the FRB;
•	taking dividends or any other form of payment representing a reduction in the Bank’s capital without the prior written approval of the FRB;

•	incurring, increasing or guaranteeing any debt without the prior written approval of the FRB; or
•	purchasing or redeeming any shares without the prior written approval of the FRB.

The Informal Agreements are informal administrative actions that are not disclosed to the public. The Consent Order is a public document, and a copy is available from the FDIC’s website at www.fdic.gov. The Consent Order will remain in effect until terminated modified or suspended by the FDIC.

The regulatory restriction against the use of brokered deposits has not materially impacted Bank operations and is not expected to do so in the near future. The Bank has been able to identify alternate sources of liquidity that management believes will be sufficient for near term funding requirements. As of June 30, 2013, the Bank had brokered deposits totaling $4 million with maturity dates on December 12, 2013 ($1 million) and March 23, 2015 ($3 million).

Management and the Board of Directors believe that appropriate actions have been taken to comply with the requirements of the Consent Order that have reached the required completion date (with the exception of Tier I and Total Risk Based Capital requirements) and will continue working to resolve all remaining items.

Failure to comply with the Consent Order could result in additional regulatory enforcement action, including the imposition of additional restrictions. Regulators could also instruct us to seek a merger partner. Generally, these requirements are lifted only after subsequent examinations demonstrate compliance with the regulatory action. As a result of any additional administrative action, we may be required to alter certain aspects of our operations, in some cases in a manner that management and the Board of Directors might otherwise deem to be opposed to the best interests of our shareholders. The foregoing descriptions of the Consent Order and Informal Agreements are summaries and do not purport to be complete descriptions of all of the terms of such documents, and are qualified in their entirety by reference to such documents, respectively.

MANAGEMENT

Initiative to Return Bancorp to Profitability

The Company initiated a project in January 2013 to return to profitability after three consecutive years of net losses. The initiative was comprised of three separate phases (1) stabilization of the Board and senior management, (2) expense management and (3) a formal capital campaign.

Stabilization of Board & Senior Management.  Since October 2012, six directors and four executive officers have left the Company. Replacing the these employees and directors with qualified, competent individuals has been a top priority for incumbent board members and senior managers. Biography information for the new directors and executive officers is provided below.

Expense Management.  The 2013 profitability plan developed by management projected a return to profitability in 2013 based upon a $1.4 million expense reduction initiative that included both interest and non-interest expense. The expense reduction initiative was developed with input from the entire management team and its success depends upon the efforts of all employees. Partly, as a result of these initiatives, the first two quarters of 2013 have been profitable.

Capital Campaign.  The Board of Directors and management developed a capital enhancement strategy that revolved primarily around the undertaking of a successful capital campaign during 2013 to enhance the capital ratios of the Bank and the liquidity position of the Company. Even after the stock offering we will not meet the capital ratio requirements set by the Bank’s regulators. However, our plan is to meet those capital ratios through continued profitable quarters.

Board of Directors

The directors of the Company are elected by shareholders at our annual meeting and hold office until the next annual meeting or until their successors are chosen and qualify. There are currently nine seats on the Board of Directors, including four vacancies. The executive officers of the Company are elected by the Board of Directors of the Company at the annual meeting of the Board of Directors and hold office until the next annual meeting of the Board of Directors or until their successors are chosen and qualify.

The directors of the Bank are elected by the Company as the sole shareholder of the Bank at the Bank’s annual meeting and hold office until the next annual meeting or until their successors are chosen and qualify. The Company and Bank directors are the same. The executive officers of the Bank are elected by the Board of Directors of the Bank and hold office until the next annual meeting of the Board of Directors or until their successors are chosen and qualify.

The following table sets forth the names, ages and positions, of each of the individuals that serve as directors of the Company and the Bank. The Board has determined that each director is independent under Rule 5605(a)(2) of NASDAQ’s listing rules, except Mr. Wood.

Name and Age	Position with Bank	Position with Company	Bank Director Since
Donald P. Wood (68)	Chairman of the Board	Chairman of the Board	2012
Robert Lilley (69)	Director	Director	2013
William J. Mauck (66)	Director	Director	2013
Michael Shawd (58)	Director	Director	2013
Daniel Stohs (63)	Director	Director	2013

Donald P. Wood has owned and operated his own business for 28 years. He is the chair and CEO of Don Wood, Inc., automobile businesses in the Logan and Athens areas. His 16 years of banking experience includes serving as the district president of Bank Ohio’s Cambridge/Zanesville area in 1983, before becoming lead assistant director for branch administration of Florida National Bank in 1985. He has served on a publicly-traded bank board for the past 10 years. Mr. Wood is currently the president of the Hocking College Foundation Board. He is a University of Rio Grande board member, immediate past board chair and past president. He joined the Citizens Independent Bancorp Board of Directors as chairman in 2012. He has an advanced degree in banking from the American Institute of Banking. Mr. Wood received an honorary Masters degree and Doctorate from the University of Rio Grande. Mr. Wood’s experience as a senior level banking officer, a successful entrepreneur and a leader in various roles in regional institutions provides valuable banking and leadership knowledge for the Board.

Robert L. Lilley has had a private law practice in Logan since 1973. He has served as an assistant attorney general for the Ohio Attorney General’s Office, acting municipal court judge, the City of Logan law director and is an Army veteran. Mr. Lilley is a member of the Logan-Hocking Board of Health, Logan Rotary Club and member of the Brighten Your Future Foundation board. He is a graduate of The Ohio State University Moritz College of Law and has a B.F.A. from Ohio University. Mr. Lilley’s professional expertise and long term active involvement in the community are valuable assets to the Board.

William J. Mauck is a General Electric retiree after 26 years of service, most recently as Logan Glass Plant manager and Circleville Lamp Plant manager. During his time with GE, he contributed in all areas of manufacturing including non-union and union relations, staffing, quality improvement programs, budgeting and compliance. He also is a Vietnam Army veteran and member of Hocking Hills United Methodist Church. He has a B.S. of Science from the University of Iowa. Mr. Mauck’s strong ties with the community and career in management provide enhanced understanding of general management concerns and valuable community relations for the Board.

Michael J. Shawd is the owner of the Goddard-Shawd Insurance Agency of Barlow, Ohio. The independent insurance agency serves the local market in Washington County and adjoining counties. Mr. Shawd worked as a loan review officer for Bank One N.A., loan reviewer for J.S. Barefoot & Associates and as a bank examiner for the State of Ohio Division of Banks. He has a B.S./B.A. from The Ohio State University. Mr. Shawd’s experience in bank loan review and as a banking examiner provide critical banking oversight and compliance experience to the Board.

Daniel J. Stohs is a self-employed attorney and former accountant in the Logan area. He also is a managing member of Rempel Partner, LLC (operator of Midwest Glassware Outlet) and shareholder and board member of Olde Dutch Restaurant. He currently serves as a member of the City of Logan Board of Zoning Appeals. He has a B.A. of Social Sciences from The Ohio State University and is a graduate of OSU’s College of Law. Mr. Stohs’ long experience living and working in the area along with his professional expertise as a lawyer provide the Board with oversight skills, knowledge of the region and business experience.

Compensation of Directors

Meetings of the Board of Directors of the Company and the Board of Directors of the Bank are held regularly each month. The directors of the Bank are paid $12,000 per year in cash for their service as directors. Directors of the Company are not compensated. Directors are not paid additional fees for committee participation or special assignments.

The total compensation paid to the Bank’s 2012 non-employee directors during the fiscal year ended December 31, 2012 is set forth below:

Name(1)	Fees Earned or Paid in Cash	Total
Troy Gabriel	$6,000	$6,000
Richard Johnson	$12,000	$12,000
David Wilhelm	$12,000	$12,000
Larry Willard	$12,000	$12,000
Ronald Rutter	$12,000	$12,000
Donald P. Wood	$3,000	$3,000
Steve Harden	$12,000	$12,000

(1)	Each of these directors, other than Mr. Wood, has resigned.

Executive Officers

The following information is supplied for certain of Bancorp's and Citizens Bank's current executive officers.

Name and Age	Position with Bank	Position with Company	Executive Officer Since
Ronald R. Reed (66)	President & CEO	President & CEO	2013
James V. Livesay	Chief Financial and Accounting Officer		2013
Michael Knuckel	Chief Lending Officer	Chief Lending Officer	2013

Ronald R. Reed has served as the President and Chief Executive Officer of Bancorp and the Bank since February 2013. Mr. Reed previously was employed as the President and CEO of Century Bank and Trust in Coldwater Michigan from January 2010 to December 2012, as Chief Lending Officer at Monarch Bank and Trust in Coldwater Michigan, as President and CEO of Lakeside Community Bank in Sterling Heights Michigan from February 2009 to August 2010 and as President & CEO of Community Central Bank in Mt Clemens Michigan from September 2000 to July 2007. Mr. Reed earned a Bachelor of Business Administration degree from Oakland University and a Masters of Business Administration degree from the University of Michigan.

James V. Livesay was appointed Chief Financial and Accounting Officer of the Bank in September 2013. Prior to joining the Corporation, Mr. Livesay previously was Controller at United Midwest Savings Bank near Columbus Ohio for a period of nearly nine years. Previous assignments included Manager of Investment Operations at Fifth Third Bank in Cincinnati Ohio from January 2002 to April 2003 and Vice President and Manager of Finance and Accounting of the Treasury Division at Huntington Banks in Columbus Ohio from 1987 to January 2002. A CPA, Mr. Livesay earned a Bachelor of Mechanical Engineering at The Ohio State University and a Masters degree in Finance and Accounting at the University of Chicago.

Michael Knuckel was appointed Chief Lending Officer of the Bank in September 2013. Prior to joining the bank, Mr. Knuckel was Vice President and Chief Lending Officer at Commodore Bank in Somerset Ohio from September 2010 to August 2013. Previous employment included Managing Officer/CEO of Woodsfield Savings Bank in Woodsfield Ohio from December 1998 to September 2010. Mr. Knuckel earned a Bachelor of Business Administration degree and Masters of Business Administration degree from Ohio University.

Compensation of Executive Officers

Summary Compensation Table

The following table summarizes compensation for the chief executive officer and two most highly compensated executive officers for the fiscal year ended December 31, 2012 and 2011. (the “named executive officers”).

Name & Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)(1)	Total ($)
Brian Starner President & Chief Executive Officer(2)	2012	153,467 (3)	0	20,790	174,257
	2011	172,628 (3)	0	21,625	194,253
Don Wood President & Chief Executive Officer(4)	2012	9,154 (5)	0	0	9,154
	2011	0	0	0	0
John Demmler Executive Vice President/Chief Financial Officer & Chief Operating Officer(6)	2012	129,042	0	8,060	137,102
	2011	117,025	0	5,479	122,504
John Hock Senior Vice President(7)	2012	125,000	0	1,442	126,442
	2011	48,876	0	0	48,876

(1)	The components of the “All Other Compensation” column are detailed in the table set forth below.
(2)	Mr. Starner’s employment ended on September 17, 2012.
(3)	Includes $12,000 of Board fees earned during the year ended December 31, 2012 and 2011.
(4)	Mr. Wood served as President and CEO during the period after Mr. Starner’s resignation and until the hiring of Mr. Reed.
(5)	Includes $3,000 of Board fees earned during the year ended December 31, 2012.
(6)	Mr. Demmler’s employment ended on February 12, 2013.
(7)	Mr. Hock’s employment ended on March 25, 2013.

Other Compensation Table

Name	Year	401(k) Match ($)	Auto Allowance/Use of Company Owned Vehicle ($)	Total ($)
Brian Starner	2012	2,378	18,412	20,790
	2011	3,213	18,412	21,625
John Demmler,	2012	2,581	5,479	8,060
	2011	0	5,479	5,479
John Hock	2012	1,442	0	1,442
	2011	0	0	0

Compensation of Employees

Compensation of Employees.  The named executive officers were compensated by the Bank for their positions as officers of the Bank.

Officers and employees of the Bank are compensated based on a number of merit-based factors. Our executive officers also received other benefits, such as reimbursement of certain fees and expenses. We do not maintain any equity based compensation plans.

Compensation Pursuant to Employee Benefit Plans.  We maintain a 401(k) plan that matches 50% of the first 4% contributed. We also maintain a defined benefit plan as well as health, life and accidental death & dismemberment insurance as well as long term disability insurance. Further, the Company has purchased life insurance policies on certain key executives. The Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Employment Agreement.  The Bank entered into an employment agreement with Mr. John Demmler in February 2011 to serve as the Bank’s Senior Vice President and Chief Risk Administration and Lending Officer. The employment agreement terminated on February 12, 2013 when Mr. Demmler’s employment ended.

The employment agreement provided for an annual base salary of $130,000, subject to review and modification by the Bank. The employment agreement also provided for a $7,000 signing bonus, subject to a pro rata clawback if Mr. Demmler ended his employment within one year of the agreement. In addition, the agreement provided other benefits and privileges including, but not limited to, health insurance, disability insurance, vacation, sick leave and retirement savings plan.

Mr. Demmler’s employment agreement contained a severance provision upon termination without cause in which he is entitled to receive a payment amount equal to the six months period following the date of termination in accordance with the standard payroll policies of the Bank. In addition, Mr. Demmler’s employment agreement contained a severance provision upon termination or resignation following a material change of ownership of the Bank. Generally, if Mr. Demmler’s employment is terminated within six months of a material change in ownership of the Bank, the Bank will pay in lump sum, within 30 days after the date of termination, the base salary through the date of termination at the rate in effect on the day the notice of termination is given, along with any earned but unpaid bonuses, and a payment equal to two years of Mr. Demmler’s current salary.

The employment agreement will terminate upon Mr. Demmler’s death, resignation, or disability which results in the inability to perform substantially all of the essential functions of the job for a period of 90 consecutive days or for a total of 120 days within one year.

The employment agreement may be terminated by the Bank or Mr. Demmler with or without cause upon 60 days notice. For purposes of Mr. Demmler’s employment agreement, the term “cause” means:

•	violation of a material term of the employment agreement or any other material contractual obligation owed to the Bank;
•	failure to perform duties under the employment agreement in a manner deemed acceptable to the Bank, acting in good faith, after 30 days written notice and opportunity to cure has been provided to the employee;
•	any action contrary to the best interest of the Bank, or commission of an ethical violation, which adversely affects the Bank or the employee’s ability to perform his duties;
•	any charge, indictment, or conviction of a violation of state or federal law, other than minor traffic violations; or
•	negligence in the performance of his duties as an employee.

The employment agreement contained provisions restricting Mr. Demmler’s right to solicit the Bank’s employees during Mr. Demmler’s employment for a period of one year following termination, unless permission is obtained from the Bank upon written consent. In addition, following termination, the employment agreement contained provisions requiring Mr. Demmler to return all material documents, data and software to the Bank and to keep all confidential information obtained throughout his employment in the strictest confidence.

Pension Plan.  The Company offered a defined benefit retirement plan to eligible personnel employed prior to December 2009, when the plan was frozen for both new participants and the accrual of additional benefits. As of December 31, 2012, 38 current and former employees are due benefits from the plan with a projected liability of $1.4 million and required additional funding of $908.0 million. Management believes that a plan has been put in place to ensure the pension plan is fully funded over the next ten years.

Consulting Agreement

The Company and Donald P. Wood entered into a consulting agreement dated May 1, 2013. The consulting agreement provides that Mr. Wood will assist with the stock offering by providing advice in the preparation of this prospectus, identifying and meeting with potential investors, and ensuring all investor questions are answered. Mr. Wood will receive $10,000 per month until the close of the stock offering and be reimbursed for all reasonable expenses incurred.

Ronald R. Reed does not currently have an employment agreement with the Company. Mr. Reed’s current salary is $175,000 per year and he receives $500 per month as a car allowance.

Compensation Committee Interlocks and Insider Participation

There were no Compensation Committee interlocks or insider participation during 2012.

Related Person Transactions

Some of the directors and executive officers of Bancorp have banking relationships with Citizens Bank. All loans made to directors and executive officers (i) were made in the ordinary course of business; (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Bancorp; and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

Richard Johnson, a former director, had a loan with the Bank with maximum indebtedness during 2012 of $2.4 million. During 2012, loan became more than 90 days delinquent and was placed on non-accrual status in November 2012. The loan was paid in full on December 17, 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table details the beneficial ownership of our common shares by: (1) each of our directors, (2) each of our named executive officers, (3) all of our directors and named executive officers as a group, and (4) each person, group or entity known to us to own beneficially more than 5% of our outstanding common shares.

Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power and options that are currently exercisable or exercisable within 60 days. The ownership information of each director and officer, as the case may be, is based upon our records with respect to beneficial ownership. Except as otherwise indicated in the footnotes to this table, we believe that the beneficial owners of common shares listed below have sole investment and voting power with respect to their shares.

The table lists applicable percentage ownership based on 345,368 common shares outstanding as of June 30, 2013. Unless otherwise noted, the address for each shareholder listed below is the same as our address.

Name of Beneficial Owner	Number of Shares		Percent of Class(1)
Donald P. Wood	10		*
Robert Lilley	2,500	(2)	*
William J. Mauck	0		N/A
Michael Shawd	0		N/A
Daniel Stohs	0		N/A
Ronald R. Reed	0		N/A

*	Less than 1% of the outstanding shares.
(1)	On the advice of counsel, Mr. Mauck, Mr. Shawd, Mr. Stohs and Mr. Reed have not purchased any shares prior to the commencement of the rights offering. Rather, they have delayed their purchases so that they may participate in the public phase of the stock offering.
(2)	Mr. Lilley shares voting and investment control with respect to 625 of these shares that are owned by his spouse.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the over-subscription privilege, the receipt and exercise (or expiration) of warrants to purchase additional common shares received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the over-subscription privilege.

This summary deals only with subscription rights, the over-subscription privilege and warrants held by a U.S. Holder (as defined below) and common shares that are held as capital assets by a U.S. Holder who is issued the common shares upon exercise of the subscription rights, warrants or, if applicable, the over- subscription privilege. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their personal circumstances. This discussion also does not address tax consequences to U.S. Holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired common shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. expatriates and foreign holders. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate or gift taxation). Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. The Company has not sought, and will not seek, any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the over-subscription privilege, the receipt and exercise (or expiration) of warrants received upon exercise of the subscription rights or, if applicable, the over-subscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the over-subscription privilege that are different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of subscription rights, the over-subscription privilege, warrants or common shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of subscription rights, the over-subscription privilege, warrants or common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVER-SUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

Taxation of Subscription Rights

Receipt of Subscription Rights.  Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common shares for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such right. The application of this rule is very complex and subject to uncertainty. However, we believe that pursuant to Section 305 of the Code and the Treasury regulations promulgated thereunder, the receipt of subscription rights should generally not be taxable to a shareholder. Consequently, the discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis in Subscription Rights.  If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing common shares between your existing common shares and the subscription rights in proportion to the relative fair market values of the existing common shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common shares and the subscription rights, you must make this election on a statement included with your timely filed tax return (including extensions) for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common shares on the date you receive the subscription rights, then you must allocate your basis in your existing common shares between your existing common shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

If you allocate your basis in your existing common shares between your existing common shares and the subscription rights, the basis allocated to the subscription rights must be apportioned between the right to receive common shares and the right to receive warrants in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common shares on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights.  Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering.

Your tax basis in the common shares and warrants acquired through exercise of a subscription right will equal the sum of (1) the subscription price and (2) your tax basis, if any, in the subscription right (determined as described above). The subscription price must be allocated between the common shares and warrants acquired in proportion to their relative fair market values on the exercise date. The basis of the common shares will be the sum of that portion of the subscription price allocable to the common shares, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive common shares. The basis of the warrants will be the sum of that portion of the subscription price allocable to the warrants, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive warrants.

The holding period of a common share or warrant acquired through exercise of a subscription right will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common shares previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common shares previously sold, and (3) the impact of such allocation on the tax basis of common shares and warrants acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which the subscription right is received, you should consult with your tax advisor.

Exercise of Over-Subscription Privilege.  Generally, you will not recognize gain or loss upon exercise of the over-subscription privilege. Your tax basis in the common shares and warrants acquired upon exercise of the over-subscription privilege generally will be equal to the subscription price. The subscription price must be allocated between the common shares and warrants acquired in proportion to their relative fair market values on the exercise date. The holding period of a common share or warrant acquired upon exercise of the over-subscription privilege will begin on the date of exercise.

Expiration of Subscription Rights.  If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing common shares previously allocated to the subscription rights that have expired to the existing common shares.

If you allow subscription rights received in the rights offering to expire after disposing of the common shares with respect to which such subscription rights are received, then certain aspects of the tax treatment of the expiration of the subscription rights are unclear, including (1) the allocation of tax basis between the common shares previously sold and the subscription rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common shares previously sold, and (3) the impact of such allocation on the amount and timing of gain or loss recognized upon the expiration of the subscription rights. If you allow subscription rights received in the rights offering to expire after disposing of the common shares with respect to which the subscription right is received, you should consult with your tax advisor.

Taxation of Common Shares

Distributions.  Distributions with respect to common shares acquired upon exercise of subscription rights, warrants or the over-subscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common shares and thereafter as capital gain.

Dispositions.  If you sell or otherwise dispose of common shares acquired upon exercise of subscription rights, warrants or the over-subscription privilege, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common shares is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Legislation Affecting Taxation of Common Shares Held By or Through Foreign Entities.  Recently enacted legislation (“FATCA legislation”) may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution (whether as beneficial owner or intermediary) unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity (whether as beneficial owner or intermediary) unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

Treasury Regulations provide that the withholding of 30% described in the preceding paragraph will not apply to dividends on our common shares until after December 31, 2013, and will not apply to gross proceeds from the sale or other disposition of our common shares until after December 31, 2016.

If any withholding under FATCA legislation is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld in excess of otherwise applicable withholding tax by filing a U.S. federal income tax return, which may entail significant administrative burden. A beneficial owner that is a foreign financial institution, but not a “participating foreign financial institution” (as defined under FATCA legislation) will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles such beneficial owner to an exemption from, or reduced rate of, tax on the payment that was subject to withholding under FATCA legislation. Prospective investors should consult their tax advisors regarding this legislation.

Taxation of Warrants

You generally will not recognize gain or loss upon exercise of a warrant to acquire common shares. Your tax basis of the common shares received upon exercise of a warrant for cash generally will equal the tax basis of the warrant, increased by the amount paid upon exercise of the warrant.

Your holding period of common shares received upon exercise of a warrant will begin on the date the warrant is exercised.

In the event a warrant lapses unexercised, you will recognize a capital loss in an amount equal to the adjusted tax basis of the warrant. Such capital loss will be long-term if your holding period of such warrant was more than one year at the time of lapse. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common shares acquired through the exercise of subscription rights, warrants or, if applicable, the over-subscription privilege. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVER-SUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the common shares issuable upon exercise of the rights and offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio.

EXPERTS

Our consolidated balance sheets as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended appearing in this prospectus have been audited by Dixon, Davis & Bagent LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules file therewith. For further information with respect to us and the common shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this stock offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC at least until January 1, 2014. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC’s website at www.sec.gov and free of charge through our website at www.tcbol.com. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. We are not required to deliver annual reports to our shareholders, but we anticipate that we will voluntarily send an annual report to our shareholders and such report will include audited financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Citizens Independent Bancorp, Inc.
Logan, Ohio

We have audited the accompanying consolidated balance sheets of Citizens Independent Bancorp, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Independent Bancorp, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon, Davis, Bagent & Company

Granville, Ohio
July 26, 2013

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011

	(Dollars in thousands)
	2012	2011
ASSETS
Cash and cash equivalents
Cash and amounts due from depository institutions	$9,781	$6,609
Federal funds sold	778	15,281
Total cash and cash equivalents	10,559	21,890
Securities available for sale	44,765	41,507
Other investment securities	908	1,029
Loans held for sale	677	0
Loans	167,020	177,612
Allowance for loan losses	(5,204)	(4,229)
Net loans	161,816	173,383
Premises and equipment, net	3,677	4,058
Accrued interest receivable	535	639
Deferred income taxes	27	368
Other real estate owned	2,767	7,097
Other assets	830	1,507
TOTAL ASSETS	$226,561	$251,478
LIABILITIES
Deposits
Noninterest-bearing	$18,891	$17,417
Interest-bearing	190,916	204,391
Total deposits	209,807	221,808
Borrowed funds	6,566	8,068
Accrued interest payable	2,032	2,278
Other liabilities	2,288	1,097
TOTAL LIABILITIES	220,693	233,251
SHAREHOLDERS’ EQUITY
Cumulative preferred stock of no par value; 100,000 shares authorized, 0 shares issued and outstanding	0	0
Common stock of no par value; 900,000 shares authorized, 370,780 issued and outstanding at December 31, 2012 and 2011	8,807	4,800
Common stock subscribed, unissued	500	0
Retained earnings	3,117	19,566
Treasury stock, at cost, 53,755 shares	(6,529)	(6,529)
Accumulated other comprehensive income	(27)	390
TOTAL SHAREHOLDERS’ EQUITY	5,868	18,227
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$226,561	$251,478

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2012 and 2011

	(Dollars in thousands, except per share data)
	2012	2011
INTEREST INCOME
Interest and fees on loans	$9,565	$11,057
Interest and dividends on investment securities	891	1,080
Interest on federal funds sold	28	5
TOTAL INTEREST INCOME	10,484	12,142
INTEREST EXPENSE
Interest on deposits	2,296	3,474
Interest on borrowed funds	525	617
TOTAL INTEREST EXPENSE	2,821	4,091
NET INTEREST INCOME	7,663	8,051
Provision for loan losses	7,336	1,954
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	327	6,097
OTHER INCOME
Service charges	495	557
Net gain (loss) on sale of securities	632	388
Net gain on sale of loans	179	199
Net gain (loss) on sale of repossessed assets	(30)	(15)
Credit card income and fees	719	808
Other	446	403
TOTAL OTHER INCOME	2,441	2,340
OTHER EXPENSES
Salaries and employee benefits	3,752	3,841
Net occupancy and equipment expenses	1,104	1,142
Other real estate owned expense	5,344	0
FDIC insurance expense	400	602
State franchise taxes	350	329
Credit card expenses	346	533
Advertising	131	202
Legal and filing fees	1,211	861
Examinations and audit expense	328	152
Stationery and supplies	138	127
Other operating expense	1,650	1,761
TOTAL OTHER EXPENSES	14,754	9,550
INCOME (LOSS) BEFORE FEDERAL INCOME TAX EXPENSE	(11,986)	(1,113)
Federal income tax expense (benefit)	456	(58)
NET INCOME (LOSS)	$(12,442)	$(1,055)
Basic earnings (loss) per common share	$(39.25)	$(3.33)
Diluted earnings (loss) per common share	$(39.25)	$(3.33)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2012 and 2011

	(Dollars in thousands)
	Preferred stock	Common stock	Common stock subscribed	Retained earnings	Treasury stock	Accumulated other comprehensive income
Balances at December 31, 2010	$0	$4,800	$0	$20,621	$(6,529)	$(9)
Comprehensive Income:
Net income (loss)				(1,055)
Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for-sale						309
Change in unrecognized gain (loss) on pension						90
Balances at December 31, 2011	0	4,800	0	19,566	(6,529)	390
Comprehensive Income:
Net income (loss)				(12,442)
Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for-sale						(198)
Change in unrecognized gain (loss) on pension						(219)
Stock dividend – 63,292 shares		4,007		(4,007)
Common stock subscribed, unissued			500
Balances at December 31, 2012	$0	$8,807	$500	$3,117	$(6,529)	$(27)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012 and 2011

	(Dollars in thousands)
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(12,442)	$(1,055)
Adjustments to reconcile net income to net cash Provided by operating activities:
Provision for loan losses	7,336	1,954
Depreciation and amortization	423	415
Deferred income taxes	(302)	(229)
Investment securities amortization (accretion), net	267	263
Provision for loss on real estate owned	5,111	0
Change in value of bank owned life insurance	(7)	(8)
(Gain) loss on sale of repossessed assets	30	15
(Gain) loss on sale of investments	(632)	(389)
Net gain on sale of loans	(178)	(199)
Proceeds from sale of loans	6,680	8,327
Loans originated for sale	(7,179)	(8,128)
Net change in:
Accrued interest receivable	104	208
Accrued interest payable	(246)	88
Other assets	521	1,991
Other liabilities	1,923	86
Net cash provided by operating activities	1,409	3,339
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(26,653)	(26,620)
Proceeds from maturities of available-for-sale securities	6,276	16,759
Proceeds from sales of available-for-sale securities	17,263	11,052
Net change in loans	3,036	11,290
Proceeds from the sale of real estate	383	1,174
Purchases of premises and equipment	(42)	(310)
Net cash provided by (used in) investing activities	263	13,345
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	(12,001)	(11,002)
Net increase (decrease) in short-term borrowings	(217)	33
Repayments of FHLB advances	(1,131)	(27)
Payments on loans payable	(154)	(80)
Cash received on common share subscriptions	500	0
Net cash provided by (used in) financing activities	(13,003)	(11,076)
Net increase (decrease) in cash and cash equivalents	(11,331)	5,608
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	21,890	16,282
CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,559	$21,890

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2012 and 2011

	(Dollars in thousands)
	2012	2011
Net income (loss)	$(12,442)	$(1,055)
Other comprehensive income (loss), net of tax:
Change in funded status of pension plan, net of income taxes of $(113) and $47 for the years ended December 31, 2012 and 2011, respectively	(219)	90
Unrealized net holding gain (loss) on securities available-for-sale, net of income taxes of $(102) and $160 for the years ended December 31, 2012 and 2011, respectively	(198)	309
Other comprehensive income (loss)	(417)	399
Comprehensive income (loss)	$(12,859)	$(656)

The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Citizens Independent Bancorp, Inc. (The Bancorp) is a bank holding company engaged in the business of commercial and retail banking services with operations conducted through offices in Hocking, Athens and Fairfield counties. These communities and surrounding areas are the source of substantially all the Company's deposit and loan activities. Secured loans are secured by business assets, consumer assets, residential real estate and non-residential real estate. The majority of Company income is derived from commercial, real estate and retail lending activities and investments. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

In October 2012, the Bank entered into publicly available Consent Orders with the FDIC and DFI (collectively referred to as the Orders) which require the Bank to take a number of actions. Significant among the required actions is the development of a Capital Plan which will result in the Bank meeting and maintaining its level of Tier 1 capital as a percentage of its total assets at a minimum of 8.50% and its level of qualifying total capital as a percentage of risk-weighted assets at a minimum of 11.50%. The Orders contain a number of listed deliverables and filing deadlines.

Basis of Consolidation

The consolidated financial statements include the accounts of Citizens Independent Bancorp, Inc. and its wholly-owned subsidiary, The Citizens Bank of Logan (The Bank), together referred to as the Company. The financial statements of the Bank include the accounts of its wholly-owned subsidiaries, Countywide Mortgage Company, Countywide Loan Company and Citizens Travel Center. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Investment Securities

Debt securities are classified as held-to-maturity when the Bancorp has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available–for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses of which none have been reported in the periods presented.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and environmental components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Troubled Debt Restructuring (TDRs)

Management classifies loans as TDRs when a borrower is experiencing financial difficulties and the Bank has granted a concession. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy. Management’s policy is to modify loans by extending the term or by granting a temporary or permanent contractual interest rate below the market rate, not by forgiving debt. TDRs are separately identified for impairment disclosures and are measured by the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral.

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Bank Owned Life Insurance

The company has purchased a life insurance policy on one retired executive. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the asset value are recorded as earnings in other income.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Other Real Estate Owned (OREO)

OREO is recorded at fair value less anticipated selling costs (net realizable value) and consists of property acquired through foreclosure and real estate held for sale. If the net realizable value is below the carrying value of the loan at the date of transfer, the difference is charged to the allowance for loan losses. Subsequent declines in the fair value of real estate are classified as OREO devaluations, are reported as adjustments to the carrying value of OREO and are expensed within other income. In certain circumstances where management believes the devaluation may not be permanent in nature, the Bancorp utilizes a valuation allowance to record OREO devaluations, which is also expensed through other income. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to expense.

Benefit Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. 401(K) plan expense is based on the Company's annual contribution.

Earnings per Common Share

Earnings per common share are net income available to common shareholders divided by the weighted average common shares outstanding during the period. The factors used in the earnings per share computation follow:

	(Dollars in thousands)
	2012	2011
Net income (loss)	$(12,442)	$(1,055)
Less accumulated preferred stock dividends	0	0
Net income (loss) available to common shareholders	$(12,442)	$(1,055)
Weighted average common shares outstanding	317,025	317,025
Basic and diluted earnings (loss) per common share	$(39.25)	$(3.33)

Income Taxes

Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, nonaccrual loans, deferred loan fees and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Bancorp files consolidated income tax returns with its subsidiaries.

Advertising

Advertising costs are charged to operations when incurred.

Statements of Cash Flows

The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows. The following are supplemental disclosures for the years ended December 31, 2012 and 2011, respectively.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

	(Dollars in thousands)
	2012	2011
Cash paid during the year for interest	$3,067	$4,004
Cash paid during the year for income taxes	125	336
Transfer of loans to real estate owned	1,194	960

Industry Segments

While the Bancorp’s chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a Bancorp-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

New Accounting Pronouncements

ASC Topic 310: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  On April 5, 2011, the FASB issued a final standard to assist creditors in determining whether a modification of the terms of a receivable meets the definition of a troubled debt restructuring (TDR). The final standard, ASU No. 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring,” was issued as a result of stakeholders questioning whether additional guidance or clarification was needed to assist creditors with determining whether a modification is a TDR. The final standard does not change the long-standing guidance that a restructuring of a debt constitutes a TDR “if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” In other words, the creditor must conclude that both the restructuring constitutes a concession, and the debtor is experiencing financial difficulties. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and has been applied retrospectively to restructurings occurring on or after January 1, 2011.

FASB ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.  This ASU represents the converged guidance of the FASB and the IASB (the “Boards”) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the Codification in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the consolidated financial statements.

ASC Topic 220: Comprehensive Income: Presentation of Comprehensive Income. On June 16, 2011, the FASB issued Accounting Standards Update (ASU) 2011-05.  This ASU is intended to increase the prominence of other comprehensive income in financial statements. The new guidance does not change whether items are reported in net income or in other comprehensive income or whether and when items of other comprehensive income are reclassified to net income. ASU 2011-05 eliminates the option in current U.S. generally accepted accounting principles that permits the presentation of other comprehensive income in the statement of changes in equity. The new guidance in the ASU requires that an entity report comprehensive income in either a single continuous statement that presents the components of net income or a separate but consecutive statements. The new guidance is to be applied retrospectively and early adoption is permitted. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Bancorp’s financial statements.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE B — RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain certain cash and due from bank reserve balances daily in accordance with regulatory requirements. The balance maintained under such requirements was $726,000 and $783,000 as of December 31, 2012 and 2011, respectively.

NOTE C — INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale

	(Dollars in thousands)
	December 31, 2012				December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government Securities	$1,961	$9	$0	$1,970	$2,628	$21	$0	$2,649
U.S. government Federal agencies	15,970	142	0	16,112	16,223	261	(2)	16,482
State & local Governments	7,768	506	0	8,274	10,537	808	0	11,345
Mortgage backed Securities	18,199	210	0	18,409	10,956	86	(11)	11,031
Total	$43,898	$867	$0	$44,765	$40,344	$1,176	$(13)	$41,507

The following is a summary of maturities of securities available-for-sale as of December 31, 2012:

	(Dollars in thousands) Securities available-for-sale
Amounts maturing in:	Amortized Cost	Fair Value
One year or less	$2,645	$2,662
After one year through five years	8,809	9,176
After five years through ten years	14,245	14,518
Mortgage backed securities	18,199	18,409
Total	$43,898	$44,765

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

In 2012, the Bancorp sold securities available-for-sale for total proceeds of $17,263,000, resulting in no gross realized losses and gross realized gains of $632,000.

In 2011, the Bancorp sold securities available-for-sale for total proceeds of $11,052,000, resulting in no gross realized losses and gross realized gains of $388,000.

There were no securities transferred between classifications during 2012 and 2011.

Investment securities with a carrying amount of approximately $33,234,000 and $36,447,000 were pledged to secure deposits as required or permitted by law at December 31, 2012 and 2011, respectively.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE C — INVESTMENT SECURITIES  – (continued)

Information pertaining to securities with gross unrealized losses at December 31, 2012 and 2011, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized Losses	Fair Value	Gross unrealized losses
	(Dollars in thousands)
December 31, 2012:
U.S. government Federal agencies	$0	$0	$0	$0	$0	$0
State & local governments	0	0	0	0	0	0
Mortgage-backed securities	0	0	0	0	0	0
Total	$0	$0	$0	$0	$0	$0
December 31, 2011:
U.S. government federal agencies	$547	$(2)	$0	$0	$547	$(2)
State & local governments	0	0	0	0	0	0
Mortgage-backed securities	3,698	(11)	0	0	3,698	(11)
Total	$4,245	$(13)	$0	$0	$4,245	$(13)

The investment portfolio contains unrealized losses of direct obligations of U.S. securities, including mortgage-related instruments issued or backed by the full faith and credit of the United States government or are generally viewed as having the implied guarantee of the U.S. government, and debt obligations of a U.S. state or political subdivision. As management has the ability to hold debt securities until maturity, or the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the bank to retain its investment in the issuer for a period of time sufficient to allow for any recovery in fair value.

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES

The following tables provide information on the activity in the allowance for loan losses by the respective loan portfolio segment for the period indicated:

	Commercial	Real Estate	Consumer	Total
	(Dollars in thousands)
December 31, 2012
Beginning balance – January 1, 2012	$4,083	$82	$64	$4,229
Charge-offs	(6,170)	(637)	(131)	(6,938)
Recoveries	485	43	49	577
Net (charge-offs) recoveries	(5,685)	(594)	(82)	(6,361)
Provision	6,448	715	173	7,336
Ending balance – December 31, 2012	$4,846	$203	$155	$5,204
December 31, 2011
Beginning balance – January 1, 2011	$4,019	$86	$315	$4,420
Charge-offs	(1,505)	(420)	(383)	(2,308)
Recoveries	37	18	108	163
Net (charge-offs) recoveries	(1,468)	(402)	(275)	(2,145)
Provision	1,532	398	24	1,954
Ending balance – December 31, 2011	$4,083	$82	$64	$4,229

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

The following tables present the recorded investment with respect to impaired loans and the related allowance by portfolio segment at the dates indicated:

	Collectively Evaluated		Individually Evaluated		Total
(Dollars in thousands)	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans	Allowance for loan losses	Recorded investment in loans
December 31, 2012
Commercial	$3,248	$99,015	$1,598	$11,126	$4,846	$110,141
Real estate	199	27,781	4	958	203	28,739
Consumer	84	27,619	71	421	155	28,140
Total	$3,531	$154,515	$1,673	$12,505	$5,204	$167,020
December 31, 2011
Commercial	$2,073	$106,649	$2,010	$17,068	$4,083	$123,717
Real estate	31	19,108	51	960	82	20,063
Consumer	54	33,497	10	335	64	33,832
Total	$2,158	$159,249	$2,071	$18,363	$4,229	$177,612

As part of its monitoring process, the Corporation utilizes a risk rating system which quantifies the risk the Corporation estimates it has assumed when entering into a loan transaction and during the life of that loan. The system rates the strength of the borrower and the transaction and is designed to provide a program for risk management and early detection of problems. Loans are graded on a scale of 1 through 8, with a grade of 4 or below classified as “Pass” rated credits. Following is a description of the general characteristics of risk grades 5 through 8:

5 — Special Mention	The weighted overall risk associated with this credit is considered higher than normal (but still acceptable) or the loan possesses deficiencies which corrective action by the Bank would remedy, thereby reducing risk.
6 — Substandard	The weighted overall risk associated with this credit (based on each of the Bank’s creditworthiness criteria) is considered undesirable, the credit demonstrates a well-defined weakness or the Bank is inadequately protected and there exists the distinct possibility of sustaining some loss if not corrected.
7 — Doubtful	Weakness makes collection or liquidation in full (based on currently existing facts) improbable.
8 — Loss	This credit is of little value and not warranted as a bankable asset. Accordingly, the Bank does not carry any loans on the books that are graded 8 — loss, instead these loans are charged-off.

The Corporation’s strategy for credit risk management includes ongoing credit examinations and management reviews of loans exhibiting deterioration of credit quality. A deteriorating credit indicates an elevated likelihood of delinquency. When a loan becomes delinquent, its credit grade is reviewed and changed accordingly. Each downgrade to a classified credit results in a higher percentage of reserve to reflect the increased likelihood of loss for similarity graded credits. Further deterioration could result in a certain credit being deemed impaired resulting in a collateral valuation for purposes of establishing a specific reserve which reflects the possible extent of such loss for that credit.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

The following tables present the risk category of loans by class of loans based on the most recent analysis performed at December 31, 2012 and December 31, 2011.

Commercial Credit Exposure

Credit risk profile by credit worthiness category

	Commercial Mortgage		Commercial Other
Category	12/31/12	12/31/11	12/31/12	12/31/11
Pass	$77,371	$85,253	$11,568	$12,102
5	10,218	8,006	2,691	3,907
6	5,096	12,439	512	1,967
7	2,380	43	305	0
Total	$95,065	$105,741	$15,076	$17,976

Consumer Credit Exposure

Credit risk by credit worthiness category

	Residential Real Estate
Category	12/31/12	12/31/11
Pass	$27,450	$18,865
5	649	350
6	640	848
7	0	0
Total	$28,739	$20,063

Consumer Credit Exposure

Credit risk profile by credit worthiness category

	Consumer Equity		Consumer Auto		Consumer Other
Category	12/31/12	12/31/11	12/31/12	12/31/11	12/31/12	12/31/11
Pass	$7,336	$8,964	$13,514	$16,195	$6,082	$8,034
5	296	81	115	141	373	202
6	17	21	156	104	241	90
7	0	0	10	0	0	0
Total	$7,649	$9,066	$13,795	$16,440	$6,696	$8,326

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

Loans evaluated for impairment include loans classified as troubled debt restructurings and non-performing commercial, mortgage and consumer loans. The following tables set forth certain information regarding the Corporation’s impaired loans (in thousands), segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary for the periods indicated:

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial mortgage	$1,204	$1,435	$0
Commercial other	4,794	5,732	0
Residential real estate	839	1,898	0
Consumer equity	6	6	0
Consumer auto	218	218	0
Consumer other	29	29	0
Subtotal	7,090	9,318	0
With an allowance recorded:
Commercial mortgage	3,883	4,810	968
Commercial other	1,245	1,719	630
Residential real estate	119	122	4
Consumer equity	168	169	71
Subtotal	5,415	6,820	1,673
Total	$12,505	$16,138	$1,673

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial mortgage	$8,763	$9,419	$0
Commercial other	4,694	5,349	0
Residential real estate	873	919	0
Consumer equity	165	165	0
Consumer auto	131	131	0
Consumer other	27	47	0
Subtotal	14,653	16,030	0
With an allowance recorded:
Commercial mortgage	2,928	3,314	1,630
Commercial other	683	1,421	380
Residential real estate	87	87	51
Consumer equity	12	12	10
Subtotal	3,710	4,834	2,071
Total	$18,363	$20,864	$2,071

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

The following tables present the average recorded investments in impaired loans and the amount of interest income recognized on impaired loans after impairment by portfolio segment and class for the periods indicated. (All dollar amounts reported in thousands)

	No Related Allowance Recorded		With Related Allowance Recorded		Total
	Average Recorded Investment	Total Interest Income Recognized	Average Recorded Investment	Total Interest Income Recognized	Average Recorded Investment	Total Interest Income Recognized
December 31, 2012
Commercial:
Mortgage	$4,984	$18	$3,405	$65	$8,389	$83
Other	4,744	202	964	0	5,708	202
Residential real estate	959	11	103	0	1,062	11
Consumer:
Equity	86	0	90	12	176	12
Auto	349	20	0	0	349	20
Other	28	0	0	0	28	0
Total	$11,150	$251	$4,562	$77	$15,712	$328
December 31, 2011
Commercial:
Mortgage	$6,726	$425	$2,839	$35	$9,565	$460
Other	5,237	13	754	0	5,991	13
Residential real estate	530	17	87	0	617	17
Consumer:
Equity	89	0	12	1	101	1
Auto	78	12	0	0	78	12
Other	14	0	0	0	14	0
Total	$12,674	$467	$3,692	$36	$16,366	$503

The following table summarizes information relative to loan modification determined to be troubled debt restructurings outstanding as of December 31, 2012 and 2011.

	Number of TDRs	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2012
Commercial mortgage	15	$5,669	$4,225
Real estate residential	8	557	524
Consumer equity	2	167	164
Consumer auto	36	303	191
Total	61	$6,696	$5,104

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

	Number of TDRs	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2011
Commercial mortgage	10	$4,629	$4,374
Real estate residential	6	501	489
Consumer equity	2	167	165
Consumer auto	20	157	131
Total	38	$5,454	$5,159

A modification of a loan constitutes a troubled debt restructuring when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan. Loan terms that may be modified due to a borrower’s financial situation include, but are not limited to, a reduction in the stated interest rate, a reduction in the face amount of the debt, a reduction of the accrued interest, temporary interest-only payments, or re-aging, extensions, deferrals, renewals and rewrites. In mitigation, additional collateral, a co-borrower or a guarantor may be requested.

Loans modified in a TDR may already be on nonaccrual status and partial charge-offs may have in some cases been taken against the outstanding loan balance. The allowance for impaired loans that has been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent or on the present value of expected future cash flows, discounted at the loan’s original effective interest rate. Management exercises significant judgment in developing these determinations.

There have been no financing receivables modified as troubled debt restructurings within the previous twelve months that have subsequently defaulted as of December 31, 2012.

The following table presents the loan portfolio summarized by aging categories, at December 31, 2012 and 2011:

(In thousands) 2012	30 – 59 Days Past Due	60 – 89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial
Mortgage	$1,842	$1,135	$5,084	$8,061	$87,004	$95,065	$0
Other	280	351	523	1,154	13,922	15,076	0
Residential
Mortgage	149	0	339	488	28,251	28,739	0
Consumer
Equity	17	0	17	34	7,615	7,649	0
Auto	23	9	78	110	13,685	13,795	0
Other	9	2	29	40	6,656	6,696	0
Total	$2,320	$1,497	$6,071	$9,887	$157,133	$167,020	$0

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES  – (continued)

(In thousands) 2011	30 – 59 Days Past Due	60 – 89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Loans	Recorded Investment >90 Days and Accruing
Commercial
Mortgage	$50	$613	$7,193	$7,856	$97,885	$105,741	$0
Other	93	2	2,170	2,265	15,711	17,976	0
Residential
Mortgage	1,113	0	1,497	2,610	17,453	20,063	0
Consumer
Equity	0	0	12	12	9,054	9,066	0
Auto	49	21	19	89	16,351	16,440	21
Other	89	39	5	133	8,193	8,326	39
Total	$1,394	$675	$10,896	$12,965	$164,647	$177,612	$60

The following summarizes loans (in thousands) on nonaccrual status at December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Commercial
Mortgage	$6,391	$7,856
Other	1,728	2,265
Residential real estate
Real estate, 1 – 4 family	798	2,050
Consumer
Equity	17	12
Auto	91	22
Other	0	5
Total	$9,025	$12,210

NOTE E — PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2012 and 2011 follows:

	(Dollars in thousands)
	2012	2011
Land	$1,168	$1,163
Buildings and improvements	3,493	3,716
Furniture, fixtures, and equipment	3,898	3,773
	8,559	8,652
Accumulated depreciation and amortization	(4,882)	(4,594)
Total	$3,677	$4,058

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE E — PREMISES AND EQUIPMENT  – (continued)

The Company has entered into various operating lease arrangements. The leases expire at various dates throughout 2013 to 2014 and provide for options at renewal. At December 31, 2012, the total future minimum lease commitments under the leases were:

(Dollars in thousands)
2013	$40
2014	36
$76

NOTE F — DEPOSITS

Deposit account balances at December 31, 2012 and 2011, are summarized as follows:

	(Dollars in thousands)
	2012	2011
Non-interest bearing checking accounts	$18,891	$17,417
Interest-bearing checking accounts	20,557	36,552
Savings accounts	66,834	71,709
Certificates of deposit	103,525	96,130
Total	$209,807	$221,808

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $54,026,000 and $48,053,000 at December 31, 2012 and 2011, respectively.

At December 31, 2012, scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)
2013	$46,430
2014	24,749
2015	16,202
2016	7,239
2017	8,857
2018 and after	48
Total	$103,525

The Bank held deposits of approximately $346,000 and $741,000 for executive officers and directors at December 31, 2012 and 2011, respectively.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE G — BORROWED FUNDS

Borrowed funds are comprised of the following at December 31:

	Current Interest Rate	(Dollars in thousands) Balance
		2012	2011
Federal Home Loan Bank advances:
Variable rate advances, due at maturity Advances due in 2013	0.00%	$0	$744
Variable rate advances, with monthly principal and interest payments Advances due in 2013	0.00%	0	387
Total Federal Home Loan Bank advances		0	1,131
8.00% note payable to company in monthly installments of interest only through 12/29/2015, unsecured		5,000	5,000
4.25% note payable to bank in monthly installments of $9,925 through 06/26/2019, unsecured		675	720
4.75% note payable to bank in monthly installments of $12,615 only through 11/21/2019, unsecured		891	1,000
Demand note to U.S. Treasury		0	217
Total borrowed funds		$6,566	$8,068

Federal Home Loan Bank advances (FHLB) are collateralized by all shares of FHLB stock owned by the Bank (totaling $859,000) and by 100% of the Bank's qualified collateral. Based on the collateral capacity, total FHLB advances are limited to approximately $11,112,000.

At December 31, 2012, scheduled maturities of notes payable were as follows:

2013	$204
2014	213
2015	5,223
2016	232
2017	244
2018 and thereafter	450
$6,566

NOTE H — FEDERAL INCOME TAXES

The consolidated provision for income taxes for 2012 and 2011 consists of the following:

	(Dollars in thousands)
	2012	2011
Income tax expense
Current tax expense (benefit)	$0	$0
Deferred tax expense (benefit)	(4,878)	(58)
Valuation allowance	5,334	0
	$456	$(58)

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE H — FEDERAL INCOME TAXES  – (continued)

The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	(Dollars in thousands)
	2012	2011
Federal statutory income tax at 34%	$(4,075)	$(378)
Tax exempt income	(154)	(203)
Other	(649)	523
Valuation allowance	5,334	0
	$456	$(58)

The deferred tax asset and deferred tax liability comprised the following at December 31:

	2012	2011
Deferred Tax Assets
Pension accounting	$313	$201
Allowance for loan losses	1,109	554
Deferred compensation	22	24
OREO accounting	1,743	131
Nonaccrual loan interest	297	159
NOL carryforward	2,571	174
Other	3	12
Deferred tax assets	6,058	1,255
Deferred Tax Liabilities
Available for sale securities	286	384
FHLB stock	166	166
Depreciation	245	337
Deferred tax liabilities	697	887
Net deferred tax asset before valuation allowance	5,361	368
Valuation allowance	(5,334)	0
Net deferred tax asset	$27	$368

At year end 2012, the Bancorp had federal net operating loss carryforwards of approximately $7,561,000 which will begin to expire in the year 2031.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. In evaluating the deferred tax asset, the Bancorp has determined that realization of the asset is less likely than not, therefore a valuation allowance was provided on deferred tax assets of approximately $5,334,000 at December 31, 2012.

The Bancorp and its subsidiaries are subject to U.S. federal income tax. The Bancorp is no longer subject to examination by taxing authorities for years before 2009.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE I — FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

	(Dollars in thousands)
	2012	2011
Home equity lines	$8,117	$3,007
Credit card lines	5,330	5,026
Secured by real estate	451	370
Other unused commitments	7,116	13,082
Standby letters of credit	1,306	849
Total	$22,320	$22,334

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not incurred any losses on its commitments in either 2012 or 2011.

The Bank had due from bank balances in excess of $250,000 with the following banks as of December 31, 2012:

(Dollars in thousands)
Great Lakes Bankers Bank	$4,787
Federal Reserve Bank	1,250
Total	$6,037

NOTE J — COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE K — RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2012, no retained earnings were available for the payment of dividends without prior regulatory approval.

NOTE L — EMPLOYEE BENEFIT PLANS

The Bank has a qualified noncontributory, defined benefit pension plan which covers certain employees. The benefits are primarily based on years of service and earnings.

The following is a summary of the plans funded status as of December 31, 2012 and 2011:

	(Dollars in thousands)
	2012	2011
Benefit obligation	$1,497	$1,313
Fair value of plan assets	576	709
Funded status	$(921)	$(604)
Pension expense for the year	$64	$121
Employer contribution for the year	73	15
Benefits paid during the year	60	20

The following assumptions were used in determining the actuarial present value of the projected benefit obligation:

	2012	2011
Discount rate	3.50%	4.20%
Long-term rate of return on assets	N/A	N/A
Rate of increase in future compensation levels	N/A	N/A

Pension expense for 2012 and 2011 comprised the following:

	(Dollars in thousands)
	2012	2011
Service cost	$0	$0
Interest cost	53	64
Expected return on plan assets	(40)	(55)
Net amortization of deferral of gains and losses	51	34
Settlement (gain) loss	0	78
Pension expense	$64	$121

Following is an analysis of plan assets by category:

	2012	2011
Equity securities	7%	24%
Debt securities	3	3
Cash and cash equivalents	90	73
Total	100%	100%

The Bank’s overall strategy is to invest in high-grade securities and other assets with a minimum risk of market value fluctuation.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE L — EMPLOYEE BENEFIT PLANS  – (continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Dollars in thousands)
2013	$93
2014	98
2015	180
2016	78
2017	102
2018 – 2022	397
Total	$948

The Company offers a 401(k) profit sharing plan covering substantially all employees. The Company partially matches voluntary employee contributions of up to 4% of individual compensation. The matching percentage was 50% in 2012 and 2011. Employee contributions are vested at all times. The Company's matching contributions become fully vested after an individual has completed seven years of service. Expense associated with the plan included in salaries and employee benefits was approximately $43,000 in 2012 and $44,000 in 2011.

NOTE M — REGULATORY MATTERS

The Bancorp is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation (FDIC). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to average assets (as defined).

As of December 31, 2012, the most recent notification from the FDIC, the Bank was categorized as undercapitalized. Under the regulatory framework for prompt corrective action, the Bank’s capital status may preclude the Bank from access to borrowings from the Federal Reserve System through the discount window. Also, as required by the framework, the Bank has a capital plan that is being filed with the FDIC. The plan outlines the Bank’s steps for attaining the required levels of regulatory capital. Management believes, at this time, that the Bank will meet all the provisions of the capital plan and all the other regulatory capital requirements by December 31, 2013.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE M — REGULATORY MATTERS  – (continued)

The Bank’s actual and required capital amounts and ratios are as follows:

			(Dollars in thousands)		To Be Well Capitalized Under Current Regulatory Provisions
	Actual		For Capital Adequacy Purposes
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:
Total Risk-Based Capital (to Risk-Weighted Assets)	$13,130	8.1%	$12,922	8.0%	$16,153	10.0%
Tier I Capital (to Risk-Weighted Assets)	11,110	6.9	6,461	4.0	9,692	6.0
Tier I Capital (to Average Assets)	11,110	4.8	9,284	4.0	11,605	5.0
As of December 31, 2011:
Total Risk-Based Capital (to Risk-Weighted Assets)	$21,855	11.4%	$15,355	8.0%	$19,193	10.0%
Tier I Capital (to Risk-Weighted Assets)	19,433	10.1	7,677	4.0	11,516	6.0
Tier I Capital (to Average Assets)	19,433	7.8	10,013	4.0	12,517	5.0

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair Value Measurements and Disclosures of the FASB ASC, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value accounting guidance excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents:  The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment securities:  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:  For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits:  The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS  – (continued)

fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest:  The carrying amounts of accrued interest approximate the fair values.

Borrowed funds:  The carrying amounts of borrowed funds which mature within 90 days approximate their fair values. The fair values of other borrowed funds are estimated using discounted cash flow analysis that applies interest rates currently offered on similar instruments.

Fair Value Hierarchy

The Corporation groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 — Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuation is based on inputs other than quoted prices included with level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 — Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS  – (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities
U.S. government securities	$0	$1,970	$0
U.S. government federal agencies	0	16,112	0
State & local governments	0	8,274	0
Mortgage backed securities	0	18,409	0

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$0	$0	$10,718
Other real estate owned	0	0	2,767

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities
U.S. government securities	$0	$2,649	$0
U.S. government federal agencies	0	16,482	0
State & local governments	0	11,345	0
Mortgage backed securities	0	11,031	0

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS  – (continued)

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$0	$0	$14,496
Other real estate owned	0	0	7,097

The estimated fair values of the Bank's financial instruments are as follows:

	(Dollars in thousands)
	2012		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$10,559	$10,559	$10,559	$0	$0
Investment securities	44,765	44,765	0	44,765	0
Other investment securities	908	908	0	0	908
Loans held for sale	677	677	0	0	677
Loans, net	161,816	163,717	0	0	163,717
Accrued interest receivable	535	535	0	0	535
Financial liabilities:
Noninterest-bearing deposits	$18,891	$18,891	$18,891	$0	$0
Interest-bearing deposits	190,916	193,161	0	193,161	0
Borrowed funds	6,566	6,563	0	6,563	0
Accrued interest payable	2,032	2,032	0	0	2,032

	(Dollars in thousands) 2011
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$21,890	$21,890
Investment securities	41,507	41,507
Other investment securities	1,029	1,029
Loans held for sale	0	0
Loans, net	173,383	183,009
Accrued interest receivable	639	639
Financial liabilities:
Noninterest-bearing deposits	$17,417	$17,417
Interest-bearing deposits	204,391	206,391
Borrowed funds	8,068	8,063
Accrued interest payable	2,278	2,278

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE N — FAIR VALUES OF FINANCIAL INSTRUMENTS  – (continued)

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the Bank’s financial instruments with off-balance-sheet risk are disclosed in NOTE I. No derivatives were held by the Bank for trading purposes.

NOTE O — PARENT COMPANY FINANCIAL STATEMENTS

The following are condensed parent company only financial statements for the Company.

CONDENSED BALANCE SHEETS
December 31, 2012 and 2011

	2012	2011
Assets
Cash	$282	$305
Investment in subsidiary	11,082	19,817
Securities available for sale	0	121
Other assets	1,416	4,819
Total assets	$12,780	$25,062
Liabilities	$6,912	$6,835
Total shareholders' equity	5,868	18,227
Total liabilities and equity	$12,780	$25,062

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE O — PARENT COMPANY FINANCIAL STATEMENTS  – (continued)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Years ended December 31, 2012 and 2011

	2012	2011
Income
Dividends from subsidiaries	$0	$0
Other	29	86
	29	86
Expenses
Other	(4,147)	851
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(4,118)	(765)
Equity in undistributed earnings of subsidiaries	(8,324)	(550)
Income tax expense (benefit)	0	(260)
Net income (loss)	(12,442)	(1,055)
Other comprehensive income (loss)	(417)	399
Comprehensive income (loss)	$(12,859)	$(656)

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE O — PARENT COMPANY FINANCIAL STATEMENTS  – (continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities
Net income (loss)	$(12,442)	$(1,055)
Adjustments to reconcile net income to cash from operations
Provision for loss on real estate owned	3,142	0
Change in other assets and other liabilities	529	(369)
Equity in undistributed earnings of subsidiaries	8,324	550
Net cash from operating activities	(447)	(874)
Cash flows from investing activities
Proceeds from the sale of real estate	0	880
Proceeds from sale of securities	78	0
Net change from investing activities	78	880
Cash flows from financing activities
Cash received on common share subscriptions	500	0
Payments on loan payable	(154)	(80)
Net change from financing activities	346	(80)
Net change in cash and cash equivalents	(23)	(74)
Cash and cash equivalents at beginning of year	305	379
Cash and cash equivalents at end of year	$282	$305

CITIZENS INDEPENDENT BANCORP, INC.
LOGAN, OHIO

Notes to Consolidated Financial Statements

NOTE P — STOCK SUBSCRIPTION

During 2012 the Bancorp accepted a stock subscription for shares of common stock outstanding as of December 31, 2012. The amount received in cash was $500,000.

NOTE Q — STOCK DIVIDEND

On March 20, 2012, the Bancorp distributed 63,292 shares of common stock in connection with a 25% stock dividend. As a result of the stock dividend, common stock was increased by $4,007,000 and retained earnings was decreased by $4,007,000. All references in the accompanying financial statements to the number of common shares and per-share amounts for 2011 have been restated to reflect the stock dividend.

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED BALANCE SHEETS
June 30, 2013 and December 31, 2012

	(Dollars in thousands)
	(Unaudited) 2013	2012
ASSETS
Cash and cash equivalents
Cash and amounts due from depository institutions	$12,925	$9,781
Federal funds sold	700	778
Total cash and cash equivalents	13,625	10,559
Securities available for sale	38,434	44,765
Other investment securities	859	908
Loans held for sale	807	677
Loans	158,732	167,020
Allowance for loan losses	(4,725)	(5,204)
Net loans	154,007	161,816
Premises and equipment, net	3,480	3,677
Accrued interest receivable	535	535
Deferred income taxes	301	27
Other real estate owned	1,269	2,767
Other assets	1,025	830
TOTAL ASSETS	$214,342	$226,561
LIABILITIES
Deposits
Noninterest-bearing	$18,644	$18,891
Interest-bearing	179,731	190,916
Total deposits	198,375	209,807
Borrowed funds	6,466	6,566
Accrued interest payable	1,863	2,032
Other liabilities	1,914	2,288
TOTAL LIABILITIES	208,618	220,693
SHAREHOLDERS’ EQUITY
Cumulative preferred stock of no par value; 100,000 shares authorized, 0 shares issued and outstanding	0	0
Common stock of no par value; 900,000 shares authorized, 399,748 and 370,780 issued and outstanding, respectively	9,307	8,807
Common stock subscribed, unissued	0	500
Retained earnings	3,590	3,117
Treasury stock, at cost, 54,380 and 53,755, respectively	(6,590)	(6,529)
Accumulated other comprehensive income	(583)	(27)
TOTAL SHAREHOLDERS’ EQUITY	5,724	5,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$214,342	$226,561

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF OPERATIONS
Six Months Ended June 30, 2013 and 2012

	Unaudited (Dollars in thousands)
	2013	2012
INTEREST INCOME
Interest and fees on loans	$4,470	$4,939
Interest and dividends on investment securities	389	443
Interest on federal funds sold	5	18
TOTAL INTEREST INCOME	4,864	5,400
INTEREST EXPENSE
Interest on deposits	836	1,265
Interest on borrowed funds	234	244
TOTAL INTEREST EXPENSE	1,070	1,509
NET INTEREST INCOME	3,794	3,891
Provision for loan losses	191	2,668
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,603	1,223
OTHER INCOME
Service charges	240	218
Net gain (loss) on sale of securities	31	412
Net gain on sale of loans	49	77
Net gain (loss) on sale of repossessed assets	4	(30)
Credit card income and fees	221	400
Other	161	188
TOTAL OTHER INCOME	706	1,265
OTHER EXPENSES
Salaries and employee benefits	1,913	1,817
Net occupancy and equipment expenses	525	608
Other real estate owned and valuation expense	(14)	137
FDIC insurance expense	270	250
State franchise taxes	78	186
Credit card expenses	25	226
Advertising	94	50
Legal and filing fees	153	331
Examinations and audit expense	117	77
Stationery and supplies	44	73
Other operating expense	631	759
TOTAL OTHER EXPENSES	3,836	4,514
INCOME (LOSS) BEFORE FEDERAL INCOME TAX EXPENSE	473	(2,026)
Federal income tax expense (benefit)	0	0
NET INCOME (LOSS)	$473	$(2,026)
Basic earnings (loss) per common share	$1.49	$(6.39)
Diluted earnings (loss) per common share	$1.49	$(6.39)

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Six Months Ended June 30, 2013 and 2012

	Unaudited (Dollars in thousands)
	2013	2012
Net income (loss)	$473	$(2,026)
Other comprehensive income (loss), net of tax
Unrealized net holding gain (loss) in securities available-for-sale, net of income taxes of $(237) and $(67) for the six months ended June 30, 2013 and 2012, respectively	(556)	(137)
Other comprehensive income (loss)	(556)	(137)
Comprehensive income (loss)	$(83)	$(2,163)

CITIZENS INDEPENDENT BANCORP, INC.
Logan, Ohio

CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2013 and 2012

	Unaudited (Dollars in thousands)
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$473	$(2,026)
Adjustments to reconcile net income (loss) to net cash Provided by operating activities:
Provision for loan losses	191	2,668
Depreciation and amortization	195	215
Investment securities amortization (accretion), net	129	122
Provision for loss on real estate owned	0	68
Change in value of bank owned life insurance	(2)	(2)
(Gain) loss on sale of repossessed assets	(4)	30
(Gain) loss on sale of investments	(31)	(412)
Net gain on sale of loans	(49)	(77)
Proceeds from sale of loans	2,843	2,634
Loans originated for sale	(2,794)	(2,557)
Net change in:
Accrued interest receivable	0	103
Accrued interest payable	(169)	(41)
Other assets	(132)	(655)
Other liabilities	(373)	693
Net cash provided by (used in) operating activities	277	763
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	0	(17,346)
Proceeds from maturities of available-for-sale securities	5,372	3,848
Proceeds from sales of available-for-sale securities	80	14,385
Net change in loans	7,402	8,240
Proceeds from the sale of real estate	1,588	168
Purchases of premises and equipment	(59)	(98)
Net cash provided by (used in) investing activities	14,383	9,197
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	(11,432)	(4,655)
Net increase (decrease) in short-term borrowings	0	(217)
Repayments of FHLB advances	0	(13)
Payments on loans payable	(101)	0
Purchase of treasury stock	(61)	0
Net cash provided by (used in) financing activities	(11,594)	(4,885)
Net increase (decrease) in cash and cash equivalents	3,066	5,075
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,559	21,890
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13,625	$26,965
Cash paid during the period for interest	$1,239	$1,550
Cash paid during the period for income taxes	0	25
Loans transferred to other real estate owned	0	282

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by us in connection with the sale of the securities being registered hereunder, all of which will be borne by us. All amounts shown are estimates except for the SEC registration fee.

Subscription and information agent fees and expenses	$25,000
Legal fees and expenses	$75,000
Accounting fees and expenses	$40,000
Printing costs and mailing	$2,500
Other miscellaneous expenses	$8,500
Total	$151,000

Item 14. Indemnification of Directors and Officers.

(a) Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b) Amended and Restated Code of Regulations of Citizens Independent Bancorp, Inc.

Article Five of the Company’s Amended and Restated Code of Regulations provides that Bancorp will indemnify any officer or director who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Bancorp if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. A director or officer will be indemnified with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

Article Five also provides that the Company may purchase and maintain insurance or furnish similar protection, on behalf of any director or officer of the Company against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the obligation or the power to indemnify him against such liability.

Item 15. Recent Sales of Unregistered Securities.

On November 30, 2012, pursuant to a subscription agreement, the Bancorp entered into an agreement to sell common shares to one accredited investor for $500,000, or $17.26 per share. The shares were issued on June 30, 2013. These common shares were offered and sold by Bancorp in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits.

ITEM	DESCRIPTION	DOCUMENT REFERENCE
Exhibit 1.1	Form of Subscription/Escrow Agent Agreement	To be filed by amendment
Exhibit 3.1	Articles of Incorporation of Citizens Independent Bancorp, Inc., as amended	(previously filed)
Exhibit 3.2	Code of Regulations of Citizens Independent Bancorp, Inc.	(previously filed)
Exhibit 4.1	Specimen Common Share Certificate of Citizens Independent Bancorp, Inc.	(previously filed)
Exhibit 4.2	Form of Warrant Certificate	To be filed by amendment
Exhibit 4.3	Form of Rights Certificate	To be filed by amendment
Exhibit 5	Opinion of Vorys, Sater, Seymour and Pease LLP	To be filed by amendment
Exhibit 10.1	2012 Consent Order	(previously filed)
Exhibit 10.2	Consulting Agreement with Donald P. Wood	(previously filed)
Exhibit 10.3	Management Employment Agreement	(previously filed)
Exhibit 21	Subsidiaries of Bancorp	(previously filed)
Exhibit 23.1	Consent of Dixon, Davis & Bagent LLP	(previously filed)
Exhibit 23.2	Consent of Vorys, Sater, Seymour and Pease LLP	To be filed by amendment
Exhibit 24	Power of Attorney	(previously filed)
Exhibit 99.1	Form of Instructions as to Use of Subscription Rights Certificate	To be filed by amendment
Exhibit 99.2	Form of Letter to Shareholders who are Record Holders	To be filed by amendment
Exhibit 99.3	Form of Letter to Nominee Holders whose Clients are Beneficial Holders	To be filed by amendment
Exhibit 99.4	Form of Letter to Clients of Nominee Holders	To be filed by amendment
Exhibit 99.5	Form of Beneficial Owner Election Form	To be filed by amendment
Exhibit 99.6	Form of Nominee Holder Certification	To be filed by amendment
Exhibit 99.7	Form of Notice of Important Tax Information	To be filed by amendment
Exhibit 99.8	Form of Cover Letter to Shareholders	To be filed by amendment

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(7)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)	To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Logan, State of Ohio, on October 8, 2013.

Citizens Independent Bancorp, Inc.

By	/s/ Ronald R. Reed Ronald R. Reed, President and CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: October 8, 2013
By /s/ Donald P. Wood Donald P. Wood, Chairman of the Board	By /s/ William J. Mauck William J. Mauck, Director
Date: October 8, 2013	Date: October 8, 2013
By /s/ Robert Lilley Robert Lilley, Director	By /s/ Daniel Stohs Daniel Stohs, Director
Date: October 8, 2013	Date: October 8, 2013
By /s/ Michael Shawd Michael Shawd, Director	By /s/ David A. Kowalski David A. Kowalski, Principal Financial Officer and Principal Accounting Officer
Date: October 8, 2013	Date: October 8, 2013

*	The above-named directors of the Company sign this registration statement by Donald P. Wood, their attorney-in-fact, pursuant to the Power of Attorney signed by each of the above-named directors, which Power of Attorney was previously filed with the Registration Statement on Form S-1 all in the capacities indicated and on July 26, 2013.

By: /s/ Donald P. Wood Donald P. Wood, Attorney-in-Fact